Exhibit 99.1

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

1.0 Identification:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
Alexsandro Broedel	Investor Relations Officer

1.1.	Chief-Executive Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
The above qualified officer states that:
a. he has revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.
Signature:

1.2.	Investor Relations Officer’s statement:

Name of the person responsible for the content of the form	Position of the person responsible
Alexsandro Broedel	Investor Relations Officer
The above qualified officer states that:
a. he has revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.
Signature:

1.3.	Chief Executive Officer’s/Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief-Executive Officer
Alexsandro Broedel	Investor Relations Officer
The above qualified officers state that:
a. they have revised the reference form;
b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;
c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

ITEM 2. AUDITORS

Items - 2.1. and 2.2. - Auditors

	2017		2016	2015
Has an auditor been engaged?	YES		YES	YES
Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879
Type of auditor	National		National	National
Corporate name	Pricewaterhousecoopers Auditores Independentes		Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes
Corporate Taxpayer’s Registry (CNPJ) number	61,562,112/0001-20		61,562,112/0001-20	61,562,112/0001-20
Initial date of service provision	01/01/2017		01/01/2016	01/01/2015
Final date of service provision			12/31/2016	12/31/2015
		R$/Thousand
	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	59,917	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;

	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;	5,989	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures and issue of reports with specific purposes;

Description of the services contracted	3. Service agreement for the review of bookkeeping and tax bookkeeping, issue of income tax settlement report and review of compliance with transfer pricing policies;	417	3. Service agreement for the review of bookkeeping and tax bookkeeping and review of compliance with transfer pricing policies;	3. Service agreement for the review of bookkeeping and tax bookkeeping;

	4. Other services relating to training, procurement of technical material and surveys.	85	4. Advisory service agreements for the review of bookkeeping and sale of loans portfolio;	4. Consulting agreements related to internal processes and usual market practices for middle market operations;

			5. Service agreements associated to assessment of availability related to the custody rule SEC206;	5. Diagnostic provision agreements for controls on negotiation of credit card debts;

			6. Other services relating to training, procurement of technical material and surveys.	6. Other services relating to training, procurement of technical material and surveys.

	2017	2016	2015
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last year, ended December 31, 2017, correspond to the amount of R$ 66,408 thousand that comprise the amounts related to audit services: R$ 65,906 thousands and other services: R$ 502 thousand.

Justification for the replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor

Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Person in charge
Name of the person in charge	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti
Individual Taxpayer’s Registry (CPF) number of the person in charge	023.115.418-62	023.115.418-62	023.115.418-62
Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10°, 13-17° floors	09-10°, 13-17° floors	09-10°, 13-17° floors
District	Água Branca	Água Branca	Água Branca
Zip Code	05001-903	05001-903	05001-903
City Code	11	11	11
Telephone number	3674-3780	3674-3780	3674-3780
City Code (facsimile)	3674-2060	3674-2060	3674-2060
E-mail address	washington.cavalcanti@pwc.com	washington.cavalcanti@pwc.com	washington.cavalcanti@pwc.com

2.3. Supply other information that the issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, and it is also responsible for:

a)	recommending to the Board of Directors the companies to be engaged, in Brazil and abroad, for the provision of independent audit services and the respective fees and replacements;

b)	supervising the work of the Conglomerate’s independent auditors, to assess their effectiveness and verify the compliance with applicable laws, regulations, and internal rules;

c)	recommending the approval by the Board of Directors of the policy for engaging services to be rendered by the companies that audit the Conglomerate’s financial statements. The policy should establish: (i) services that cannot be rendered by these companies, since they would affect their independence and/or objectivity, (ii) services the engagement of which has already been pre-approved by the Committee, and (iii) services that should be previously submitted for the Committee’s approval;

d)	annually assessing, with the Conglomerate’s independent audit companies: (i) the procedures for internal controls over the quality of these companies; (ii) their independence, (iii) questions raised by government and regulatory authorities, (iv) the relationship between these independent audit companies and the Conglomerate, and (v) the most recent revision of the company’s quality control procedures;

e)	together with the Independent Auditor, revising the scope, planning and personnel to be allocated to the execution of the Independent Auditor’s work;

f)	deciding on the hiring of employees and engagement of service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

These competences are formalized in the Audit Committee Regulations and in the corporate policies that detail them.

ITEM 3. SELECTED FINANCIAL INFORMATION

3.1- Financial information		☐ Company	☒ Consolidated
			(in R$)
		December 31,
	2017	2016	2015
a. stockholders’ equity	148,005,859,157	122,581,602,369	112,252,359,795
b. total assets	1,434,969,454,682	1,353,241,366,613	1,276,414,656,363
c. income (expenses) from financial operations(1)	66,365,485,475	66,369,043,158	72,725,135,171
d. gross income	91,903,170,746	96,540,030,066	70,676,938,145
e. net income	23,902,897,362	23,263,348,122	25,739,750,478
f. number of shares, former treasury shares (units)(2)	6,464,630,518	6,512,700,007	6,513,485,554
g. book value per share (reais unit)(2)	22.89	18.82	17.23
h. basic earnings per share (reais unit)	3.68	3.57	3.91
i. diluted earnings per share (reais unit)	3.65	3.54	3.89
j. other accounting information selected by the issuer	n/a	n/a	n/a

(1) As a financial institution, the Bank considers Income (expense) from income from financial operations as an indicator of net revenue.

(2) For better comparability, outstanding shares at 12/31/2015 were adjusted by the bonus occurred on 09/23/2016.

3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a)	Inform the value of non-accounting measures

We present below the differences between our financial statements under BRGAAP1 and under International Financial Reporting Standards – IFRS.

We point out that the main difference in the Net Income and in Stockholders’ Equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS, but adopt the expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for the period from January to December 2017 are available on our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS

				R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
	Dec/31/2017			Dec/31/2016
Total Assets	1,503,503	(68,534)	1,434,969	1,427,084	(73,843)	1,353,241
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [5]	834,616	(9,718)	824,900	767,222	(16,395)	750,827
Loan Operations	493,595	(228)	493,367	491,225	(859)	490,366
(-) Allowance for Loan Losses [4]	(35,360)	7,465	(27,895)	(35,986)	9,014	(26,972)
Other Financial Assets [6]	111,780	(52,212)	59,568	106,459	(52,542)	53,917
Tax Assets [6]	59,648	(17,720)	41,927	61,210	(16,936)	44,274
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	39,224	3,879	43,102	36,954	3,875	40,829
Current Liabilities and Long Term Liabilities	1,364,565	(77,603)	1,286,964	1,299,869	(81,442)	1,218,427
Deposits	402,938	-	402,938	329,414	-	329,414
Deposits Received Under Securities Repurchase Agreements [3]	323,910	(11,276)	312,634	366,038	(16,874)	349,164
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	255,100	207	255,309	257,167	(228)	256,939
Other Financial Liabilities [5]	129,770	(52,157)	77,613	123,604	(51,772)	71,832
Reserves for Insurance, Private Pension and Capitalization	183,747	786	184,533	156,656	567	157,223
Provisions and Other Liabilities	48,660	(2,561)	46,098	49,320	(1,301)	48,019
Tax Liabilities [6]	20,440	(12,602)	7,839	17,670	(11,834)	5,836
Total Stockholders’ Equity	138,938	9,069	148,005	127,215	7,599	134,814
Non-controlling interests	12,014	1,152	13,165	11,625	607	12,232
Controlling Stockholders’ Equity [7]	126,924	7,917	134,840	115,590	6,992	122,582

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders’ Equity is presented in the following table.

b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements

The reconciliation of Net Income and Stockholders’ Equity and the conceptual description of major adjustments are presented below.

Conciliation

						R$ million
	Equity	Result
Adjustments	Dec/31/2017	4th Q/17	3rd Q/17	4th Q/16	jan-dec/17	jan-dec/16
BRGAAP - Values Attributable to Controlling Stockholders	126,924	5,821	6,077	5,543	23,965	21,639
(a) Allowance for Loan Losses	5,257	(291)	(69)	240	(457)	1,325
(b) Adjustment to market value of shares and quotas	186	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	450	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(84)	(7)	(2)	(5)	(8)	20
(e) Financial Leasing Operation	586	(40)	(33)	2	(131)	125
(f) Other adjustments	1,520	5	98	218	549	171
IFRS - Values Attributable to Controlling Stockholders	134,840	5,485	6,048	5,994	23,903	23,263
IFRS - Values Attributable to Minority Stockholders	13,165	195	(130)	(52)	365	319
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	148,005	5,680	5,918	5,942	24,268	23,582

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investment were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for January to December, 2017

For comparison purposes, the table below presents Net Income and Recurring Net Income under IFRS and BRGAAP.

										R$ million
	4thQ/17			3rdQ/17			jan-dec/17			jan-dec/16
Recurring Result	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,821	5,485	(336)	6,077	6,048	(29)	23,965	23,903	(62)	21,639	23,263	1,624
Exclusion of the Non-Recurring Events	469	424	(35)	177	52	(125)	914	496	(418)	583	251	(332)
Provision Expenses for Citibank Integration	277	277	-	-	-	-	277	277	-	-	-	-
Goodwill Amortization	135	-	(135)	125	-	(125)	508	-	(508)	441	-	(441)
Disposal of IRB shares	-	-	-	(155)	(155)	-	(155)	(155)	-	-	-	-
Liability Adequacy Test	(145)	(45)	100	-	-	-	(185)	(74)	91	(109)	-	109
CMI Lawsuits - Economic Plans	-	-	-	61	61	-	101	101	-	224	224	-
Tax Contingencies and Legal Liabilities	184	184	-	9	9	-	226	226	-	6	6	-
Impairment	7	7	-	137	137	-	152	152	-	181	181	-
Program for the Settlement or Installment Payment of Taxes	-	-	-	-	-	-	-	-	-	(14)	(14)	-
Pension Fund	-	-	-	-	-	-	-	-	-	(130)	(130)	-
Others	-	-	-	-	-	-	(31)	(31)	-	(18)	(18)	-
Recurring Result - Attributable to Controlling Stockholders	6,280	5,909	(371)	6,254	6,100	(154)	24,879	24,399	(481)	22,222	23,514	1,291

The figures in the tables in this item are in millions; however, variations and sums were calculated in units.

c) Explian why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

Income excluding non-recurring events is aimed at showing the company’s performance excluding timely events that have low probability of recurring, or which occur regardless of the company’s action. Therefore, it accurately shows the company’s performance in a certain period of time and provides for comparability between periods.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

Not applicable.

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of capital stock, (ii) distribution of dividends to stockholders (see items “b” and “c” below) and (iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration, and its balance may also be used: (i) in redemption, reimbursement or share buyback operations, under current legislation; and (ii) in contribution to capital stock, including by means of new share bonus. The Statutory Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law No. 6,404/76, always respecting the stockholders’ right to mandatory dividends, under the terms of these Bylaws and applicable legislation; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of the Brazilian Corporate Law No. 6,404/76.

a) Rules on retention of earnings

There have been no changes to rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law, at an Annual General Stockholders’ Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of net income for the year previously approved as part of the capital budget. Additionally, mandatory minimum dividends may not be paid in any year in which management announces to the Annual General Stockholders’ Meeting that this would be incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and dividends paid by the Issuer have been higher than mandatory minimum dividends (see item 3.5 below).

b) Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law, and in compliance with items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

The Board of Directors, meeting on February 6, 2017, changed the payment of dividends and interest on capital of the Company, which was set in the range from 35% to 45% of the recurring consolidated net income in the next years.

On September 26, 2017, the Company informed that it will maintain the practice of paying dividends and net interest on capital at 35% of the recurring net income and exclude the maximum limit currently determined as 45%.

The total amount to be distributed each year will be set by the Board of Directors, considering, among others:

1.	the Company’s capitalization level, according to rules issued by the Central Bank of Brazil;
2.	the minimum level determined by the Board of Directors (CET1 = currently 13.5%);
3.	the profitability in the year;
4.	the expectations of capital use based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirement; and
5.	changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws.

In accordance with the Material Fact disclosure on September 26, 2017 we presented the simulation below (table) on variations in payment of dividends and interest on capital as a result of the Increase in RWA and ROE, and it should be emphasized that other factors may also affect this distribution, as mentioned above.

Total payout to keep Tier I Capital* at 13.5% under different return and growth scenarios.

(*) Taking into account the full application of BIS III rules, in addition to the impacts of acquisition of Citibank’s retail business in Brazil and the minority interest of 49.9% in XP Investimentos.

Simulations – Payout

		ROE[3]
Total Payout[1]		15.0%	17.5%	20.0%	22.5%	25.0%
	5.0%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
RWA[2] Growth	10.0%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.0%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

Subtitle:

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base, with the acquisitions of Citibank and XP Investimentos.

(2) Risk-weighted assets.

(3) Return on equity.

It is noteworthy that net payout range is subject to changes arising from to mergers and acquisitions, tax regulation or regulatory changes, and significant changes in risk-weighted assets (RWA). The aforementioned events that may change the net payout are by no means exhaustive, that is, they are mere examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws.

Additionally, management may resolve on the distribution of additional profit whenever it deems convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits in addition to the mandatory minimum dividend.

Within the scope of the implementation of the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193, establishing that dividends will not be paid if a financial institution fails to comply with the additional capital requirements in effect as of January 1, 2016, with gradual increases until 2019.

This restriction on dividend payment will be progressively applied, according to the extent of non-conformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital may not be distributed.

Capital Management and Distribution of Profits

In order to ensure capital soundness and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to keep the minimum level, established by the Board of Directors, at 13.5% for Tier 1 Capital, which must be composed of at least 12% of Common Equity Tier I. For further information, see to report “Risk and Capital Management - Pillar” on our website www.itau.com.br/relacoes-com-investidores > Corporate Governance >> Risk and Capital Management – Pillar 3.

The minimum capital requirement, either regulatory or the one established by the Board of Directors, is directly associated with the percentage of dividends and interest on capital to be distributed to stockholders, and profitability for the year, the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement, as well as changes in tax legislation, are also factors to be included in the definition of the amount to be distributed to stockholders. Therefore, the percentage to be distributed may change every year according to the Company’s profitability and capital demands, and always takes into account the minimum distribution set forth in the Company’s Bylaws.

Itaú Unibanco remunerates its stockholders with monthly and complementary payments, and the later have historically occurred twice a year and are equally distributed regardless of the type of share. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investorrelations > Corporate Governance > Rules and Policies

At the end of December 2017, the BIS ratio reached 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Additional Capital; and (ii) 2.6% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$19.7 billion at December 31, 2017.

c) Frequency of distribution of dividends

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

In recent years our stockholders received free of charge one new share for every ten shares of the same type that they held, with cost attributed for bonus share, generating tax benefits. It is worth mentioning that we maintained the monthly dividend payments of R$0.015 per share.

Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of the mandatory minimum dividend. This amount is declared as a dividend “additional” to those paid monthly.

Since July 1980, the Issuer has been remunerating its stockholders by means of monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

For the history of payments by the Issuer, please access the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Remuneration to the shareholders.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions

Not applicable.

e) Whether the issuer has a policy on allocation of earnings formally approved, informing the approving body, date of approval, and, if the issuer discloses the policy, where this document can be found on the Web

The Issuer has a Stockholder Remuneration Policy (dividends and interest on capital), which was approved by the Disclosure and Trading Committee at the meeting of April 19, 2018 and may be accessed on the website of CVM (Informações sobre as Empresas; Informações Periódicas Eventuais; Política de Dividendos) and on the Investor Relations website (https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/RemuneracaoAcionistasEng.pdf).

3.5. In a table, please indicate for each of the past three years*:

			R$ million
	2017	2016	2015
a. Adjusted net income for dividend purposes	20,053	17,911	20,030
b. Total distributed dividends	17,557	10,001	7,305
Interest on capital	9,311	8,915	5,111
Minimum mandatory dividend	8,176	1,016	2,131
Minimum priority dividend	70	70	63
Fixed priority dividend	-	-	-
c. Percentage of dividends per adjusted net income	87.6%	55.8%	36.5%
d. Dividend distributed per class and type of share
Total common shares	8,977	5,146	3,759
Interest on capital	4,761	4,588	2,630
Minimum mandatory dividend	4,216	558	1,129
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Total preferred shares	8,580	4,855	3,546
Interest on capital	4,550	4,328	2,481
Minimum mandatory dividend	3,960	457	1,002
Minimum priority dividend	70	70	63
Fixed priority dividend	-	-	-

e. Payment date of the minimum mandatory dividend	Date established in the Annual General Stockholders' Meeting	Date established in the Annual General Stockholders' Meeting	Date established in the Annual General Stockholders' Meeting
f. Return on equity	16.43%	15.9%	19.0%
g. Total retained earnings	1,687	7,280	12,877
Allocation to reserves	1,687	7,280	12,877
Retained net income	-	-	-
h. Retention date approval	04/25/2018	04/19/2017	04/27/2016
* The financial information is presented under BRGAAP.

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years

Dividends declared in 2017, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$5,050 million.

Dividends declared in 2016, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$2,703 million.

Dividends declared in 2015, using the Retained Earnings or Unrealized Revenue Reserve, amounted to R$2,947 million.

3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

a. sum of current and non-current liabilities;

b. indebtedness ratio (current plus noncurrent liabilities, divided by stockholders' equity);

c. if the issuer so wishes, another indebtedness ratio, indicating:

i. the method used to calculate the ratio;

ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its financial position and indebtedness level

2017
a. sum of current and non-current liabilities (in R$)	1,286,963,595,525
b. indebtedness ratio (current plus noncurrent liabilities, divided by stockholders' equity) (%)	8.70
c. if the issuer so wishes, another indebtedness ratio, indicating:	-
i. the method used to calculate the ratio;	-
ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its financial position and indebtedness level	-

3.8. Liabilities in accordance with their nature and maturities (1)

	(R$ million)
	December 31, 2017
Type of debt	Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	7,624	6,801	736	286	15,447
Agribusiness credit notes	7,562	6,709	662	168	15,101
Mortgage notes	62	92	74	118	346
Unsecured debts	605,993	115,048	152,743	49,758	923,542
Securities sold under repurchase agreements	240,808	34,853	22,293	14,680	312,634
Structured operations certificates	1,762	2,605	19	-	4,386
Deposits	273,339	30,501	96,385	2,713	402,938
Subordinated debt	12,500	4,173	21,078	14,946	52,697
Loans	30,548	4,847	2,444	1,250	39,089
Financial bills	13,234	14,249	157	52	27,692
Real estate credit notes	14,047	4,302	39	137	18,525
Onlending	7,991	9,069	4,741	2,380	24,181
Foreign borrowings through securities	11,764	10,449	5,587	13,600	41,400
Total	613,617	121,849	153,479	50,044	938,989

(1) In accordance with consolidated financial statements under IFRS.

3.9. Supply other information that the issuer may deem relevant

The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standards, except for items 3.5 and 3.6 that comply with BRGAAP accounting standards, since dividends are calculated based on the individual net income under BRGAAP.

ITEM 4. RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

This section addresses the risks we consider material to our business and to investment in our securities. Should any of the events described in such risks occur, our business and financial condition, as well as the amount of investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and other information disclosed in this document.

Other risks we currently deem immaterial or are not aware of may give rise to effects similar to those discussed above should they actually occur.

a)	The Issuer

Credit risk factor

A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position

Credit ratings represent the opinions of independent rating agencies regarding our ability to repay ours indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability.

Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco, are constrained by the grades assigned to the Brazilian sovereign rating. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco.

Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to cover the cost of such financing. A downgrade or a potential downgrade in our credit ratings may have an adverse impact on our operations, income and risk weighting. This may also affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses in our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks may affect the cost and availability of our financing through capital markets and other sources of financing, affecting our interest margins and capacity to operate.

Operational risk factor

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconducts and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us.

Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to potential unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosure of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of IT systems we use for these purposes. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including bugs and other problems that could unexpectedly interfere with the operation of our systems.

Operating failures, including those resulting from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or employees could also damage our reputation and result in litigation, regulatory action and penalties. All these factors may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes: (i) legal risk associated with inadequacy or deficiency in contracts signed by us; (ii) penalties due to non-compliance with laws, such as anti-money laundering and embargo regulation; and (iii) punitive damages to third parties arising from the activities undertaken by us. Also, certain services essential for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, are provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to lack of supply or poor quality of the contracted services, can affect the running of business as well as our clients. We also rely on certain third-party data management providers, whose limited capacities and possible security and vulnerabilities issues may have a similar effect on us.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the disclosure of proprietary or confidential information

We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, for the purpose of stealing, altering or destroying a specific target by hacking into a technologically susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations.

We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information, causing financial loss and damage to our image and directly affecting our customers and partners.

We may incur losses associated with counterparty exposure, including the federal government

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2017, approximately 20.6% of all our assets and 72.3% of our securities portfolio were comprised of these debt securities.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an illustration, any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect the results of our operations in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance.

The loss of middle and senior management members, or our ability to attract and maintain key personnel, may have a material adverse effect on us

Our ability to keep our position in the market and implement strategies depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, may have a material adverse effect on our operations and ability to implement our strategies.

Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on customer satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly qualified professionals who value environments offering equal opportunities and wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Our current business scenario also demands not only a careful look at traditional careers but also at those new ones indispensable for the corporation’s future.

Our performance could be adversely affected if we were unable to attract, retain and motivate key talents. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce could make it difficult to compete, grow and manage our business. The loss of such expertise may adversely affect our financial performance, future prospects and competitive position.

Misconduct of our employees or representatives may adversely affect us

Our business is based on institutional principles (“Our Way”), among which we find “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on the direct interaction with our employees or representatives. Although we have several management and control tools to foster the proper conduct of our employees and representatives, misbehaviors, such as inappropriate sales or the improper use of information, may occur. These risks may cause the loss of clients, the need for compensation or reimbursements, give rise to litigations and, based on its seriousness, expose the institution to reputational risk, and financial and credibility losses with the market and regulators.

Liquidity risk factor

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued to be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and cost of funding.

Market risk factor

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may subject us to material losses

Market risk is the risk of losses due to changes in financial market prices. These losses may incur from fluctuations in the market value of positions held by a financial institution, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equities and commodities prices.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and fluctuate considerably from time to time due to domestic and international economic conditions.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Market risk factor (hedging)

Our hedging strategy may be unable to prevent losses

We use a number of instruments and strategies to hedge our exposures to many risks associated with our business, but we may incur losses if such hedges are not effective.

We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the many risks and the market in which we operate.

Risk factors for insurance, pension plan and capitalization products

Inadequate pricing methodologies for insurance, pension plan and capitalization products may adversely affect us

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension plan products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since they involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We may suffer losses due to events contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions may have an adverse effect on the profitability of our insurance and pension plan products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Model risk factor

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

Our risk management methods, procedures and policies, including statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for risk management are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This scenario would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to unexpected material losses.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with expected losses, according to internal models for credit risk measurement. This calculation also involves significant judgment on the part of our management. These judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Business and strategy risk factor

Our business strategy may not provide us with the results we expect

Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated.

Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which may cause financial losses and reduce the creation of value to our stockholders.

Additionally, factors beyond our control, such as economic and market conditions, changes in laws and regulations and other risk factors stated in this document may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan.

Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since the strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries.

The integration of acquired or merged business involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do make such an announcement, our stock price may fall depending on the size of the operation. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. All such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of contractual clauses by counterparties. Furthermore, we may not achieve the operating and financial synergies and other benefits expected from such transactions in a timely manner, on a cost-effective basis or at all. A risk is also in place of antitrust and other regulatory authorities impose restrictions or limitations on the transactions or on the business arising from certain combinations or impose fines or sanctions due to their interpretation of supposed irregularities in a corporate merger, consolidation or acquisition.

If we are unable to take advantage of opportunities for business growth, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than estimated, we may be adversely affected accordingly.

Reputational risk factor

Damages to our reputation could harm our business and prospects

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as non-compliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, leakage of client data, misconduct of our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market players, may indirectly damage our reputation with clients, investors and the market in general. If we are unable or perceived as unable to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damage to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

Financial reporting risk factors

We make estimates and assumptions in connection with the preparation of our financial statements, and relevant changes to those estimates and assumptions may have a material adverse effect on the results of our operations

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to SEC under the Exchange Act is gathered together and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide reasonable but not absolute assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and give rise to negative consequences due to simple errors or mistakes. In addition, controls can be circumvented by the individual acts of some persons, collusion of two or more people or unauthorized override of controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect the investor confidence in our company and, as a result, the value of investments in our securities

We are required under the Sarbanes-Oxley Act of 2002 to submit a report prepared by our management on the effectiveness of our internal controls over financial reporting and to include a report issued by our independent auditors attesting such effectiveness. Any failure by us to maintain effective internal controls over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal controls over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Our failure to remedy any material weakness in our internal controls over financial reporting or to implement or maintain other effective control systems required of public companies subject to SEC regulation may also restrict our future access to capital markets.

Concentration risk factor

Concentration risk is the risk associated with potential financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments depending on the same index or currency.

We believe that excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations.

Competition risk factor

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry, as well as the competition based on technological alternatives to traditional banking services

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in markets in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business among financial institutions. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment in connection with these services. The use of digital channels has risen steadily over the past few years. Accordingly, new competitors are seeking to replace the existing business models with technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, have our margins and profitability reduced. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

b)	Its parent company, direct or indirect, or control group

Strategy risk factor

Our controlling stockholder has the ability to direct our business

As of December 31, 2017, IUPAR, our controlling stockholder, directly owned 51.49% of our common shares and 26.10% of our total capital stock, which gives it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. E. Johnston, which is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of the Board of Directors. According to Brazilian Corporation Law, however, controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided.

c)	Its stockholders

Risk factors for our ADSs

Holders of our shares and ADSs may not receive any dividends

Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay stockholders at least 25% of our annual net income calculated and adjusted in accordance with Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to include the amount of interest on capital distributed to stockholders for purposes of calculating minimum mandatory dividends. The calculation of net income in accordance with Brazilian Corporate Law may significantly differ from our net income calculated under IFRS.

Brazilian Corporate Law also allows that the payment of mandatory dividends be suspended in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. Therefore, upon the occurrence of such event, holders of our shares and ADSs may not receive dividends. If this happens, dividends not paid in this particular fiscal year will be recorded as a special reserve and, if not used to cover any losses in subsequent years, these amounts of unpaid dividends still available under this reserve will be distributed when the financial condition of the corporation allows such payment.

Furthermore, according to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank of Brazil may at its sole discretion reduce dividends or determine that no dividend will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and may be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances

In accordance with our Bylaws, holders of preferred shares and therefore of our ADSs are not entitled to vote at our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in these general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote to exercise their voting rights. This additional step of instructing the ADS depositary bank may make exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights to our preferred shares

We may not be able to offer U.S. holders of our ADSs the preemptive rights granted to holders of our preferred shares in the event of a capital increase through the issue of preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effectively in place or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights to our preferred shares, we cannot assure that preemptive rights will be offered. In the event such registration statement is not filed or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value arising from the granting of such preemptive rights.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian of our preferred shares underlying ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying ADSs into foreign currency and remit proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which, among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and the legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in preferred shares as foreign investment under one of the regimes mentioned above (e.g., RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of preferred shares underlying the ADSs, Brazilian regulations require the investor to carry out some corresponding exchange rate transactions and pay the related taxes levied on these transactions, as applicable.

The tax treatment for the remittance of dividends and distributions on and the proceeds from any sale of our preferred shares is less favorable if a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. Furthermore, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact their ability to receive dividends or distributions related to our preferred shares or the return of capital in a timely manner.

Holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights from those provided in the U.S. law or the laws of other countries with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares.

d)	Its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e)	Its suppliers

Operational risk factor

Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image.

f)	Its clients

Credit risk factor

Past performance of our loan portfolio may not be indicative of future performance. Changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control.

For example, earlier in this decade, Brazilian banks experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans was followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for acquisition of vehicles.

Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequently, it may have an adverse impact on the results of our operations and financial condition and it may also adversely affect the growth rate and our loan portfolio mix.

g)	Economic sectors in which the issuer operates

Macroeconomic risk factor – international scenario

Changes in economic conditions may adversely affect us

Our operations are dependent upon the performance of the economies of the countries in which we do business, Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the economies of countries in which we do business, Latin American countries in particular, may affect our operations.

Disruptions and the volatility in global financial markets may have significant consequences in the countries in which we operate, such as volatility in prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduced purchasing power of consumers. Furthermore, these events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increased risk associated with our lending activity.

The economic and market conditions of other countries, including the United States, the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. Political uncertainties continue to pose significant risks to the global economic scenario, particularly the possibility of a trade war between the U.S. and China. In the Eurozone, the formation of a new government coalition in Italy and Brexit negotiations are sources of uncertainty, although neither appears to pose immediate risk to the region or to the global economy. Crises in these countries may reduce the investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future..

Banks that operate in countries deemed emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. Additionally, any factor impacting the investors’ confidence, such as a downgrade in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of these markets, may affect the price or availability of funds for financial institutions in any of these markets, which may affect us.

Thus, crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. In addition to the Brazilian macroeconomic environment, global financial crises may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and the countries in which we operate and have a material adverse effect on us.

Macroeconomic risk factors – domestic scenario

Brazilian authorities exert influence on the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies, as well as deterioration of government fiscal accounts, may adversely affect us.

Our operations are highly dependent on the performance of the Brazilian economy. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, GDP decreased by 3.5% and rose 1.0% in 2017. The growth was impacted by high interest rates, low commodities prices, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which may reduce the productivity and efficiency levels of Brazil. Low national savings levels require relatively large financial inflows from abroad, which may falter if political and fiscal instabilities are perceived by foreign investors. Depending on their intensity, these factors could lead to lower employment rates and income and consumption levels, resulting in increased default rates on loans we grant for individuals and non-financial companies and, therefore, have a material adverse effect on us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay and, consequently, affecting us.

Fiscal issues:

The Brazilian primary public budget result has been in deficit since 2014. If the deterioration of the Brazilian government fiscal accounts continues, it could generate a loss of confidence by local and foreign investors. Regional governments are also facing fiscal concerns due to inflexible expenditures, declining revenues and high debt burden. The Brazilian Congress approved an amendment to Brazil’s Constitution to limit the increase of the primary public expenditure to the prior year’s inflation for at least 10 years. In the short term, the spotlight will remain on the social security reform that is critical for meeting the spending limit in the future. Deemed pivotal, this reform is ready to be voted by the Brazilian Congress. However, political uncertainties may postpone any progress to 2019, after general elections. The reduced confidence in the Brazilian government’s fiscal condition may lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, negatively impacting local economy and causing depreciation of the Brazilian real, rise in inflation and interest rates, and slowdown in the economic growth, thus adversely affecting our business, the results of operations and financial condition.

Monetary issues:

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include tightening of monetary policy, with rises in the SELIC interest rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs. In addition, rises in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of client default. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as net margins.

Foreign exchange issues:

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank of Brazil may intervene in the purchase or sale of foreign currencies to ease fluctuations and reduce the volatility of the foreign exchange rate. In spite of these interventions, the foreign exchange rate may fluctuate significantly. In addition, in some cases interventions made to avoid sharp fluctuations in the value of the Brazilian real against other currencies may have the opposite effect, leading to an increased volatility of the foreign exchange rate. Instability in foreign exchange rates could adversely impact our business. A potential depreciation of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative impacts on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies.

All these changes may impact variables crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the market, tax burden, and economic growth), thus limiting our operations in certain markets and affecting our liquidity and our clients’ ability to pay. Uncertainties regarding future economic policies may contribute to increase the volatility of Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us. To summarize, any significant change in the Brazilian economy may affect our operations.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects

Certain Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by CVM, SEC, the U.S. Department of Justice, the Brazilian Federal Police and other Brazilian public entities responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, these companies may face (as some of them have already faced) downgrades by credit rating agencies, experience (as some of them have already experienced) funding restrictions and have (as some of them have already had) reduction in revenues, among other negative effects. These negative effects may hinder the ability of these companies to timely honor their financial obligations, thus bringing losses to us as a number of them are our clients. The companies involved in the Lava Jato investigations may also be (as some of them have already been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, current corruption investigations have contributed to reduce the value of the securities of several companies. Investment banks (including Itaú BBA Securities) that acted as underwriters on the public distributions of securities of these investigated companies are also parties to certain lawsuits in the U.S. and may become parties to other lawsuits yet to be filed. We cannot predict how long these corruption investigations may take, or how significant the effects of these investigations may be for the Brazilian economy and the financial sector that may also be investigated due to the commercial relationships it may have held with companies and persons involved in the Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed, they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services (IRS) summoned us to account for certain tax proceedings related to BankBoston Brazil, which came under investigation in connection with the Zelotes operation. We acquired BankBoston Brazil’s operations from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises looking for documents related to those processes and also to payments made to lawyers and consultants that acted thereon. We clarify that the agreement entered into with Bank of America for the acquisition of BankBoston Brazil’s operations included a clause whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to this agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. These investigations have not yet been concluded, and we remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and monitoring systems, we believe we are in compliance with existing standards, especially those related to anti-money laundering standards. However, due to the size and wide range of our operations and commercial relationship with investigated companies or persons, as well as to the several public and private banks acquired by Itaú Unibanco over the last 15 years, we may also come under investigation, which may ultimately result in reputational damage, and civil or criminal liability. Negative effects on a number of companies may also impact the volume of investments in infrastructure in Brazil, resulting in lower economic growth.

h)	Regulation of the sectors in which the issuer operates

Banking regulation risk factor

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention

We operate in a number of credit and financial services related sectors through the entities under our control. For regulation and supervision purposes, the Central Bank of Brazil treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank of Brazil, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank of Brazil may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims by creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank of Brazil carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank of Brazil also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Changes in applicable law or regulations may have a material adverse effect on our business

Changes in the laws or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls, as well as by interpretations of the law by courts and agencies in a way that differs from our legal advisors’ opinions.

In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis that began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms aimed to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III).

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a bill to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing some difficulties for the collection of amounts from final consumers. Recently, the Superior Court of Justice has published a precedent that may impact the ability of Brazilian banks to collect amounts due under credit agreements with individuals. However, the impacts of this precedent are currently unclear, as the scope of its application is under evaluation. Furthermore, local or state legislatures may from time to time consider bills intended to impose security measures and standards for customer services, such as limits in waiting queues and accessibility requirements that, if signed into law, could affect our operations. . More recently, certain bills converted into law (and others proposed) in certain Brazilian states or municipalities have imposed restrictions on the ability of creditors to include information on insolvent debtors in the records of credit protection bureaus, which may also adversely affect our ability to collect debts in arrears.

We also have operations outside Brazil, including Argentina, Chile, Colombia, Paraguay, the United Kingdom, the United States, Uruguay and Switzerland. Changes in laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws and related regulations may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest. These funds must be held in Brazilian federal government securities and are used to finance government programs, such as the federal housing program and rural sector subsidies. The Central Bank of Brazil has changed the minimum level of compulsory deposits from time to time – reserves that financial institutions are obligated to keep at the Central Bank.

Insurance regulation risk factor

Our insurance operation is subject to regulatory agencies, such as SUSEP (Superintendency of Private Insurance) and ANS (Brazilian Regulatory Agency for Private Health Insurance and Plans). Therefore, we may be adversely affected by the penalties applied by such regulators.

Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources or technical reserves, or poor economic health of a regulated entity, SUSEP may appoint an inspector to act within this company. If such intervention does not remedy the situation, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject to fines, warnings, suspension of authorization to operate, and disqualification to engage in business activities as set by law.

Health insurance companies are subject to ANS regulations. With respect to companies deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable insurance company’s portfolio, or take other measures such as imposing a fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) fines; (iii) suspending the exercise of duties; (iv) temporary disqualification for the exercise of management positions in insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies and in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) cancellation of the company’s authorization to operate and the disposal of its portfolio.

Accordingly, our insurance operations may be adversely affected by the penalties applied by SUSEP or ANS, as described above.

Capital market and tax regulations risk factors

Tax reforms may adversely affect our operations and profitability

The Brazilian government regularly amends tax laws and regulations, by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are levied or the way these taxes are calculated, including with respect to tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability.

Litigation risk factor

Unfavorable court decisions involving material amounts for which we recognized no provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions recognized, may adversely affect our results and financial condition

As part of the ordinary course of our business, we are subject and party to a number of civil, tax and labor lawsuits, which involve substantial amounts of money. Our Complete Financial Statements only include reserves for probable losses that can be reasonably estimated and expenses that we may eventually incur in connection with pending lawsuits or administrative proceedings or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have recognized reserves. In the event of unfavorable court decisions involving material amounts for which we have recognized no provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions recognized, the overall cost of these unfavorable decisions may adversely affect our results and financial condition.

Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings accounts arising from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation.

Itaú Unibanco Holding is a defendant in lawsuits filed by individuals and in class actions filed by (i) consumer protection associations and (ii) the Public Prosecution Office on behalf of holders of savings accounts. In connection with these class actions, Itaú Unibanco Holding has recognized provisions upon service of the enforcement of the judgment handed down by the judiciary, by adopting the same criteria used to determine the provisions for lawsuits filed by individuals.

The Brazilian Federal Supreme Court (local acronym STF) has issued a number of decisions in favor of holders of savings accounts, but has not issued a final judgment regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a final judgment on this constitutional issue.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an agreement to end the litigations related to the economic plans against Brazilian banks, including us. This agreement was ratified on a plenary session of the Federal Supreme Court (of March 1, 2018) and, in 90 days, the holders of saving accounts may adhere to its terms for a period of 24 months to conclude related legal proceedings.

Tax assessments may adversely affect us.

As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from divergences in the understanding of application of tax laws may generate tax assessments that, depending on their outcomes, may have an adverse effect on our financial results.

i)	Foreign countries in which the issuer operates

The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1.

j)	Environmental and social issues

Environmental and social risk factor

We may incur financial losses and damage to our reputation in connection with environmental and social risks

Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition, we also understand the environmental and social risk as the risk of potential losses due to the exposure to environmental and social events arising from the performance of our activities.

Financial institutions are subject to specific guidelines on the management of environmental and social risks, in accordance with CMN Resolution No. 4,327, of April 25, 2014, which determined that financial institutions must implement an environmental and social responsibility policy containing certain minimum requirements as brought about by such regulation. This regulation provided for the mandatory recording of losses arising from E&S damage and the previous assessment of the E&S risk upon approval of products and services, among other provisions. The Central Bank of Brazil is responsible for inspecting the implementation of this regulation by financial institutions.

We understand that E&S issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of serious E&S incidents.

Environmental and social risks become more evident when we finance projects and these projects cause some E&S damage. In the event of environmental and social damage caused by such projects, we may be deemed to be indirectly liable for such damage and consequently be subject to the same consequences as those by the entrepreneur.

We also recognize that climate change is one of the major challenges for us, since climate events may affect our activities in our administrative buildings, network of branches and data processing centers and are significant for all geographical regions where we operate in Brazil.

Finally, we could suffer damage to our image and brand if we do not fully comply with our voluntary commitments, such as in applying the Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor.

4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks.

a) Our definition of market risk

Market risk is the risk of losses due to fluctuations in the market value of positions held by a financial institution, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equities and commodities prices.

b) Our market risk governance

Our institutional market risk management policy is in line with the principles set forth by CMN regulation and the subsequent amendments. These principles guide the institution’s approach to market risk control and management across the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market scenarios;
•	The profile of our portfolio; and
•	The expertise to support operations in specific markets.

The key principles underlying our market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
•	Promote a disciplined and informed dialogue about the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business seeks to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and prevent risk concentration.

The market risk is controlled by an area independent from the business units and is responsible for performing the daily activities of: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance; (v) monitoring the measures needed to adjust positions and/or levels of risk to make them viable; and (vi) supporting the secure launch of new financial products.

CMN has regulations establishing the segregation of the exposure to market risk into risk factors, as follows: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same governance structure for risk limits.

Our structure of limits and alerts is in alignment with the Board of Directors guidelines, and is reviewed and approved an annual basis. This structure has specific limits aimed at improving the process of risk monitoring and understanding, as well as preventing risk concentration. These limits and alerts are calibrated based on projections of balance sheets, stockholders’ equity, liquidity, complexity and market volatility in the future and on our risk appetite.

c) Our market risk procedures and metrics

In an attempt to fit the transactions into defined limits, we hedge transactions with clients and proprietary positions, including foreign investments. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations.

Our market risk framework categorizes transactions as either part of our trading portfolio or banking portfolio, in accordance with general criteria established by specific regulation.

Our trading portfolio is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Our banking portfolio is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term.

Market risk management is based on the following key metrics:

•	Value at Risk (VaR): statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);

•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;

•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and

•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

Additionally, sensitivity and loss control measures are also analyzed. These include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked to market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through historical simulation. The assumption underlying the historical simulation is that the expected distribution for the possible gains and losses (P&L s – Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank of Brazil. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Global VaR				December				December
(Historical Simulation approach) (1)	Average	Minimum	Maximum	31, 2017	Average	Minimum	Maximum	31, 2016
	(In millions of R$)
Group of Risk Factor
Interest rate	721.0	583.6	1,311.9	764.7	482.5	323.7	607.4	607.4
Currencies	20.4	6.5	50.2	11.9	18.4	6.8	33.2	17.0
Equities	45.4	38.5	54.9	46.4	45.2	34.0	63.3	44.3
Commodities	1.5	0.7	4.0	0.8	1.7	0.7	4.0	0.8
Diversification effect (2)				(451.5)				(339.7)
Total	409.9	304.8	874.0	372.3	236.6	155.1	341.5	329.8

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

At December 31, 2017, our average global VaR (historical simulation) was R$409.9 million, or 0.28% of our consolidated stockholders’ equity at December 31, 2017, compared to our average global VaR (historical simulation) of R$236.6 million at December 31, 2016, or 0.18% of our consolidated stockholders’ equity at December 31, 2016.

VaR – Trading portfolio

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our trading portfolio. Our total average trading portfolio VaR was R$52.0 million at December 31, 2017, compared to R$38.6 million at December 31, 2016 and R$23.6 million at December 31, 2015.

				December				December
Trading Portfolio VaR(1)	Average	Minimum	Maximum	31, 2017	Average	Minimum	Maximum	31, 2016
	(In millions of R$)
Group of Risk Factor
Interest rate	52.8	13.8	100.4	58.3	41.0	15.6	69.5	49.1
Currencies	14.6	3.9	43.6	8.8	8.9	3.5	20.8	11.0
Equities	11.7	3.5	22.0	13.6	7.9	3.3	23.8	4.0
Commodities	1.3	0.3	4.0	0.8	1.6	0.5	5.3	0.8
Diversification effect (2)				(34.2)				(18.3)
Total	52.0	15.3	102.8	47.3	38.6	16.2	69.4	46.6

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

Sensitivity analyses (trading and banking portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered significant. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under exceptional circumstances.

The sensitivity analyses of the trading and banking portfolios presented herein are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective measures, taking into account the fair value of financial instruments, regardless of whether or not these financial instruments are accounted for on an accrual basis.

		Trading Portfolio (1)			Trading and Banking Portfolios (1)
Exposures		December 31, 2017			December 31, 2017
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
				(In thousands of R$)
Interest Rate	Fixed Income Interest Rates in reais	(677)	(181.412)	(293.515)	(8.313)	(1.653.629)	(3.179.360)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(464)	(38.269)	(79.140)	(1.759)	(264.749)	(505.366)
Foreign Exchange Rates	Prices of Foreign Currencies	1.720	126.269	392.106	1.832	123.518	387.645
Price Index Linked	Prices Indexes Linked Interest Rates	(586)	(44.720)	(82.604)	(3.198)	(251.703)	(474.026)
TR	TR Linked Interest Rates	-	(1)	(1)	479	(121.136)	(307.836)
Equities	Prices of Equities	168	(1.885)	(30.632)	4.569	(110.354)	(244.940)
Other	Other relevant market rates or prices	8	1.238	2.671	(4)	7.521	16.726
Total		169	(138.780)	(91.115)	(6.394)	(2.270.532)	(4.307.157)

(1) Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
•	Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•	Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Interest rate sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the characteristics of the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our Superior Market Risk and Liquidity Committee (CSRML) analyzes Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, which compares hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on banking supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrates the need for improvement actions.

According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The backtesting with confidence level of 99%, and period of 250 business days did not show failures in relation to effective and hypothetical results in the period.

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating:

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$740 million, which represents 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million on December 31, 2017).

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

Civil Proceedings

Case No. 2007.51.01.001894-7

a.	Court: 22nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. “Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil.
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Case No. 2005.70.00.027997-3

a.	Court: 6th Federal Lower Court - Curitiba - State of Paraná
b.	Jurisdiction: Federal Supreme Court (STF)
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended. We were served with notice to submit closing arguments on March 14, 2018.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

Case No. 2000.51.01.030509-7

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Case No. 2003.51.01.028514-2

a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

Tax Claims

Case No. 0204699-55.0500.8.26.0090 (204.699/05)

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo
c.	Filing date: 11.30.2005
d.	Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil)
e.	Amounts, assets or rights involved: R$2,764,494,603.11 (December 2017)
f.	Main facts: Tax foreclosure filed by the City of São Paulo for the collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. The production of expert evidence was started.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged.

Case No. 16327.721830/2011-92

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$1,307,935,680.37 (December 2017)
f.	Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721481/2012-90

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$856,455,834.84 (December 2017)
f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The appellate decision is awaiting notice. We were served with notice of the appellate decision. A special appeal filed by the bank is pending trial.
g.	Chance of loss: Remote (R$346,070,543.33), Possible (R$377,784,719.25), and Probable (R$132,600,572.26)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720.550/2014-18

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 06.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,206,526,339.12 (December 2017)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The case returned to CARF after the end of the evidence production period.
g.	Chance of loss: Possible (R$960,332,057.46), and Probable (R$246,194,281.66)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721108/2014-09

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,174,642,180.01 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. We are awaiting to be served with a notice of the appellate decision that denied the voluntary appeals filed against the unfavorable decision by the Judge of the Federal Revenue Office (DRJ).
g.	Chance of loss: Remote (R$178,524,934.95), and Possible (R$996,117,245.06)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721149/2015-78

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/22/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,373,860,961.46 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). We are awaiting to be served with a notice of the ruling that denied the voluntary appeal filed against the unfavorable decision by the DRJ.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721095/2015-41

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/04/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$835,757,562.31 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed by the company was unanimously granted, and the appellate decision is awaiting to be served.
g.	Chance of loss: Remote (R$673,103,854.92), and Possible (R$162,653,707.38)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720680/2013-61

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:06/25/2013
d.	arties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$26,613,452,728.57 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. on April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. A special appeal filed by PGFN is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721300/2013-14

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:11.14.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$2,694,401,902.53 (December 2017)
f.	Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial. A special appeal filed is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720411/2017-29

a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court – Judge of the Federal Revenue Service
c.	Filing date: 05.30.2017
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A
e.	Amounts, assets or rights involved: R$821,107,594.38 (December 2017)
f.	Main facts: Tax assessment notice in connection with PIS/Cofins driven by alleged lack of taxation on the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, due to the alleged fraud committed in successive acts that place these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. The related objection filed is pending trial.
g.	Chance of loss: Remote (R$86,651,481.47) and Possible (R$734,456,112.91)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 2008.61.00.014763-1

a.	Court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 06.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo
e.	Amounts, assets or rights involved: R$1,289,013,601.88 (December 2017)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting trial.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Labor Claims

Case No. 00447000320085020066

a.	Court: 66th Labor Lower Court of São Paulo (Barra Funda)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 02.28.2008
d.	Parties to the proceedings: A. K. A.S. vs. Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$5,063,407,229.34 (December 2017)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. Proceedings are suspended at the TST, since the appeal filed is awaiting trial (effect of decision on paid weekly rest – Case law guidance 394).
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 02329008220095020381

a.	Court: 1st Labor Lower Court of Osasco (State of São Paulo)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date:11.30.2009
d.	Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência
e.	Amounts, assets or rights involved: R$18,239,715,867.37 (December 2017)
f.	Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant to pay overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Administrative Proceeding

Case No. 08700.008182/2016-57

a.	Court: Administrative Council for Economic Defense (CADE)
b.	Jurisdiction: Administrative Lower Court – General Superintendency of the Administrative Council for Economic Defense (CADE)
c.	Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government.
d.	Parties to the proceedings: CADE “ex oficio” vs. Banco Itaú BBA S.A and others.
e.	Amounts, assets or rights involved: According to Law No. 12,529/11, Article 37, item I, any violation to the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenues of the company, group or conglomerate, earned in the year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the applicable calculation basis, as well as of the significantly wide range of percentages applicable, it will not be possible to calculate the fine amounts in the event of an unfavorable decision.
f.	Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and the futures (derivatives) markets in Brazil by financial institutions (including Banco Itaú BBA S.A.) and individuals located in Brazil. The defense was timely filed on 01.08.2018.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Payment of the fine amount.

Arbitration proceedings

The Issuer is not a party to any arbitration proceedings in progress at December 31, 2017 that are significant in terms of the matters or amounts involved.

4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3

The total amount provided for the tax claims described in item 4.3. is R$1,667,808,455.80. No provision is recognized for civil and labor lawsuits since their likelihood of loss is classified as possible or remote.

4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management member, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing:

The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders.

Additionally, the Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries.

Case No. 000.00.643149-6

a.	Court: 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo);
b.	Jurisdiction: Appellate Court
c.	Filing date: 11.27.2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting therefrom, mainly agreements for assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be annulled, thereby revoking the effects from these agreements, and (ii) to recover damage sustained by the plaintiffs as a result of these credit assignment agreements. The claim was denied. An internal interlocutory appeal was filed by Sumatra and Mr. Lian against the judgment that denied the special appeal.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Case No. 000.00.619716-7

a.	Court: 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Superior Court of Justice (STJ)
c.	Filing date: 10.05.2000
d.	arties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$263,447,282.46 (December 2017)
f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was considered valid by the Court of Justice of the State of São Paulo (TJSP). Special appeal provided to suspend UBB and Bandeirantes’ legitimacy regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal against the Extraordinary Appeal filed by Sumatra is pending decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 51718900-0

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo);
b.	Jurisdiction: Lower Court
c.	Filing date: 02.17.2000
d.	Parties to the proceedings: Estate of Mr. Yerchanik Kissajikian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing their power and decreasing the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The Appellate decision by the TJSP affirmed the judgment for defendant. .A special appeal filed is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Case No. 583.00.2001.076875-7

a.	Court: 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Lower Court
c.	Filing date: 07.05.2001
d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Favorable judgment to the defendant. The appeal filed by the plaintiffs is awaiting trial.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

Case No. 583.00.2009.229.838-5

a.	Court: 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b.	Jurisdiction: Appellate Court
c.	Filing date:02.05.2010
d.	Parties to the proceedings: S/A Philomeno Indústria e Comércio and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Stockholder seeks damages on the grounds of having been precluded from exercising his right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time-barred. The special appeal was not admitted. The bill of review of the special appeal is awaiting trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount not stated

4.4.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.4

No provision is recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote.

4.5. With respect to the confidential relevant proceedings in which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

a)	Amounts involved
b)	Action carried out by the issuer or its subsidiary that gave rise to this contingency

4.6.1 Indicate the amount provided for, if any, for the lawsuits described in item 4.6

The Issuer is not a party to any repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

In the normal course of business, the Issuer’s subsidiaries are party to legal and administrative proceedings that are collectively relevant and whose types of contingency are detailed in the table below:

		R$ million
AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	7,283	Contingencies are related to individual or collective lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, and transfer allowances.
Civil	5,300	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damages and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings in connection with the economic plans implemented in the 1980s and 1990s as a measure to combat inflation¹.
Tax[2]	4,922	Tax provisions are related to lawsuits in which we discuss the legality and unconstitutionality of legislation in force. These lawsuits, which the conglomerate classifies as legal liabilities, refer particularly to challenges to the different CSLL rates and the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which likelihood of loss is classified as probable, with main discussions on tax service (ISS) on certain revenues.

¹In spite of having complied with the rules then in force, ITAÚ UNIBANCO HOLDING is a defendant in lawsuits filed by individuals on the grounds of this topic, and also in class actions filed by either: (i) consumer protection associations or (ii) the Public Attorneys’ Office on behalf of savings account holders. Regarding these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served with the process and when individual plaintiffs apply to enforce rulings issued by the Judge, by using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to the holders of savings accounts, but has not consolidated its understanding regarding the constitutionality of the economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, as from May 22, 2018, savers may adhere to its terms for a 24-month period, with the subsequent settlement of lawsuits.

2 The amounts provided for in connection with the tax contingencies stated herein do not include the amounts for the cases with probable chance of loss already stated in item 4.3 of this Form.

4.7. Describe other relevant contingencies that are not included in the previous items

No amounts involved in tax and social security lawsuits whose likelihood of loss is possible are provided for. The amounts involved in key tax and social security lawsuits whose likelihood of loss is possible, whose total risk is estimated at R$19,595 million, are as follows:

		R$ million
Tax	Issue	Amount
INSS	Non-wage amounts: we defend the non-levy of contribution on non-wage amounts, mainly: profit sharing, stock-option plans, transportation vouchers, and flat bonus.	3,883
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: the liquidity and certainty of the offset credit are being analyzed.	1,650
IRPJ/CSLL	Deduction – Goodwill: The deductibility of goodwill on acquisition of investments with expected future profitability is discussed.	1,584
IRPJ/CSLL	Interest on capital: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on stockholders’ equity for the current and prior years.	1,487
ISS	Banking activities: we understand that banking activities are not mixed up with services and/or they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	1,123
PIS/COFINS	Reversal of revenues from depreciation in excess: discuss the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations	923
IRPJ/CSLL	Deductibility of losses in loan operations: tax assessment notices for collection of IRPJ and CSLL due to alleged noncompliance with legal criteria for deduction of losses on receipt of loans.	705

4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable; Brazil is the Issuer’s country of origin.

b) Restrictions on outstanding securities and their transfer

Not applicable; Brazil is the Issuer’s country of origin.

c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation

Not applicable; Brazil is the Issuer’s country of origin.

d) Cases where the holders of securities will have the preemptive right to subscribe shares, stock-backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable

Not applicable; Brazil is the Issuer’s country of origin.

e) Other issues of interest to investors

Not applicable; Brazil is the Issuer’s country of origin.

ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY

5.1. In relation to the risks indicated in item 4.1, inform:

a)	whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy

We have a defined governance process for policy review applicable to Brazil and our international units. Policies preponderantly define institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provides guidelines and establishes risk management governance, as follows:

Policies(1)	Approving body	Date of approval
Capital management		08/31/2017
Credit Risk Management and Control		02/22/2018
Integrated Management of Operational Risk, Internal Controls and Compliance	Board of Directors	12/15/2017
Liquidity Risk Management and Control		03/29/2018
Market Risk Management and Control		02/23/2017

(1) Available for consultation on website www.itau.com.br/investor-relations under “Corporate Governance, Rules and Policies, Public Access Report - Credit Risk”.

b)	the objectives and strategies of the risk management policy, if any, including:

i.	risks that are intended to be hedged

Risk	Description

Credit risk

Possibility of losses due to: (i) failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed-upon terms; (ii) devaluation of a credit agreement due to deterioration of the risk rating of the borrower, issuer or counterparty; (iii) reduction of earnings, remuneration or benefits granted upon renegotiation; or (iv) recovery costs.

Operational risk

Possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes the legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to any noncompliance with laws and damages paid to third parties arising from activities undertaken by the institution.

Internally, we classify these risk events in:

•      internal frauds;

•      external frauds;

•      labor claims and deficient security in the workplace;

•      inadequate practices regarding clients, products and services;

•      damage to our own physical assets or assets in use;

•      interruption of our activities;

•      failures in information technology systems; and

•      failures in the performance, compliance with deadlines and management of our activities.

Liquidity risk

Likelihood that an institution will not be able to effectively honor its expected and unexpected, current and future obligations, including those arising from guarantees commitment, without affecting daily operations or incurring significant losses.

Market risk	Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including risks associated with transactions subject to fluctuations in foreign exchange and interest rates, price indexes, and equities and commodities prices.

Other risks	Description

Risks associated with insurance, pension plans and capitalization products

Products that compose the portfolios of our insurance companies are related to life and elementary insurance, as well as pension plans and capitalization products. Accordingly, we understand that the main risks inherent in these products are as follows:

•      Underwriting risk (the possibility of losses arising from insurance, pension plans and capitalization products that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions);

•      Market risk;

•      Credit risk;

•      Operational risk; and

•      Liquidity risk.

Environmental and social risk	Risk of potential losses due to exposure to environmental and social events arising from the performance of our activities.
Regulatory risk	Risk of losses due to fines, sanctions and other penalties applied by regulatory agencies due to noncompliance with regulatory requirements.
Model risk	Risk of the models used by us fail to consistently reflect the relations of variables of interest, giving rise to results that systematically differ from those observed. This risk may materialize mainly due to the use of models in situations different from those modeled.
Country risk	Risk of losses due to the noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.
Business and strategy risk	Risk of a negative impact on our financial results or capital as a consequence of a faulty strategic planning, adverse strategic decisions, inability to implement a proper strategic plans and/or changes in the business environment.
Reputational risk	Risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, and could affect the value of our brand and give rise to financial losses, in addition to adversely affecting our ability to keep existing commercial relationships, start new business or continue to have access to financing sources.

ii.	instruments used for hedging purposes

Assuming and managing risks is essential to our business and a responsibility of all employees. For this reason, the risk hedging instruments we adopt are: our risk management principles, risk appetite and risk culture.

Our risk management principles provide fundamentals risk management, risk appetite and the way our employees work on a daily basis for decision-making purposes.

Our risk appetite determines the nature and the risk levels acceptable for the organization, and the risk culture guides the attitudes required to manage such risks.

Risk management principles

We pursue sound risk management processes that permeate the entire organization and are the basis of strategic decisions to ensure our business sustainability.

1. Sustainability and customer satisfaction: Our goals is to be the leading bank in sustainable performance and customer satisfaction. We are concerned about creating shared value for employees, clients, stockholders and society to ensure the longevity of our business. We will only do business that is good for clients and for the bank

2. Risk culture: Our risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, observing our ethical way to do business.

3. Risk pricing: we operate and assume risks in business we know and understand, while avoiding unknown risks or risks that provide no competitive advantage, carefully assessing risk-return ratios.

4. Diversification: we have low appetite for volatility in our results and, accordingly, we operate with a diversified base of customers, products and business, seeking to diversify the risks we are exposed to and prioritize lower-risk business.

5. Operational excellence: We want to be an agile bank, with a robust and stable infrastructure to offer a high quality service.

6. Ethics and respect for regulations: For Itaú Unibanco, ethics are non-negotiable. We promote a fair institutional environment, guiding employees to cultivate ethics in relationships and business, and the respect for rules, taking care to protect our reputation.

Risk appetite

Our risk appetite policy, established and approved by the Board of Directors to guide our business strategy, is based on the following statement of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, we have implemented five dimensions to our risk appetite framework, each of them composed of a set of metrics associated with the main risks involved, combining additional forms of measurement and seeking a broad view of our exposures:

•	Capitalization: establishes that we must have capital enough to protect us against a severe recession or a stress event without the need to adapt our capital structure in unfavorable circumstances. This is monitored through the follow up of our capital ratios, in normal and stress situations, and our debt issuer ratings;

•	Liquidity: establishes that our liquidity must support long periods of stress. This is monitored through the follow up of our liquidity ratios;

•	Composition of results: determines that our business will be focused mainly on Latin America, where we will have varied clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects of business and profitability, market and credit risks. By limiting the exposure concentration, such as in industry sectors, quality of counterparties, countries and geographical regions, and risk factors, the metrics monitored seek to ensure the proper composition of portfolios aiming at a low volatility of results and our business sustainability;

•	Operational risk: focuses on the control of operational risk events that may negatively affect our business and operational strategy, monitored through the follow up of key operational risk events and of losses incurred; and

•	Reputation: addresses risks that may affect our brand value and reputation with clients, employees, regulators, investors and the general public. The risks in this dimension are monitored through the follow up of customer satisfaction or dissatisfaction, our exposure in the media, and our conduct.

The Board of Directors is responsible for approving the guidelines and limits of the risk appetite, performing its duties with the support of the Risk & Capital Management Committee (CGRC) and our CRO.

The risk appetite is regularly monitored, analyzed and reported to executive levels and to the Board of Directors. If the monitoring of some metric indicates a level above the risk appetite, in normal or projected situations, a pre-established governance is in place, with reporting authority levels, including to the Board of Directors, to organize any necessary discussions and actions to be taken to lead the exposure to the desirable risk appetite levels.

Risk culture

Aimed at strengthening our values and aligning our employees’ behavior with the risk management guidelines, we have adopted a number of initiatives to make the risk culture known. Our risk culture is based on four basic principles illustrated next to this text.

These principles are our guidance to help employees understand, identify, measure, manage and mitigate risks in a conscious way.

In addition to policies, procedures and processes, the risk culture reinforces the employees’ individual and collective responsibility for managing risks inherent in activities performed individually, respecting the ethical way of managing business.

We promote a risk culture by stressing behaviors that will help people at every organization level to consciously assume and manage risks. With these principles permeating the institution, there is an incentive for risks to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each Itaú Unibanco’s employee, irrespective of position, area or function.

We also provide channels for reporting of operational failures, internal or external frauds, conflicts in the workplace or cases that may give rise to disorders and/or loss to us or harm clients. All employees or third parties have the responsibility to communicate any issues immediately as soon as they become aware of it.

In addition to the adoption of risk management, risk appetite and risk culture principles, we describe below the procedures used specifically to protect against the risks mentioned in item 5.1.b.i) above.

Credit risk

The key duties of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval authority levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) managing credit risk to make the business sustainable.

Our credit policy is based on internal factors, such as client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital. It also takes into account external factors such as interest rates, market default indicators, inflation and changes in consumption.

With respect to our individuals, and small and middle-market companies, credit ratings are assigned based on statistical (early in our relationship with a client) and behavior score (used for clients with which we already have a relationship) models. Credit ratings for large companies are based on information such as the counterparty’s economic and financial condition, cash-generating capacity, the business group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

Concentrations are monitored on an ongoing basis by economic sector and the largest debtors, which allows preventive measures to be taken to avoid the breach of limits defined.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional breach of limits. Therefore, we may enforce the use contractual covenants agreed, such as the right to accelerated payment or to require additional collateral accordingly.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration on certain borrowers. Quantifying these risk components is part of the lending, portfolio management and limit setting process.

The models we adopt are independently validated to ensure that databases used in designing these models are complete and accurate, and that the method to estimate parameters is adequate, so as to reduce the model risk and keep models calibrated, to reflect risk parameters more accurately.

In compliance with the principles of CMN Resolution No. 3,721, our credit risk management framework and institutional policy are approved by the Board of Directors and applicable to all our companies and subsidiaries in Brazil and abroad.

Please see to our Complete Financial Statements (IFRS), Note 36 – Management risks for further details about credit risk.

Loan approval process

Credit granting is approved based on the policies of each business unit, determined in accordance with each department’s assumptions and the bank’s risk appetite. Credit may be granted through a pre-approval process or a traditional approval mechanism, applied on a client-by-client basis. In both cases, decisions are made based on credit quality principles, such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by the bank and the market.

Business units prepare and keep credit cycle procedures and policies updated.

The credit granting process encompasses the use of credit protection services to check whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid taxpayer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds.

The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

Individuals

Credit products offered at our branch network and through our electronic channels include, among others, overdraft protection, credit cards, personal loans, payroll loans, vehicle financing and mortgage loans.

In all cases, an internal credit score is applied and a cut-off threshold is defined for each product line. Documentation required at the moment the client decides to open an account with us or when we grant a loan includes an application form with the client’s signature, personal identification and proof of income.

In the case of pre-approved credit, if a client’s risk profile is within the cut-off threshold and the parameters established under our credit policy, the credit is considered previously approved and automatically made available to the client. For credits not previously approved, a credit analysis is carried out through a traditional process under which proposals are assessed on an individual basis by a credit expert. Under this process, approvals are decided by a credit desk, since commercial managers are not authorized to approve individual applications.

Credit cards

Our credit card business is comprised of Itaucard and Hipercard credit cards, as well as credit cards from associations and commercial agreements with major retailers. Our credit cards are available to account holders and non-account holders and can be applied for by telephone, Internet or points of service at our partner institutions.

The credit card granting process includes a pre-qualification phase in which internal or market restrictive filters are applied. The maximum credit amount offered for eligible clients takes into account the client risk based on statistical models specifically designed for credit cards (application score) and on the applicants' income. A fixed interest rate is applied to revolving credit transactions.

Personal loans

Our decision on whether to grant loans to account holders takes into account the client’s income level and our internal client credit rating, which is based on internally developed statistical models. Through these models, we determine which clients will receive credit offers and in which amounts, the maximum number of installments and the maximum amount for monthly installments, based on fixed interest rates.

Payroll loans

Our payroll loan products are available to account holders and non-account holders. Fixed installments are directly deducted from the borrower’s payroll to the bank's account without being recorded in the debtor’s account.

The maximum installment-to-income ratio is defined by law and is limited to 35% of a payroll loan borrower’s net income (public sector employees), of which 5% should be devoted exclusively to credit cards. The maximum ratio for private sector employees is 30%, with no additional limit for credit cards.

Documentation required to receive a payroll loan includes personal identification, proof of payroll and residence and proof of the bank account where the client receives payroll benefits. If the salary is deposited with our bank, this documentation will not be required.

Vehicle financing

Vehicle financing proposals are submitted through (i) partner car dealers throughout Brazil for all types of clients (whether account holders or not) or (ii) directly at our branches or through electronic channels for account holders.

An internal credit rating for the client and the terms and conditions of the proposed transaction are taken into account before approving the respective proposal. If the proposed transaction meets all our credit policy requirements, which determine maximum installment amounts, loan to value (LTV) and maturity, and the client personal information is validated by credit protection services, the loan will be automatically approved.

A fixed interest rate is set based on the credit rating and the characteristics of the transaction. All vehicle financing transactions are secured by the asset itself, and the maximum LTV is defined to support any possible stress periods.

Mortgage loans

In addition to mortgage loans provided through our branch network, we have entered into partnerships with large real estate brokers in Brazil, which originate real estate financing transactions for us on an exclusive basis and in different cities across Brazil.

The approval of a mortgage loan is based on assumptions involving the portion of a client’s income to be committed to loan repayments, the client rating according to our internal rating system and the maximum LTV, so that even under a stress scenario the LTV will be kept at adequate levels. Interest rates are fixed.

The data included in the financing proposal is analyzed, validated and confirmed by supporting documentation provided by the client. The proposal may be rejected if the information provided to us is found to be inconsistent, the proposal fails to meet our current policy requirements or any requested information fails to be provided.

Credit to very small and small companies

We offer products such as working capital financing and discount of trade receivables to very small and small companies.

Credit limits to very small and small companies are assigned according to the client’s revenues and are based on a business risk assessment and on other criteria, such as the financial condition of the company's stockholders or partners, the identification of possible credit restrictions and an evaluation of the economic sector in which the company operates. Documentation required includes the company’s corporate documentation, proof of revenues and information on partners or stockholders.

Like our procedures for granting loans to individuals, credit may be granted to very small and small companies according to a pre-approved limit or subject to an individual analysis by a credit desk.

Most credit we extend to companies in this segment requires the provision of collateral or other guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Working capital financing may be done by trade receivables, checks receivable or credit cards receivable or by the company's partners or stockholders and/or third parties.

Interest rates can be fixed or variable depending on the product chosen by the client.

Credit to middle-market and large companies

The credit analysis process for middle-market and large companies is carried out based on the financial condition of such companies and of any corporate groups to which they belong. This credit analysis includes the company’s history, financial capacity and adequacy of the requested transaction to the client’s needs. This analysis is based on the company’s financial statements (balance sheet, statement of income, statement of cash flows), on-site meetings with the company’s representatives, market conditions, analysis of the economic sector in which the company operates and inquiries into credit protection services.

An E&S assessment is undertaken for every company with which we have a credit relationship. As appropriate, an action plan may be designed as a result of this analysis to bring the client into compliance with our internal policies. A recommendation to deny credit may also be issued as outcome of such assessment.

The proposed maximum credit amount extended and the client internal rating, with a defined cut-off, are submitted to the appropriate credit authorization levels depending on the amount involved, the term of the transaction and available security or guarantees, in accordance with our governance policies. Interest rates can be fixed or variable depending on the product chosen by the client within the approved credit limit.

Foreign units

The individuals and legal entities of foreign units follow procedures similar to those applied to the aforementioned individuals and legal entities. Credit granting for individuals is mainly based on income level, internal credit score and internal credit rating. Credit granting to legal entities is based on the client economic and financial analysis.

Credit granting in our subsidiaries operating outside Brazil follows the same corporate governance and policies described above. All subsidiaries are subject to a corporate monitoring of credit portfolios in Brazil, as well as credit granting rules according to the characteristics of each subsidiary, including appropriate approval authority levels in Brazil, which is responsible for the corporate governance on credit granting.

Please see to our Complete Financial Statements (IFRS), Note 36 – Management risks, Credit risk, item 3. Collateral and policies for mitigating credit risk, for further details about our risk mitigating instruments.

Operational risk

The main operational risks associated to the business and supporting areas are collected, continually updated and stated in the risk maps of the institution’s executive boards. These risks are classified by each department based on the inherent risk level and control environment, so as to encourage the accountability of managers, who are primarily responsible for adopting and implementing responses to risks.

The risks identified in the processes are grouped in a standardized taxonomy, creating a consolidated overview of the institution’s main operational risks, and are aligned to the risk categories below.

•	Internal frauds.
•	External frauds.
•	Labor claims and deficient security in the workplaces.
•	Inadequate practices related to clients, products and services.
•	Damage to our own physical assets or assets in use.
•	Interruption of our activities.
•	Failures in information technology systems.
•	Failures in the performance, compliance with deadlines and management of our activities.

To encourage the proper management of these risks, the institution has an incentive mechanism called “Operational Risk Rating”, aimed at assessing the managers’ performance regarding both their meeting governance terms for the implementation of action plans to face identified weaknesses and the maintenance of a proper control environment for each process of the executive boards.

The institution has also specific guidelines for crisis management and business continuity: corporate business continuity guidelines.

i.	Crisis management and business continuity

Our Business Continuity Program is aimed at protecting employees, ensuring the continuity of the critical functions of our business lines, safeguarding revenues and supporting both the stability of the financial markets in which we operate and the trust of our clients and strategic partners in providing our services and products.

It is composed of procedures for relocating and/or recovering operations in response to varied interruption levels, and encompasses the following plans:

•	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuous processing of critical systems within minimum preestablished periods;

•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform activities in the event the buildings where they usually work become unavailable. There are approximately 2,000 contingency dedicated seats fully equipped to meet the needs of critical business units in emergency situations;

•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and

•	Process Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in business areas.

To keep the continuity solutions aligned with business requirements, this program applies the following tools:

•	Business Impact Analysis (BIA): Evaluation of criticality and resumption requirements of the processes supporting the delivery of products and services. Business resumption priorities are defined through this analysis; and

•	Threats and Vulnerabilities Analysis (AVA): Identifying threats to the locations where our buildings are located.

Additionally, we have a Corporate Crisis Management Program, aimed at managing business interruption events, natural disasters, and environmental, social, infrastructure/operational (including information technology) or other impacts that may harm our image and reputation and/or viability of our processes with employees, clients, strategic partners and regulators, with timely and integrated responses.

Please see to https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf?title=Corporate%20Business%20Continuity%20Policy for further details about our Corporate Business Continuity Policy.

Liquidity risk

In the second quarter of 2016 we started to report our liquidity coverage ratio (LCR) average for the period, calculated based on the methodology defined by Central Bank of Brazil, which is in line with international guidelines. In 2017, the minimum required by the Central Bank of Brazil is 80%. The average ratio for the fourth quarter was 190.2%. We have diversified sources of funding, with a significant portion coming from the retail segment. Our main sources of funds are deposits, savings, issuance of securities and funds from acceptances.

Market risk

In an attempt to fit transactions within defined limits, we hedge transactions with clients and proprietary positions, including investments abroad. Derivatives are the instruments most commonly used to carry out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional policies. Additional information on market risk hedging instruments is described in item 5.2.b.iii) of this Reference Form.

Other risks

Risks associated with insurance, pension plan and capitalization products

We use a set of tools mainly aimed at identifying, monitoring and controlling risks associated with the business, providing executives with more security and ease of mind when making decisions. These hedging procedures include, among others: (i) key indicators; (ii) Integrated risk forum; (iii) risk appetite focused on insurance business; (iv) Risk Management Policy focused on the business specifications.

Environmental and social risk

Actions to mitigate the E&S risk are carried out by mapping processes, internal controls, monitoring new related regulations, and recording occurrences in internal databases. Among other actions, we have assumed and integrated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business. We highlight the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the National Pact for Eradicating Slave Labor, among others. Our efforts to increase the knowledge of the assessment of E&S criteria have been recognized in Brazil and abroad, as shown by our recurring presence both abroad in top foreign sustainability indexes, such as the Dow Jones Sustainability Index, and, recently, the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil in the Corporate Sustainability Index, in addition to numerous prizes we have been awarded with.

Regulatory risk

We have a structured process for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all these processes are established in internal policies. The process for handling regulatory risk involves a number of the institution’s areas, and consists of: (i) structuring lines of defense; (ii) monitoring bills, public notices and public hearings; (iii) monitoring new rules and defining action plans; (iv) building relationships with regulators and professional organizations; (v) monitoring action plans; and (vi) controlling compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. Additionally, the risks faced by the institution are classified and prioritized according to our internal control methodology.

Model risk

The use of models can lead to decisions that are more accurate and its increasingly use by the institution has supported strategic decisions in several contexts, such as credit approval, pricing of operations, volatility curve estimation, and capital calculation.

Procedures marking out the model risk control include: (i) certifying the quality of databases used; (ii) applying a check list of essential steps to be taken during the development of such model; (iii) using conservative estimates in judgmental models; (iv) using external benchmarks; (v) approving results generated in model implementation; (vi) independent technical validation of models; (vii) validating the use of models; (viii) assessing impacts from the use of models; (ix) monitoring performance; and (x) monitoring the distribution of explanatory variables and final score.

Country risk

The institution has a structured and consistent procedure to manage and control the country risk, including: (i) defining rating for countries; (ii) defining limits for specific countries; and (iii) monitoring limits.

Business and strategy risk

We have implemented a number of mechanisms to ensure that both business and strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

Procedures to hedge against this risk include as follows: (i) qualifications and incentives of members of the Board of Directors and officers; (ii) the budgetary process; (iii) product assessments; (iv) evaluation and prospecting proprietary mergers and acquisitions; and (v) a risk appetite framework restricting, for example, credit concentration and exposure to specific and significant risks.

Reputational risk

Some internal procedures and initiatives marking out the reputational risk control stand out as follows: (i) risk appetite statement; (ii) processes for the prevention and fight against the use of Itaú Unibanco in illicit acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) external ombudsman office initiatives and commitment to customer satisfaction; and (viii) ethics and anti-corruption guidelines.

i.	Money laundering prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and frauds.

The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal or disguise the original source, ownership and movement of cash and assets derived from illegal activities.

We have established a corporate policy to prevent our involvement in illicit activities, protect our reputation and image among employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure focused on transparency, the strict compliance with rules and regulations and cooperation with police and judicial authorities. We also seek to continually align ourselves with the best local and international practices to prevent and fight illicit acts by investing in training our employees on an ongoing basis.

To comply with corporate policy guidelines, we have established a program to prevent and fight illicit acts based on the following pillars:

•	Customer identification process;
•	“Know Your Customer” process (KYC);
•	“Know Your Partner” Process (KYP);
•	"Know Your Supplier” process (KYS);
•	“Know Your Employee” process (KYE);
•	Risk assessment on new products and services;
•	Transaction monitoring;
•	Reporting suspicious transactions to regulators and authorities; and
•	Training.

This program is applicable to Itaú Unibanco and its subsidiaries in Brazil and abroad. The oversight of prevention and detection of illicit acts is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk committees, and the Anti-Money Laundering Committee.

Please refer to section Our risk management, item Regulatory environment for further details about money laundering regulation and to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTI_CORRUPTION_CORPORATE_POLICY.pdf?title=Anti-Corruption Corporate Policy, for more details about our Illicit Acts Prevention and Combat Corporate Policy.

ii.	Politically exposed persons

Our commitment to the compliance with applicable laws and the adoption of the best anti-money laundering practices comprises the identification, assessment of the relationship and differentiated monitoring of politically exposed persons (PEPs), whether individuals or legal entities.

In accordance with our policies related to PEPs, we apply enhanced due diligence to these clients and require a higher level of approval (at a minimum at the officer level), prior to establishing any business relationship.

iii.	risk management organizational structure

Our risk management organizational structure complies with Brazilian and international regulations and is aligned with the best market practices. Responsibilities for risk management are structured according to three lines of defense, namely:

•	In the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting risks.
•	In the second line of defense, an independent unit provides centralized control to ensure that our risk is managed according to our risk appetite and established policies and procedures. This centralized control provides the Board of Directors and officers with a global overview of our exposure to ensure accurate and agile up corporate decisions.

•	In the third line of defense, the internal audit provides independent assessment of the institution’s activities, so that senior management may check whether controls are adequate, risk management is effective and institutional standards and regulatory requirements are followed.

In order to provide the Board of Directors with the required data, management reports are prepared to inform on the institution’s capital adequacy, as well as capital level forecasts under normal and stress conditions. A structure is in place for coordinating and consolidating information and related processes, all subject to verification by independent validation, internal controls and audit areas.

CGRC is responsible for supporting the Board of Directors in performing its duties related to capital and risk management. At the executive level we established subcommittees, chaired by our CEO, responsible for risk and capital management and that report directly to the Risk and Capital Management Committee. The Board of Directors is the top authority for risk and capital management decision making. The following committees are part of our risk and capital management governance structure.

Capital and Risk Management Committee (CGRC): supports the Board of Directors in performing its duties related to risk and capital management by meeting at least four times annually and submitting reports and recommendations to assist the Board of Directors in its decision-making process with respect to:

•	decisions regarding the institution’s risk appetite in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy and including: acceptable capital and liquidity levels, types of risk to which we could be exposed, as well as aggregate limits for each type of risk, tolerance to the volatility of results and risk concentrations, and general guidelines on tolerance to risks that may impact our brand value (e.g., image risk).

•	supervision of our risk management and control activities to ensure suitability to risk levels assumed and to the complexity of operations, as well as compliance with regulatory requirements;

•	review and approval of capital management policies and strategies, establishing mechanisms and procedures to keep capital consistent with the risks we take;

•	establishing our minimum expected return on capital as a whole and for our business lines, as well as monitoring performance;

•	supervision of our incentive structures, including compensation, to ensure alignment with risk control and value creation goals; and

•	fostering improvement of our risk culture.

Superior Market and Liquidity Risk Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks associated with our consolidated positions and business lines.

Superior Operational Risk Committee (CSRO): meets every two months, and is responsible for understanding the risks of our processes and business, defining guidelines for managing operational risks and assessing the results achieved by our Internal Controls and Compliance System. This is our main decision-making committee for all operational risk management matters, and for defining the operational risk framework and related policies for the identification, measurement, assessment, reporting and monitoring of operational risk.

Superior Product Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes beyond the authority of the Products Committees that report to it or that involve image risk to us.

Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals beyond the authority of the Credit Committees that report to it, and for analyzing decisions not made due to a lack of consensus at the committee immediately subordinated to it or cases where, due to its materiality or special characteristics, this Committees decide to submit for appreciation.

Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies.

Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies.

Additionally, we have sub-committees, chaired by our CRO and CFO, which are also responsible for risk and capital management. These can report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.

To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our CRO and CFO, aimed at ensuring, independently and in a centralized way, that the institution’s risks and capital are managed in accordance with established policies and procedures.

Internal Audit

The Internal Audit Department is subordinated, at the administrative level, to the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A.

The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Audit Executive Office of Itaú Unibanco S.A., and its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees.

The internal audit activities carried out and the use of the name "internal audit" in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco.

The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval of the Audit Executive Office and to the Audit Committee.

In the event of non-compliance with standards, the Internal Audit Department will report this fact to the Audit Committee.

The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Chairman of the Board of Directors, and the Board of Directors.

Risk	Risk management
Credit risk	The management of credit risk is intended to preserve the quality of the loan portfolio at levels consistent with the institution’s risk appetite for each market segment in which it operates.

The governance of credit risk is managed through corporate bodies reporting to the Board of Directors or to the Itaú Unibanco executive structure. These corporate bodies assess competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving actions at respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, is also the responsibility of this structure. We manage the credit risk we are exposed to over the entire credit cycle, from before approval to the monitoring process and the collection and recovery phase.

The credit risk management and control structure is centralized and independent from the business units. It is responsible for defining operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent in all products, portfolio concentrations and potential changes in the economic environment. Our credit portfolio, policies and strategies are continually monitored to ensure compliance with the rules and laws in effect in every country in which we operate.

Operational risk

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention activities. Irrespective of origin, specific cases may be handled by risk and integrity and ethics committees.

Our governance process is structured through forums and corporate bodies composed of senior management members reporting to the Board of Directors, with well-defined roles and responsibilities that reaffirm segregation among business, management and control duties, ensuring independence among areas and, consequently, well-balanced risk decisions. This is reflected in the decentralized risk management process, which is the responsibility of the business areas and in the centralized control carried out by the internal controls, compliance and operational risk department, by means of methodologies, training courses, certification and control environment monitoring in an independent way.

Executive areas managers use corporate methods designed and made available by the internal controls, compliance and operational risk department. Among the methodologies and tools used are self-evaluation and the institution’s map of prioritized risks, approval of processes, products, and system development products and projects, monitoring of key risk indicators and database of operational losses, thus ensuring we have a single conceptual basis to manage processes, systems, projects and new products and services.

Within the governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

Liquidity risk

The liquidity risk is controlled by an area independent from business areas, and is responsible for defining the composition of reserve, estimating cash flows and exposure to liquidity risk over different time horizons, and for monitoring minimum limits for loss absorption in stress scenarios in every country where we operate. All activities are subject to assessment by our independent validation, internal controls and audit departments.

Additionally, and in accordance with CMN and Central Bank of Brazil regulation requirements, our Liquidity Risk Statements (DLR) are monthly forwarded to the Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support procedures:

•    different scenarios for liquidity projections;

•    contingency plans for crisis situations;

•    reports and charts to enable monitoring risk positions;

•    assessment of funding costs and alternatives; and

•    tracking and monitoring funding sources by counterparty and maturity, among other aspects.

Market risk	Our market risk management strategy is described in item 5.2.b.vi) of this Reference Form.

Risks of insurance, pension plan and capitalization products

In line with good local and international practices, we have a risk management structure to ensure that risks arising from insurance, pension and capitalization products are properly assessed and reported to relevant forums.

The process of managing insurance, pension and capitalization risks is independent and focused on the special nature of each risk.

As part of the risk management process, a governance structure is in place in which decisions may be made by sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as well balanced risk decisions.

Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Environmental and social risk

Risks identified, prioritized and respective actions taken are reported to the environmental and social risk management.

The environmental and social risk is managed by the first line of defense in daily operations, supplemented by the technical support of our legal and risk control area, which has a specialized environmental and social management team. Business units also have proprietary criteria, including E&S risk assessment, to approve new products, which ensures compliance in all new products and processes adopted by the institution. The governance regarding these risks also includes the Environmental and Social Risk Committee, primarily responsible for issuing institutional guidelines on E&S risk exposures associated with our activities and operations.

Please see to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ POLICY_FOR_SUSTAINABILITY_RI_2015__ING_.pdf for further details about our Sustainability and Environmental and Social Responsibility Policy.

Regulatory risk	The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Model risk	In our governance, model risk hedge tools are validated by the Model Assessment Technical Committee (CTAM), the highest level to discuss and approve the institution’s credit and market risk models.

Country risk	We have a structure specific for the country risk management and control, composed of sub-committees and dedicated teams, whose responsibilities are defined in a related policy.

Business and strategy risk	Decision-making and the definition of business and strategy guidelines have the full engagement of the Board of Directors through the Strategy Committee, and of the executives, through the Strategy Committee and Executive Committee. To handle risk adequately, we have governance and processes involving the Risks & Finance Control and Management Area in business and strategy decisions to ensure that risk is managed and decisions are sustainable in the long term.

Reputational risk

Since the reputational risk directly or indirectly permeates all our operations and processes, we have a governance process structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of operations and analysis of new products.

The treatment given to reputational risk is structured through many internal processes and initiatives, which, in turn, are supported by internal policies. It is mainly aimed at providing mechanisms for monitoring, managing, controlling, and mitigating key reputational risks.

c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The structure adopted is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense

• First line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).

• Second line: represented by the independent internal controls/validation area, its responsibilities are, among others, disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis.

• Third line: represented by the Internal Audit Department, its responsibilities are, among others, verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

The second line of defense activity is carried out by the Internal Controls, Compliance and Operational Risk area, the matrix of which is segregated from the business and back office areas, thus ensuring its independence.

Regarding its activities, the second line of defense carries out the process validation focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution.

5.2. In relation to the market risks indicated in item 4.2, inform:

a)	whether the issuer has a formal market risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy

Our institutional market risk management policy is a set of principles contained in the CMN regulations, and applicable to all business units and legal entities of the Itaú Unibanco Group.

Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio), as well as some types of market risk (such as interest rate and foreign exchange risks, among others). Daily risk reports, used by the business and control areas, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for:

•	providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives;
•	promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time;
•	increasing transparency as to how the business seeks to optimize results;
•	providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	monitoring and preventing risk concentration.

The market risk is controlled by an area independent from the business units and is responsible for performing the daily activities of: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance; (v) monitoring the measures needed to adjust positions and/or levels of risk to make them viable; and (vi) supporting the secure launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes control effectiveness and coverage and is reviewed at least annually. The framework of limits and alerts range from mapping of the aggregated risk indicators (portfolio levels) to granular limits (individual desk levels) among others. The structure of market risk limits extends to the risk factor level, with specific limits aimed to improve the monitoring and understanding of the risk as well as to avoid risk concentration. These limits are determined based on projected balance sheet results, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s institutional policies. Our information flow aims at providing information for the several executive levels of the organization, including the Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at the proper authority levels:

•	Within one business day, to the management of the relevant business units and to the risk control area and the business unit executives; and
•	Within a month, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level.

The market risk management is governed by the internal policies below, approved by the respective proper bodies: The Risk and Finance Policies Committee (CNRF) for policies with GR reference code, and the Board of Directors for policies with HF reference code.

Reference	Policy	Revision date
HF-8	MARKET RISK CONTROL	03/23/2018
HF-21	CLASSIFICATION OF OPERATIONS	12/29/2017
GR-49	DATABASE OF MARKET AND LIQUIDITY RISKS, RESULTS AND OPERATIONS	02/09/2018
GR-50	CRITERIA FOR CONTROL OF OPERATIONS IN TRADING AND BANKING PORTFOLIOS	02/09/2018
GR-51	MANAGEMENT OF MARKET RISK LIMITS	11/03/2017
GR-53	PRICING PARAMETERS	02/09/2018
GR-54	MARKET RISK BACKTESTING	02/09/2018
GR-55	MARKET RISK STRESS TESTING	01/20/2018
GR-56	CONTROL AND MONITORING OF UNUSUAL OPERATIONS WITH TREASURY PRODUCTS	02/09/2018
GR-60	PREPARATION OF MARKET RISK MODELS	02/09/2018
GR-61	PRUDENTIAL ADJUSTMENTS CALCULATION PROCESS	02/09/2018
GR-62	POLICY FOR ENGAGING AND RECORDING BUSINESS OF TREASURY AND RELATED AREAS	02/09/2018
GR-64	EFFECTIVENESS OF ECONOMIC HEDGING OF FOREIGN INVESTMENTS	02/09/2018
GR-65	MARKET RISK STATEMENT	02/09/2018
GR-77	GOVERNANCE INTERNAL MARKET RISK MODELS	02/09/2018

b) the objectives and strategies of the market risk management policy, if any, including:

i. Market risks that are intended to be hedged

Hedges are mainly used against the risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii. Equity hedging strategy

The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on stock or over-the-counter markets and through foreign currency liabilities.

The market risk management is aimed at mapping and controlling the risk of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by proper committees or authorities.

Treasury conducts hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For management of these risks, the information provided and economic data are analyzed for hedging purposes.

The so-called hedge accounting derivatives are monitored in accordance with their effectiveness and accounting impacts.

iii. instruments used for equity hedging purposes

When necessary, the Issuer operates in the market with derivative financial instruments.

The Bank uses a number of financial instruments for risk management, including securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include:

•	interest rate and foreign currency futures contracts;
•	Non-Deliverable Forward (NDF);
•	interest rate and foreign exchange swap contracts; and
•	Options.

Transactions with derivative financial instruments are classified based on their characteristics, risk management or cash flow hedging.

iv. parameters used for managing these risks

Risk parameters used by the Issuer include market risk measures, such as:

•	Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: a mechanism that triggers a management review of positions, if accumulated losses in a given period reach specified levels;

•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and
•	Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, taking into account observable returns in historical extreme volatility scenarios.

Additionally, sensitivity and loss control measures are also analyzed. These include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, marked to market and allocated on settlement dates;
•	Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest rates or index rates; and Sensitivities to Various Risk Factors (Greek) - partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco manages its exposure based on the net of hedging and hedging objects. The controls that use net exposure limits are applied in accordance with the risk appetite determined by the bank.

v. if the issuer operates financial instruments with goals diverse from equity hedging and what are these goals

The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities.

Derivative instruments are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies.

vi. the organizational structure for market risk management control

Market risk

Senior management is directly involved in risk, including market risk, management, which is conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco.

The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form.

In addition to the description in said item, we detail below the governance process structured specifically to address market and liquidity risks.

Superior Market and Liquidity Risk Committee (CSRML)

CSRML is aimed to determine guidelines and governance for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for:

•	Market and liquidity risk strategic management;
•	Analyzing current and future liquidity levels and taking actions to promote the safe and efficient management of the Holding Company’s cash flows;
•	Discussing and deciding additional liquidity and market risk limits, within the authority assigned by the CGRC.

Guidelines on activities and decision-making powers assigned to the CSRML:

•	Retention periods for main types of risks, taking into account the size of positions and market liquidity;
•	The positions under the management of this committee;
•	Risk control models and procedures, including those additional to the ones assigned by CRGC;
•	Issues and limits related to treasury operational risk;

•	Stop loss policies;
•	Incentive policies;
•	Maximum levels of liquidity mismatch (GAP) for the various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, and it may also establish additional or supplementary controls and limits, if required;
•	The policy for raising funds and investing in the domestic and foreign financial markets;
•	Criteria and rules for defining internal transfer prices of funds in the Conglomerate companies
•	Strategies for financing the group portfolios;
•	Criteria and models for assessing liquidity risk;
•	Liquidity contingency plans.

Establishing guidelines and governance for market and liquidity risks for managing funds from Technical Reserves and Insurance, Pension Plan and Premium Bonds (capitalization) equity;

Monitoring the proper Asset Liability Management (AML) of private pension plan entities (foundations) related to the Itaú Unibanco Group.

Monitoring the adequate management of the objectives and governance of defined investments and risks.

The committee is composed as follows:

•	CEO of Itaú Unibanco Holding;
•	Wholesale Banking General Director;
•	Retail Banking General Director;
•	Vice-President of Technology and Operations Area;
•	Vice-President of the Risk and Finance Management and Control Area (ACGRF);
•	Vice-President of the Legal, Institutional and People Area (AJIP);
•	Executive Officer – CIB;
•	Executive Officer - Global Markets and Treasury;
•	Executive Finance Officer;
•	Executive Internal Audit Officer;
•	Risk Officers;
•	Finance Officers;
•	Institutional Treasury Officers;
•	Chief-Economist.

Frequency of meetings: once a month

Market and Liquidity Risk Committee (CGRML)

It is mainly responsible for:

•	discussing proposals for changing higher authority limits;
•	defining and monitoring its authority limits;
•	monitoring the impact of regulatory changes in liquidity and market risk of the group.

The committee is composed as follows:

•	Secretary: Market and Liquidity Risks Studies Manager;
•	Executive Officer - Global Markets and Treasury;
•	Executive Finance Officer;
•	Trading Officer;
•	Banking Officer;
•	Desks, Products and Planning Officer;
•	Market and Liquidity Risk Control Officer;
•	Capital Management Officer.
•	Topics that specifically need decision-making process are submitted to the Vice-President of the Risk and Finance Management and Control Area.

Frequency of meetings: once a month.

Meetings can be cancelled due to conflicting agendas, but may be held at any time if requested by members.

Risk and Finance Policies Committee (CNRF)

The CNRF is aimed at improving governance and revising risk and capital policies.

This committee is mainly responsible for:

Revising and approving, by consensus, the policies under management of the Risk and Finance Management and Control Area (ACGRF);

Revising and validating, for final approval of the Board of Directors, the HF policies under management of the Risk and Finance Management and Control Area (ACGRF) not addressed by another committee with at least an officer level

•	Chairman: Compliance and Operational Risk Officer;
•	Modeling and Credit Risk Officer;
•	Market and Liquidity Risks Control Officer;
•	Corporate Security Officer;
•	Executive Finance and Market Risk Officer;
•	Financial Control Officer;
•	Corporate Compliance Officer.
•	Internal Controls and Operational Risk Officer;
•	Investor Relations Officer;
•	Retail Finance and Support Officer;
•	Wholesale Finance Officer;
•	Officers of other areas involved with the policies.

Frequency of meetings: At least four times a year.

Market Model Assessment Technical Committee (CTAM Market)

The CTAM Market is aimed at approving market, pricing and liquidity risk models, based on the independent opinion of the model validation area, and recommending and monitoring action plans for validated models. It is mainly responsible for:

Approving market, pricing and liquidity risk models, as well as recommending and monitoring action plans for validated models.

The CTAM is aimed at assessing market, pricing and liquidity risk models, based on the independent opinion of the model validation area. It is mainly responsible for:

•	approving models related to market, pricing and liquidity risk calculation;
•	deciding on whether to use market, pricing and liquidity risk models;
•	approving, recommending, suggesting and monitoring action plans proposed for validated models;
•	monitoring the performance of market risk models over time, determining new developments, if required;
•	monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control area.

Models reproved or approved for use should be monitored, as a minimum agenda.

Decisions made by this committee will be valid after informed to the Vice-president of the Risk and Finance Management and Control Area.

The committee is composed as follows:

▪	Vice-President of the Risk and Finance Management and Control Area (ACGRF);
▪	Internal Controls, Compliance and Operational Risk Officer;
▪	Market and Liquidity Risks Control Officer;
▪	Internal Controls, Risk and Finance Compliance Superintendent;
▪	Specialized Client Service Superintendent;
▪	Market and Liquidity Risk Control Superintendent;
▪	Risk Infrastructure Superintendent;
▪	Treasury Planning Superintendent.

Assignment of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, they may assign decision power to their respective superintendents. The Internal Controls, Compliance and Operational Risk Officer may not assign decision-making powers.

Frequency of meetings: Every two months or upon request.

Independent validation process

We have a validation methodology for credit and market risk models defined in a specific internal policy, which includes the stages below:

•	Checking explanatory variable development and evaluating performance;
•	Conducting quantitative and qualitative analyses of models, including the replicability of codes available and model performance;
•	Comparison of the proposed model with benchmarks, when applicable;
•	Historical backtesting of the model, checking its adherence to current data;

Additionally, the validation area also assesses the classification of the scope of the models proposed by the modeling area, which is used for prioritizing the validations.

The activities of the independent validation area and the process validations are assessed by the Internal Audit and submitted to specific committees, composed of senior management members: the Compliance and Operational Risk Committee (CCRO) and the Model Assessment Technical Committee (CTAM). Any opportunities for improvement found over the independent validation process are constantly reviewed by the audit and addressed by action plans.

The internal control structure and the independent validation activity are compatible with the business model, complexity of the institution's products, services, systems and processes, ensuring a proper degree of confidence in the efficiency and effectiveness of resources, financial information, models used by management and compliance with applicable laws and regulations.

c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The adequacy of the operating structure and internal controls to check the effectiveness of the policy adopted for market risks is the same stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement.

5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them.

The management of Itaú Unibanco Holding is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the Company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company's receipts and payments are only being made in accordance with the authorization of the Company's management and officers; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the Company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements at December 31, 2017 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2017.

b) The organizational structures involved

Itaú Unibanco Holding’s internal controls and management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, is in line with institutional policy (HF-19 – Integrated Management of Operational Risk, Internal Controls and Compliance), as a primary means to operate its Operational Risk, Internal Controls and Compliance management framework and to ensure the compliance with defined guidelines by way of an integrated approach.

In this framework:

•	The Operational Risk and Compliance Executive Area (local acronym DEROC) is, in principle, independent to exercise its duties, has direct communication with any management member or employee, access to any information required within the scope of its responsibilities and unrestricted access to Senior Management to report situations that might generate risk to the Conglomerate. The Operational Risk and Compliance Executive Area is barred from carrying out the management of any Conglomerate’s business as a way to ensure such independence.

•	The Finance Executive Area (local acronym DEF) is responsible for guiding the compliance of the accounting practices with the standards defined by regulatory bodies and the accounting practices adopted in Brazil and abroad; preparing and reviewing internal circulars related to the Accounting Policies and Practices adopted; consulting regulatory bodies with regard to accounting matters; preparing, disclosing and reviewing Itaú Unibanco’s Financial Statements; coordinating the engagement work with external auditors; forwarding documents and accounting reports, and complying with any requirements and requests made by regulatory bodies. Financial Statements are approved by the Superior Balance Sheet Closing Committee and the Audit Committee, as well as by the Fiscal Council and the Board of Directors.

•	The Executive Operations and Payments Board (local acronym DOP) is responsible for determining parameters for accounting processes, carrying out bookkeeping and reconciliation, and monitoring book accounts. The area is responsible for managing any operational risk events and the controls over its own processes, reporting and following up the regularization of any related event.

c) Whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring

To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the Operational Risk and Compliance Executive Area is an integral part of the Superior Operational Risk Committee, with the presence of the institution’s CEO, General Directors and Vice Presidents.

d) Deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, pursuant to the CVM regulation addressing the registration and exercising of the independent audit activity

We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor’s report.

However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored on a monthly basis and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls.

Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee.

e) Officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted

We did not note any significant deficiencies in internal controls in the independent auditor’s report.

5.4. In relation to integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconducts, frauds, irregularities and illicit acts against national or foreign public administration, inform:

a) whether the issuer has rules, policies, procedures or practices aimed at preventing, detecting and remedying frauds and illicit acts against public administration, and identify, if applicable:

i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted

Itaú Unibanco has established a corporate policy to prevent its involvement in illegal activities, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society, by means of a governance structure focused on transparency, the strict compliance with rules and regulations, and cooperation with police and legal authorities. It also seeks to keep an ongoing alignment with the best local and international practices to prevent and fight illicit acts, through investments and training of our employees on an ongoing basis.

In order to be compliant with corporate policy guidelines, Itaú Unibanco has established programs to prevent and fight illicit acts, which includes the following pillars:

•	Customer Identification Process;
•	“Know Your Customer” Process (KYC);
•	“Know Your Partner” Process (KYP);
•	“Know Your Supplier” Process (KYS);
•	“Know Your Employee” Process (KYE);
•	Risk Assessment on New Products and Services;
•	Transaction Monitoring;
•	Reporting Suspicious Transactions to Regulators and Authorities; and
•	Training;
•	Anti-money laundering and terrorismo financing;
•	Preventing and fighting fraud;
•	Preventing and fighting internal fraud;
•	Preventing and fighting accounting fraud.

These programs are applicable to the entire Itaú Unibanco Group, and its subsidiaries and affiliates in Brazil and abroad. This corporate policy is revised once a year and risks and procedures are reassessed on a permanent basis in accordance with the best market practices and dynamics.

Please refer to section Our risk management, item Anti-money laundering regulation, in the Consolidated Annual Report 2017, available on the Investor Relations website, for further information on anti-money laundering regulation.

Illicit Acts Prevention and Combat Corporate Policy is available on the Investor Relations website:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF16_-_DOC_ING_RI_2017.pdf

ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable

The illicit acts prevention and combat activities, including monitoring, are carried out by the Corporate Security Management of Itaú Unibanco, which is responsible for:

•	Managing Itaú Unibanco’s Illicit Acts Prevention program in Brazil and abroad;
•	Validating the sector policies of Illicit Acts Prevention prepared by business units;
•	Previously assessing the risks associated with money laundering, terrorism financing and frauds in new products and services;
•	Defining the minimum guidelines and criteria for classifying risks of money laundering, terrorism financing and frauds in connection with clients, business partners, suppliers and service providers;
•	Supporting the business units in defining and implementing Illicit Acts Prevention processes;
•	Assessing risks associated with money laundering, terrorism financing and frauds when commencing and keeping a relationship with an individual or corporation at Itaú Unibanco in Brazil, related to processes under its direct management;
•	Monitoring and diagnosing different types of illicit acts, anticipating trends and proposing preventive and remedy solutions;
•	Monitoring, identifying and analyzing suspicious transactions or transactions with evidence of fraud, money laundering or terrorism financing, and reporting them to proper authorities in Brazil, where applicable, as well as overseeing these activities in international units;
•	Coordinating the Anti-Money Laundering (AML) and Terrorism Financing Combat Committee (TFC) regarding operations conducted through Itaú Unibanco Brazil, and monitoring and/or taking part in the AML/TFC committees of foreign units;
•	Preparing and implementing ongoing training programs for management members and employees of Itaú Unibanco Brazil on anti-money laundering, terrorism financing and frauds. Preparation and implementation of training programs in foreign units are the responsibility of the AML/TFC team of the unit.

The Corporate Security Office (DSC) is an independent structure of the Second Line of Defense, reporting to the Risk and Finance area.

In the Second Line of Defense, the activities of the internal audit, legal department and anti-illicit acts are fully segregated. The control areas perform their functions independently, with direct communication with any management member, including members of the Board of Directors and the Audit Committee, and with any employee, as well as with access to any information required in the scope of their responsibilities.

The areas in the Second Line of Defense are barred from managing any business in any unit that may compromise their independence or give rise to conflicts of interest. For the same reason, their goals and compensation in any unit cannot have any connection with the performance of the business areas.

Governance on prevention and fight illegal acts is carried out by the Board of Directors, Audit Committee, Compliance and Operational Risk Committee, Internal Operational Risk Committee, and Money Laundering Prevention Committee, in which the due independence of management members is ensured.

iii. whether the issuer has a code of ethics or code of conduct formally approved, indicating:

• whether it applies to all officers, members of the fiscal council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates

The Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. Supplementing this Code of Ethics, the Supplier Relationship Code applies to direct and indirect suppliers, in addition to all Itaú Unibanco’s management members and employees. Additionally, the Anti-Corruption Corporate Policy applies to all management members, employees and controlling parties of the Conglomerate in Brazil and abroad, as well as to non-profit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers, and other stakeholders.

• whether and how often, officers, members of the fiscal council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules

Senior management members take part in integrity and ethics training by way of in-person lectures and e-learning courses. Officers attend to e-learning integrity and ethics (business ethics, anti-corruption, information security, AML, personal investments) courses and in-person seminars. Members of the board of directors attend annual in-person illicit acts prevention and AML lectures.

• any sanctions applicable for violating the code or other rules, identifying the document in which these sanctions are provided

Any noncompliance with the guidelines of the Code of Ethics and the Integrity and Ethics Corporate Policy (HF-5) is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. These sanctions range from feedback or warning to mere termination or termination for cause according to the seriousness of the misconduct.

• the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where on the web these documents can be found

The Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on August 25, 2016. This document is available on the bank’s intranet and on the Internet at: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/codigo_de_etica_ingles.pdf

b) whether the issuer has a whistleblowing channel, indication, if applicable:

Itaú Unibanco’s Code of Ethics encourages the timely reporting of suspected or actual violation of guidelines, laws, rules or regulations. It sets forth that the commitment of each and every employee with the Code of Ethics is the effective pillar for Itaú Unibanco’s soundness and continuity. If the employee faces or witnesses any suspicious or actual related situation, he/she is responsible for promptly report this to available channels, each with its own specifications, as follows: the Ethics Consultancy, Audit Committee, Inspector Office, and Internal Ombudsman’s Office. These four internal channels are structured as follows:

•	Ethics Consultancy

The Ethics Consultancy is structured in the Regulator Relationship and Compliance Superintendence, which reports to the Operational Risk and Compliance Executive Area.

•	Audit Committee

The Audit Committee reports to the Board of Directors.

•	Inspector Office

The Inspector Office is structured under the Superintendent for Prevention of Fraud, which reports to the Corporate Security Management.

•	Internal Ombudsman’s Office

The Internal Ombudsman’s Office is structured in the Ombudsman Superintendence, which reports directly to the Presidency.

II) whether the channel is open to receive reports from third parties or only from employees

The reporting channels are available for the following audiences:

•	Ethics Consultancy.

A channel available to employees for guidance and solving doubts on ethical issues, such as conflicts of interest and ethical dilemmas.

•	Audit Committee

A channel available to employees and the external public to receive suspected or actual reports on any noncompliance with legal and regulatory provisions and internal rules, frauds committed by management members, employees or third parties, or errors resulting in significant misstatements.

•	Inspector Office

A channel available to employees and the external public to receive reports on frauds and other illicit, including corruption, acts.

•	Internal Ombudsman’s Office

A channel available to employees to receive and handle interpersonal conflicts and conflicts of interest in the work environment, ethical misconduct and nonconformities with related institutional policies carried out by management members and employees.

III) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith

These channels provide confidentiality and protection to whistleblowers. The Code of Ethics provide information on how a report may be filed, as follows:

•	the secrecy of the inquiry will be rigorously maintained;
•	the anonymous nature will be ensured to whoever wishes so;
•	the inquiry will be conducted with impartiality and independence;
•	reports or accusations without a consistent reasoning will be disregarded;
•	malicious information or accusations, aiming at damaging someone, will be subject to disciplinary measures;
•	disciplinary measures are prescribed for any attempt of retaliation.

IV) issuer’s body responsible for investigating whistleblowing reports

Itaú Unibanco’s Code of Ethics discloses four guidance channels for reporting any suspected or actual violation of a guideline, law, rule or regulation. All reports are received and analyzed by the proper channel, on an independent, unbiased basis and at arm’s length, and a registration is kept of the related analysis and handling history. The responsibilities of these channels and the governance ruling their activities are formalized in the organization’s internal policies, such as Whistleblowing Channel – Illicit Acts Policy (PAI-12) and Integrity and Ethics Corporate Policy (HF-5), as detailed below.

•	Ethics Consultancy

The Ethics Consultancy guides and solves doubts on issues regarding the Code of Ethics and the Integrity and Ethics Corporate Policy (HF-5), such as conflicts of interest and ethical dilemmas through the email COMITÊ DE INTEGRIDADE E ÉTICA (Brazil) or the local Compliance Officer available in foreign units. If required, the Ethics Consultancy or the local Compliance Officer may forward the issue to an integrity and ethics joint body.

•	Audit Committee

The Audit Committee is one of the channels receiving reports whose investigations are coordinated by the Internal Audit.

•	Inspector Office

The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and internal and external inquiries, requesting support from other areas, such as Legal, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports.

In the event a specific report cannot be assessed, due to any conflict of interest, the procedure to be followed to submit the report to the Internal Audit Executive Board is described below:

Involved in the report	Responsible for the analysis and handling
Up to superintendent level	Corporate Security Board
Officers and Executive Officers	Internal Audit Executive Board and Corporate Security Board
Members of the Executive Committee or Audit Committee of Members of the Board of Directors or other members of the committees that report to the Board of Drectors	Internal Audit Executive Board and Corporate Security Board
Audit Officers	Board of Directors and Audit Committee and Corporate Security Board

•	Internal Ombudsman’s Office

The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level.

This department reports on a monthly basis to the Executive President the incidents handled by the employees in the superintendent level and above and incidents that involve any risk to the organization.

In more critical incidentes, the channel may also request the Executive Committee and/or Audit Committee to resolve on incidents involving senior management members.

c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes

In mergers, acquisitions, and corporate reorganizations, Itaú Unibanco, through its proprietary mergers and acquisitions department, does adopt possible procedures to identify any weaknesses and relevant undue practices in connection with the counterparties involved in such processes.

This procedure is carried out through a diligence process on companies subject to a merger or acquisition, as well as through the inclusion of specific contractual clauses in the instruments that formalize each operation.

Diligence is the in-depth assessment and analysis of publicly and non-publicly information on and documents of an entity and/or a business as part of a merger or acquisition operation. It is a long and complex investigation process aimed at identifying weaknesses and/or relevant undue practices in the company involved in the process and validate the data made available to prospective buyers.

This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized regarding the significant aspects, in addition to whether it holds authorizations and permits required for operation purposes.

In addition to the proprietary mergers and acquisitions department and to external advisors especially engaged to this end, the diligence process involves other departments of the bank, such as Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security, to help the analysis process.

Notwithstanding all the reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal advisors or financial advisors may not detect them. Should this occur and Itaú Unibanco incurs in losses as a result of these weaknesses and undue practices after the completion of the process, the indemnity rules provided for in the agreements related to each operation will be applied.

Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties in connection with themselves and to the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of entities and compliance with legislation applicable to these entities, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by the counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation and the payment of compensation to the buyer for the damage suffered.

After completing this process, the resulting analysis is submitted and discussed by the executive team involved in the business and the operation is forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, as applicable.

d) If the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly

Not applicable.

5.5. State whether, in relation to the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks

In the last fiscal year there were no significant changes in the main risks to which the Issuer is exposed or in the risk management policy adopted. In 2017, we set off a process to structure our main strategic challenges for the coming years. Therefore, we have listed the Risk Management ongoing improvement as one of the six strategic priority fronts, which allows identifying challenges, preventing and quickly changing the course of action whenever required. We believe that managing risks is the essence of our activity and a responsibility of all employees. Therefore, as from 2018, we will continue our efforts to comply with our Risk Appetite, as set out by the Board of Directors, with the challenge of monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the day-to-day of risk management. In relation to any expected increase or decrease in the issuer’s exposure to risks, as from 2018 we will prioritize the following risks:

•	Business risk: customer centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition, creating new products and services focused on customer satisfaction.
•	Technology risk: we are committed to managing our digitization process, preventing the obsolescence of platforms or systems that may no longer meet business needs, in addition to increasing our IT department productivity.
•	People risk: we are committed to improving mechanisms to attract, motivate and retain the best professionals, in addition to preventing teams with knowledge concentrated on key personnel. We should continually improve our evaluation models to be increasingly perceived as fair and meritorious.
•	Regulatory risk: we should always be attentive to specific changes in laws and regulations that may affect our business and the offering of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes.

5.6. Supply other information that the issuer may deem relevant

On February 23, 2017, BACEN published Resolution CMN 4,557, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. The new standard entered into force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which established the implementation of operational, market, credit, capital and liquidity risks management, respectively.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4557; accordingly, there is no significant impact arising from its adoption.

ITEM 6. ISSUER’S HISTORY

6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation :	09.09.1943
Type of business organization :	Corporation
Country of incorporation	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Brief History of the issuer

General

Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws is to undertake the banking activity in all authorized forms, including foreign exchange operations.

Our history

Timeline

Itaú

UNIBANCO

Operating Authorization of Casa Moreira Salles – 1924

1940s to 1960s

1944 – Establishment of Banco Central de Crédito S.A.
1945 – Banco Central de Crédito S.A. started its operations

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian Banks
Merger with Banco da América, creating Banco Itaú América

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A.
Organization of BIB – Banco de Investimentos do Brasil

1970s to 1990s

Takeover of Banco Aliança, a milestone for expansion in the Northeast region
Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil
Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité
Acquisition of state banks Banerj and Bemge

Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil

2000s to 2010s

Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú's presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil

Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil

Itaú Unibanco

2008 Itaú and Unibanco merger

2009 Association with Porto Seguro

2012 Association with Banco BMG for payroll loan transactions and acquisition of total outstanding shares of Redecard

2013 Acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., including the brand "Credicard"

2015 Opening of the Technological Center, Latin America's largest green data center
Alliance with MasterCard Brazil Soluções de Pagamento Ltda. in the market of payment solutions in Brazil
Redecard S.A. acquired 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A.
Sale and Purchase Agreement for the acquisition of 81.94% of the capital stock of Recovery do Brasil Consultoria S.A.

2016 Approval of the merger between Banco Itaú Chile and CorpBanca resulting on our new subsidiary Itaú CorpBanca
Itaú Unibanco S.A. acquired the totality of participations at Banco Itaú BMG Consignado S.A.
Itaú Unibanco S.A. acquired Citibank retail business in Brazil

(1) This operation is pending of approval from the Central Bank of Brazil.

The origin of Itaú Unibanco dates back to 1924, when Casa Moreira Salles, created by João Moreira Salles in the south of the state of Minas Gerais, received the letter patent that allowed it to operate as a correspondent of the state mainstream banks. This entity eventually became Unibanco. On the other hand, Itaú was created two decades later, in 1945, when Alfredo Egydio de Souza Aranha, an industrial businessman, and his partner Aloysio Ramalho Foz founded the Banco Central de Crédito S.A. in the city of São Paulo.

In 1933, the operations of Unibanco passed on to Walther Moreira Salles, who carried on developing the institution. Olavo Setubal, in turn, took over the top management position of Itaú in 1959 and, with the support of Eudoro Villela, the founder’s son-in-law, promoted the exponential growth of the company.

Both were also pioneers in the use of technology for processing banking transactions and rendering services to clients. They both invested heavily in automation and support from modern operating centers. The concepts of "Banco Eletrônico" created in 1981 by Itaú and "30 Horas" created in 1991 by Unibanco are both milestones, showing the leadership of these two companies in the industry.

When the two organizations partnered in 2008, they gave birth to the largest Brazilian bank and one of the 20 largest banks in the world. In fact, the partnership meant the fusion of two mindsets that complement each other and share many points in common, such as growth based on a number of mergers, acquisitions and incorporations, ethics and transparency in doing business, respect for the law, appreciation of employees, close relationships with clients and adequately-funded business expansion.

With the purpose of contributing to society, Itaú Unibanco has always invested in other industries that differ from its core business, such as in cultural initiatives. This resulted in the creation of Instituto Itaú Cultural in 1987. Additionally, Instituto Unibanco, founded in 1982, and Fundação Itaú Social, set up in 1993, were created to channel the bank’s efforts to the social domain for better public education in Brazil.

All these achievements have helped build up the foundation paving the way of Itaú Unibanco today. After more than nine decades since our inception, the experience acquired in Brazil encourages us to invest and work for great causes, such as culture, education, sports and urban mobility.

Our work in the realm of culture translates, among other initiatives, into Espaço Itaú de Cinema, which is present in six Brazilian cities. Support of sport is also in our DNA by sponsoring a number of disciplines. Since 2008, we have sponsored all categories of the Brazilian national soccer team. The partnership between Itaú and tennis has also been longstanding. It has provided a comprehensive platform ranging from basic to high-performance categories with investments in national and international tournaments.

With regard to urban mobility, for six years the bank has been investing in the popular “laranjinhas” (sharing program of colored bikes). The program is effective in six Brazilian state capitals and also in Santiago, Chile, as a way to promote cycling as a means of transportation.

Our purpose is to promote positive changes in society and to be a relevant part of people’s lives. Based on this viewpoint, we created the #issomudaomundo platform in 2013.

By always keeping our eyes open to the changes that have taken place in the society in recent years, we have strengthened our digital positioning with the opening of virtual bank branches and the development of applications for smartphones and tablets, in addition to reinforcing our presence in the social networks.

In 2017, under the management of Candido Bracher, our new CEO, as well as the alignment with sustainability, a concept that permeates all of the organization’s businesses, we continue to follow the lessons learned throughout our history. We are agents transforming society and we contribute to the development of the country, making a difference in every action that we take and every community where we work.

6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions:

Not applicable.

6.6	Other relevant information

None.

ITEM 7. ACtiviTIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries

We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets.

7.1-A. If the issuer is a government-controlled private corporation, please identify:

a) the public interest that justified its incorporation

Not applicable.

b) Issuer’s operations in compliance with public policies, including universalization targets, identifying:

• government programs carried out in the previous year, those established for the current year and those determined for the next fiscal years, criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a”

• with respect to the above mentioned public policies, investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions

• estimated impacts of above mentioned public policies on the Issuer’s financial performance or state that no analysis was carried out of the financial impact of the above mentioned public policies

Not applicable.

c) Pricing process and rules applicable to establishing fees

Not applicable.

7.2. For each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, provide the following information:

a) Marketed products and services

Our business

Overview

We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies. The segment includes retail customers, high-net worth clients (Itaú Uniclass and Personnalité) and the very small and small companies. Revenues from Retail Banking come from the offer of banking products and services to retail and high-net worth clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network and Itaú Consignado operations. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Wholesale Banking segment is responsible for our private banking clients, the activities of Latin America units, our middle-market banking business, and the activities of Itaú BBA, which is the unit in charge of corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments.

The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial instruments through proprietary positions, management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. This segment also includes our interest in Porto Seguro.

We carry out a wide range of operations outside Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination on lower risk segments with increased guarantees. We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing for growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Some details of our loan portfolio and services are presented as follows:

Retail Banking

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to be closer and understand our customers’ needs, better enabling us to offer the most suitable products to meet their demands.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, a special telephone service and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, videoconference and online chat from 8 a.m. to 10 p.m. on business days, at no additional cost.

Focusing on our clients’ needs, in 2017 we launched our application Light, which is a smaller version of our full banking app made for our clients that do not have enough capacity on their smartphones to support the full app. We were the first large retail bank in Brazil to offer an online account opening process via mobile app.

Our retail network is focused on building long term relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 264 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking.

For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances, in addition to finding closer branches and ATMs by using GPS features.

Itaú Empresas (very small and small companies)

To meet and fulfill the needs of our corporate customers, we are specialized in offering customized solutions and detailed advice on all products and services for:

•	Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 3,422 bank branches and 2,166 relationship managers as of December 31, 2017.
•	Small businesses: customer base consisting of companies with annual revenues between 1.2 million and R$ 30 million, served by 359 bank branches and 1,603 relationship managers as of December 31, 2017.

The Brazilian Financial and Capital Markets Association (ANBIMA) certifies each one of all our relationship managers, who are trained and skilled to offer the best banking solutions to each client, guided by all the variables that can affect the companies we serve and their owners.

Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking.

Improving our credit portfolio and reducing the volume of non-performing loans remained our goals in 2017, as they were in 2016, continuing the efforts to maintain and enhance sustainable performance. During this period, we improved processes, credit policies and tools and intensified our collection and credit recovery efforts.

To service our customers’ needs, we launched “Rede no Conta Certa”, a solution that provides progressive discounts on credit card machine fees and on account maintenance fees, based on the aggregate amounts involved in a client’s credit card transactions - the more it sells, the larger the discount.

Finally, we have continued our efforts to digitalize products and services, as well as develop the tools used by our sales and relationship teams. In 2018, we expect to capture and expand the benefits of such investments, as measured by increased business productivity and greater proximity to our customers.

Credit cards and commercial agreements

We are the market leader in Brazilian credit cards. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 55.46 million account holders and non-account holders (in number of accounts in December 2017).

We focus our efforts to continually grow our credit cards portfolio, improve its profitability, manage our asset quality, provide the best digital customer experience and pursue the satisfaction of our clients. Accordingly, our credit card division focuses on the development of new products, new digital services, the assessment of our partnerships, and the control of the credit quality of our portfolio and on a more efficient cost management.

In May 2016, we signed a partnership with Netshoes to develop the NCARD Itaucard, which is offered 100% digitally through the partner website. The sale process of the card was developed in partnership with Netshoes with instant customer evaluation technology and segmented product offering. In addition to a 100% digital experience with instant evaluation of card proposals, the process allows approved customers to immediately make their purchases on the site without having to wait for the plastic card, enabling them to take advantage of the benefits and discounts provided to cardholders.

By December 2017 we had reached more than 80,000 accounts in the portfolio.

In July 2016, we entered into an agreement with Multiplus, one of the first and most relevant companies in the rewards and loyalty programs, to launch a co-branded credit card. The product was launched in January 2017 with exclusive conditions for purchases of LATAM tickets, extra bonus on the acquisition and a discount of 30% on the purchase of Multiplus points. In addition to the benefits offered by Multiplus and LATAM, the cards can also be used to enjoy the traditional advantages of the Itaucard platform, such as the payment of half the value of theater and movie tickets, as well as discounts at partner establishments. The card also offers a full range of benefits attributed to Mastercard.

In June 2017, we launched the Passaí credit card in partnership with Assai. The retailer holds a cash and carry type of store and is part of the Pão de Açúcar group, one of the largest retailers in the country and owner of other important brands with which we also hold partnerships, such as Pão de Açúcar, Ponto Frio and Extra. Assai has been showing double-digit growth in revenues for the past two years.

We expect to have a Passai point of sale in all Assai’s physical stores by the end of the first half of 2018.

In December 2017, we relaunched our credit card brand Credicard, which was acquired by Itaú Unibanco in 2013. The occasion was marked with the launch of the new Credicard ZERO. The product has no annual fee and comes with a number of benefits, such as discounts with partners like Uber, Decolar.com, and Netshoes, among others. Customer experience is 100% digital through the Credicard mobile application. We received more than 427,000 applications for Credicard ZERO in the first month after its launch.

With regard to customer service, we provide an application that can be used by our customers 24 hours per day. The Itaucard application has been constantly bringing new functionalities, such as the Virtual Card, that simplifies and offers more security for online shopping. Timeline is another feature of this application in which purchases and transactions can be viewed in real time. The application also features spending control by category, enables card activation and deactivation, virtual assistance and travel notifications. As of December 2017 we had more than 3.26 million active users of this application and increased our mobile clients by almost 61% since 2016.

In 2017, we grew our portfolio while maintaining stricter credit criteria. The indicators of default and risk of our credit card business continued well below the average of the credit card market. We managed to evolve the default indicator above 90 days from 6.95% in December 2016 to 5.70% in December 2017.

Payroll loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower risk.

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans through correspondent channels in addition to our network of branches.

In December 2016, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. This acquisition assured we kept seeking the leadership in terms of offering, distributioning and commercializing payroll loans in Brazil.

Mortgage

Our mortgage loans enable us to help our clients' dreams come true. We help our clients’ social and financial development, as we take part in the building up of their personal assets. Therefore, we get closer to the clients and create long-lasting relationships, since our operations are of a long-term nature.

We have been among the market leaders in mortgage loans to individuals since 2008, a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios.

In 2016, with the Crédito Imobiliário Digital: Agilidade na realização do sonho da casa própria (digital mortgage loans: agility to make the dream of owning a home come true) case, Itaú was the winner of the Efinance Award in the Real Estate Financing category. Currently, over 35% of house financing use this tool.

We have a number of sales channels, such as branch network, development companies, real estate agencies, and partnerships with REMAX and CrediPronto.

Our process is expeditious and efficient, as it takes us less than one hour to go back to our clients with a credit analysis for operations worth up to R$800 thousand. This financing process can be fully digital. Additionally, clients also count on advisors specialized in real estate financing to provide all support required during the process.

We are signing a number of partnerships to capture leads via Internet, thereby corroborating our strategic priority of digital fronts of action. Our simulator is in place on the websites of our partner development companies and real estate agencies, which places our brand closer to clients when they are choosing a property. Our services are customized for every moment of the clients' digital journey, from Bankline to social networks, so we are increasingly present in their lives.

The number of mortgages we provided directly to individuals in 2017 was 23 thousand, for an aggregate value of R$6.9 billion in the period. The portfolio in 2017, had an average the Loan to Value (LTV) of 40.2%, compared to 41.8% in 2016. In commercial loans, we financed 8.4 thousand new real estate units during 2017, with an aggregate value of R$ 1.6 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

Merchant acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2017, we began restructuring our business model, which has as its priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.

We received R$ 391.7 billion in transactions with respect to credit and debit cards in 2017, an increase of 1.1% compared to 2016. The following table sets forth the financial volume of transactions and the number of transactions of credit and debit cards processed by us in 2017, 2016 and 2015:

		(In billions of R$)
	Financial Volume
	2017	2016	2015
Credit cards	255.9	251.9	249.7
Debit cards	135.8	135.4	133.4
Total	391.7	387.3	383.1

Private pension plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on the financial education of our employees.

According to the National Federation of Private Pension and Life (FENAPREVI), the contributions reached R$28.6 billion from January to December 2017, mainly due to the increase in our VGBL product.

Vehicle financing

We developed a series of new products and services that were launched in the market. Some of these products are:

•	Automotive Accessories and Services Financing – We offer an additional credit line available to all auto financing customers for the acquisition of automotive accessories and services. The customer pays an installment that includes the financing values of the vehicle and its accessories. With a differentiated pricing, the product generates more revenue for auto financing operations. Our goal is to achieve a 30% penetration rate in vehicle financing sales and expand the sales to the customer public of companies and corporations within five years.

•	Troca Certa – Troca Certa is an auto-financing product, launched in 2015, that offers various differentiated financing options, such as reduced installments over the contract and the vehicle buyback guarantee for a market value that ensures the discharge of the current contract and the down payment for the next car loan. The product meets a specific niche market: customers who change cars frequently and seek a differentiated experience. In 2016, we launched a version for companies that is the only auto-financing product on the market that offers these various differentiated financing options.

•	Digital retailing at iCarros – Digital retailing through iCarros is one of the most significant channels of credit applications. This process makes auto loan transactions more transparent than more traditional channels. Clients are able to obtain a price quote as well as a credit analysis online. Furthermore, our platform has an automatic customer relationship system in order to enhance our clients’ experience and facilitate the dealer selling process. This means that a client that commences a credit application at iCarros skips relevant steps in the selling process, in which a dealer would be able to continue the application beginning with the last step the client completed.

As of December 31, 2017, our portfolio of vehicle financing to individuals amounted to R$14.1 billion, an 8.4 % decrease from the same period of the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 66.5% in December 2017, following a downward trend since the previous year, when the loan to value ratio reached 68.1% as of December 31, 2016. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

In 2017, our vehicle financing (Individuals and Corporations) new loans amounted to R$ 10.5 billion, an 11.3% increase from the same period of the previous year. The average term of vehicle financing was 41 months, and 46% of the transactions were carried out with terms of up to 36 months.

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Conglomerate’s revenues. Other insurance activities encompass extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other operations.

Our insurance products have been receiving updates on coverage and assistance, bringing more value to the customers in life. In order to expand the insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding the offer of insurance policies through an open platform, through which we provide to Itaú’s client products from partner insurers.

Premium bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2017, we distributed R$47.5 million in raffle prizes for 1,810 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net revenues, taking into account the deduction of redemptions, from capitalization plans increased 3.2% in 2017 when compared to 2016.

Focusing on corporate responsibility principles, since August 2014 we have maintained a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

Consortia

Consortium is a pool of people and / or legal persons in a group with the purpose of providing for their members, on an equal manner, the acquisition of assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. In general, the participants receive the assets during the validity of the contract through the following methods of contemplation: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS (only for properties consortium), with the exception of the random drawing, the other options may be combined.

As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged to clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients.

As of December 2017, we obtained the following results:

•	392.8 thousand in active contracts, a decrease of 0.7% compared to December 2016.
•	R$11.1 billion in balance of installments receivables, an increase of 2.9% compared to December 2016.
•	R$628.2 million in administration fees from January to December 2017, a decrease of 6.9% compared to the same period of 2016.

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans (coupled with free loan-protection microinsurance). Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any grant of loans requires the presence of a trained microcredit loan officer.
•	2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

Public sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. In December 2017, we had 5,399 public sector clients and 12 offices where such services were offered in Brazil.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of middle-market, corporate, large, ultra companies (those with annual revenues from R$30 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil. Companies segmentation is based on their annual sales as described on the table in item Overview under section Our business.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

Itaú Private Bank

With a full global wealth management platform, we are one of the market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers.

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itaú Private Bank initiatives:

•	Being the leading private bank in terms of client satisfaction.
•	Adding value to client and stockholders with a complete offering and long-term proactive advisory services.
•	Continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America.
•	Increased operational efficiency of our platform through continuous investments in our IT platforms.
•	Maintaining a focus on risk management and regulatory considerations.

Investment Banking

Our investment banking business carried out through Itaú BBA assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

Asset Management

In the year which sees it complete 60 years of experience in investment management, Itaú Asset Management, according to the ANBIMA ranking, reaches R$610.0 billion* in assets under management, representing a 14.8% share of the market. We also recorded 15.8% growth over the same period of the previous year in assets under management.

In June 2017 Fitch Ratings affirmed Itaú Asset Management's (IAM) investment management quality rating as “excellent”. The rating’s outlook remains stable. The “excellent” rating for IAM reflects Fitch’s opinion on the extremely strong operational capacity and characteristics as to the investment strategies offered. The rating considers the well-established and disciplined investment process, the strong revenue generation, and the high quality of IAM’s executive team. The evaluation also reflects rigid risk and compliance policies, strong investments in technology and controls, a broad and diversified customer base and extensive distribution channels.

In September 2017 S&P Global Rating assigned an “AMP-1” (very strong) classification – the highest level in its rating scale – to IAM for its asset management practices. The ranking is based on the company’s strong business position as one of the largest private asset managers in Brazil and Latin America, its mix of products and customers, its highly experienced management team and its clear corporate strategy. The ranking also accounts for its well-structured investment management processes, strong operating and risk management practices, strong fiduciary principles and performance consistency.

Kinea, an alternative investment management company controlled by us, held R$29.9 billion in managed assets at the end of December 2017.

*Ranking de Gestão ANBIMA – December 2017 - Itaú Unibanco and Intrag.

Securities Services

Itaú Securities Services business units provide:

(i) Local custody and fiduciary services.

(ii) International custody services.

(iii) Corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider with specialized professionals and with technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,242 clients in 22 countries, that reached R$2.82 trillion of assets under service as of December 31, 2017, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

In 2017, Global Finance named Itaú Securities Services as the best sub-custodian in Latin America (Brazil and Uruguay). We are currently updating our technological platform with respect to securities services. Our platform currently allows us to offer Offshore Funds to our clients. We also created a Blockchain Lab, the bank's largest initiative in order to develop business’ solutions utilizing blockchain technology. In this laboratory, we have already begun to develop, in the form of an internal prototype, a specific solution for our stock bookkeeping product.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in B3 since 1965. We provide retail brokerage services in Brazil to over 142 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$49 billion in trading volume in 2017. The brokerage services are also provided to international clients through our broker-dealer in New York.

Latin America

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2017 we had a network of 527 branches and client service branches (CSBs) in Latin America (excluding-Brazil). In Paraguay, we had 57 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2017, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay.

Banco Itaú Argentina

We have operated since 1979 in Argentina, where we began with a focus on large companies with business ties to Brazil. In 1995, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our service offerings include current and savings accounts, personal loans and credit cards.

Itaú CorpBanca

In 2015, the last pending regulatory approval required for the merger of Itaú Chile with and into CorpBanca was granted by the Superintendency of Banks and Financial Institutions (SBIF), in Chile. This completed the set of regulatory approvals we required to consummate the merger in Brazil, Chile, Colombia and Panama.

The merger was consummated on April 1, 2016 and we acquired control of the resulting bank (Itaú CorpBanca). As of the second quarter of 2016, Itaú CorpBanca’s financial results are consolidated with our results.

In October 2016, we acquired from Corp Group 10.9 billion additional shares of Itaú CorpBanca for approximately R$288.1 million, pursuant to the terms of the stockholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, the agreement that sets out the terms and conditions of the merger was amended to reflect, among other things, changes to the terms of the transaction relating to operations in Colombia.

In September 2017, we acquired from Corp Group 1.8 billion additional shares of Itaú CorpBanca for approximately R$55.6 million, pursuant to the terms of the stockholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 35.71% to 36.06%, without changing the governance of Itaú CorpBanca.

This transaction represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region. We now rank fourth, from a previous seventh place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A. Branches migration and client segmentation were completed in December, 2017 in Chile, as of May 2017, we started operating in Colombia under the “Itaú” brand, and, until June 2018, we plan to complete the systems integration. We now also operate in Panama.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector.

Banco Itaú Paraguay won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2017.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s Central Bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

Peru

In Peru, we have a representative office and we are considering increasing our activities in the corporate and investment banking segments.

Mexico

As part of a restructuring process of our activities in Latin America, the sale of our broker business in Mexico was approved by the local regulatory agency and completed on October 01, 2016. We will continue our presence in Mexico with an office dedicated to equity research with respect to Mexican issuers.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

• Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

• Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net worth Latin American clients.

Other international operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in the Bahamas, New York and the Cayman Islands, as well as through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London. We provide extensive research coverage of over 202 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams both act in offerings and trading of Brazilian and Latin American securities to institutional investors.

b) Revenues by segment and their share in the issuer’s net revenues

Activities

Segment information is based on reports used by senior management to assess the financial performance of our business and make decisions on the allocation of funds for investment and other purposes. The segment information was prepared in accordance with the accounting policies adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to the allocation of capital by means of a proprietary model; (ii)the use of financing and cost of capital, in accordance with market prices, based on some management criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects of hedging transactions carried out for our investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2017, 2016 and 2015.

	(In R$ million)
	Year ended December 31
	2017	2016	2015

Retail Banking	69,600	70,496	71,203
Financial margin (1)	38,381	40,073	41,705
Commissions and fees	23,963	22,659	21,159
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,256	7,764	8,339

Wholesale banking	28,748	30,498	25,898
Financial margin (1)	19,426	21,929	18,171
Commissions and fees	8,876	8,072	7,282
Income from insurance, private pension and capitalization operations before claim and selling expenses	446	497	445

Activities with the Market and Corporation (2)	10,620	9,412	7,641
Financial margin (1)	10,508	9,264	7,513
Commissions and fees	46	59	59
Income from insurance, private pension and capitalization operations before claim and selling expenses	66	89	69

IFRS adjustments	2,082	8,255	12,731
Total (3)	111,050	118,661	92,011
Financial margin (1)	69,591	79,481	54,608
Commissions and fees	34,448	31,918	29,452
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,252	5,880	6,672

Other revenues	1,759	1,382	1,279

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

(2) Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in domestic and foreign markets. It also includes results associated with financial income from interest related to excess of capital.

(3) Total does not represent the sum of the parts, because some intercompany transactions are eliminated in the consolidated only.

We operate mainly in Brazil and do not detail information on our revenues by geographic market within Brazil. Revenues arise from income from financial operations before allowance for loan losses, commissions and fees and income from insurance premiums, pension plan and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on revenues for the years ended December 31, 2017, 2016 and 2015 after eliminations in consolidation.

			(In R$ million)
	2017	2016	2015

Income from loan operations	147,916	174,607	129,672
Brazil	129,815	154,653	117,140
Abroad	18,101	19,954	12,532
Commissions and fees	34,448	31,918	29,452
Brazil	31,296	29,061	27,072
Abroad	3,152	2,857	2,380
Income from insurance, pension plan and capitalization operations before claim and selling expenses	5,252	5,880	6,672
Brazil	5,105	5,748	6,570
Abroad	147	132	102

c) Income or loss arising from the segment and its proportion to issuer´s net income

We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated.

	(In R$ million)
	ITAÚ UNIBANCO
2017	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO	IFRS adjustments	IFRS Consolidated
Banking product	69,600	28,748	10,620	108,968	2,082	111,050
Managerial financial margin (2)	38,381	19,426	10,508	68,315	1,276	69,591
Banking service fees and income from bank charges	23,963	8,876	46	32,885	1,563	34,448
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,256	446	66	7,768	(2,516)	5,252
Other income	-	-	-	-	1,759	1,759
Cost of credit	(13,324)	(5,882)	(6)	(19,212)	972	(18,240)
Expenses for allowance for loan losses	(14,005)	(5,053)	(6)	(19,064)	(1,682)	(20,746)
Impairment	-	(1,094)	-	(1,094)	1,094	-
Discounts granted in renegotiation	(785)	(263)	-	(1,048)	1,048	-
Recovery of credits written off as loss	2,688	581	-	3,269	429	3,698
Expenses for claims/ Recovery of claims with reinsurance	(1,222)	(53)	-	(1,275)	83	(1,192)
Operating margin	56,276	22,866	10,614	89,756	3,054	92,810
Other operating income (expenses)	(37,280)	(14,523)	(1,647)	(53,450)	(7,149)	(60,599)
Non-interest expenses	(32,885)	(13,265)	(831)	(46,981)	(7,137)	(54,118)
Tax expenses for ISS, PIS, Cofins and Other	(4,395)	(1,258)	(816)	(6,469)	(560)	(7,029)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	548	548
Net income before income tax and social contribution	18,996	8,343	8,967	36,306	(4,095)	32,211
Income tax and social contribution	(7,146)	(2,412)	(1,777)	(11,335)	3,392	(7,943)
Non-controlling interest in subsidiaries	(166)	117	(22)	(71)	(294)	(365)
Result of Citibank operations	(21)	-	-	(21)	21	-
Recurring net income	11,663	6,048	7,168	24,879	(976)	23,903

(1) Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in domestic and foreign markets. It also includes results associated with financial income from interest related to excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

	(In R$ million)
	ITAÚ UNIBANCO
2016	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO	IFRS adjustments	IFRS Consolidated
Banking product	70,496	30,498	9,412	110,406	8,255	118,661
Managerial financial margin (2)	40,073	21,929	9,264	71,266	8,215	79,481
Commissions and fees	22,659	8,072	59	30,790	1,128	31,918
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other income	-	-	-	-	1,382	1,382
Cost of credit	(15,820)	(10,645)	71	(26,394)	4,272	(22,122)
Expenses for allowance for loan losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Impairment	(26)	(1,856)	-	(1,882)	1,882	-
Discounts granted in renegotiation	(893)	(318)	-	(1,211)	1,211	-
Recovery of loans written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims/ Recovery of claims with reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS, Cofins and Other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Recurring net income	10,923	5,441	5,858	22,222	1,041	23,263

(1)   Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes results associated with financial income from interest related to excess of capital.

(2)   Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

	(In R$ million)
	ITAÚ UNIBANCO
2015	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO	IFRS adjustments	IFRS Consolidated
Banking product	71,203	25,898	7,641	104,742	(12,731)	92,011
Managerial financial margin (2)	41,705	18,171	7,513	67,389	(12,781)	54,608
Commissions and fees	21,159	7,282	59	28,500	952	29,452
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Cost of credit	(14,601)	(6,055)	98	(20,558)	(777)	(21,335)
Expenses for allowance for loan losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Impairment	-	(85)	-	(85)	85	-
Discounts granted in renegotiation	(708)	(39)	-	(747)	747	-
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims/ Recovery of claims with reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS, Cofins and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Recurring net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in domestic and foreign markets. It also includes results associated with financial income from interest related to excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

7.3. With respect to the products and services that correspond to the operating segments disclosed in Item 7.2, describe:

a)	The characteristics of the production process

Not applicable.

b)	The characteristics of the distribution process

Not applicable.

c)	The characteristics of the markets in which it operates, in particular:

i.	Share in each of the markets

Title	Product/Service	Market position	Additional Information and Main Competitors	Source
Itaú Personnalité (banking for high-income individuals)	Retail Banking (Including Itaú Personnalité	In December 2017, we reached a market share of 11.2% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.	Source: Itaú Unibanco Holding and the Central Bank.
Credit cards and commercial agreements	Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 38.2% market share in the period from January to December 2017.

The Brazilian credit card market is highly competitive, growing on average 9.3% from January to December over the last five years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Itaú Unibanco Holding e ABECS.
Payroll loans	Payroll Loans	In December 2017, we obtained a market share of 14.2% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.	Itaú Unibanco Holding and the Central Bank.
Mortgage	Real Estate Financing and Mortgages	In the period from January to December, 2017 we were the leaders in new loans to individuals among Brazilian private banks, with 38.6% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with 20.3% market share.

The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Itaú Unibanco Holding and ABECIP.
Merchant acquirer	Merchant Acquirer	In the period from January to December, 2017 we reached a market share of 32.8% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).	Itaú Unibanco Holding and ABECS.

Private pension plans	Pension plans	In December, 2017 our balance of provisions represented 23.2% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.	FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).
Vehicle financing	Vehicles	In December 2017, we reached a market share of 9.4% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.	Itaú Unibanco Holding and the Central Bank.
Insurance	Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.4% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2017, positioning us as the third largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 11.2% in the same period.

The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, in this market, it is still has opportunities for players acting in specific niches. As of December 2017 this industry consisted of approximately 152 insurance companies of various sizes, including 39 conglomerates and 44 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

SUSEP. Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals. Health Insurance and VGBL - Redeemable Life Insurance products are not included.
Premium bonds (títulos de capitalização, or capitalization plans)	Premium Bonds	In the period from January to December, 2017 we had a market share of 13.8% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.	SUSEP.
Consortia	Consortia Services Fees	In the period from January to December, 2017 we had a market share of 7.5% in total consortia services fees. Considering only banks, we are the third largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.	Central Bank.

Itaú Private Bank	Private banking	As of December 2017, our market share was 28.1% in terms of local private banking.		ANBIMA.
Investment Banking	Investment Banking	In the period from January to December 2017, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2017, we ranked first in origination and in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.	(1) Dealogic. (2) ANBIMA ranking in terms of volume.
Asset Management	Asset Management	In December 2017, we had a market share of 14.8% in terms of assets under management, positioning us as the third asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$4,134 billion as of December 2017, with competition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

ANBIMA.
Securities Services	Local Custody	In December 2017, we had a market share of 25.5% based on total assets under local custody, positioning us as the second position Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$4,582 billion as of December 2017. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.	Itaú Unibanco Holding, ANBIMA and B3.
	International Custody	Our market share in December 2017 was 12.6% in terms of total assets under international custody, positioning us as the third largest International Custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$1,452 billion of assets as of December 2017.

Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2017, we had a leading position as agent and register provider to 211 companies listed on B3 (currently B3 S.A.), which represents 61.5% of companies listed on that exchange.

Moreover, we were leader as transfer agent with 403 debentures offerings in the Brazilian market, representing 42.6% of the debentures market in Brazil.

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Itaú Corretora (Brokerage)	Retail Brokerage Services (1)	Ranked third in Retail Brokerage Services by trading volume in December 2017.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.	(1) CBLCnet, (2) Bloomberg, (3) Institutional Investor Magazine
	Cash Equities (2)	Ranked eighth in Cash Equities by trading volume in the period between January and December 2017.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A. and Merrill Lynch S.A.
	Futures and Derivatives (2)	Ranked seventh in Derivatives and Futures by number of traded contracts in the period between January and December 2017.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos, Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
	Research (3)	Ranked third Research House in Latin America.

Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Banco Itaú Argentina	Total Loan Portfolio (includes privately-owned banks only)	In November 2017, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth largest private bank in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.	Central Bank of Argentina.
Itaú CorpBanca	Total Loan Portfolio (includes privately-owned banks only)	In December 2017, our market share was 12.5% based on total outstanding loan balance in Chilean pesos, positioning us as the fourth largest private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.	Superintendency of Banks and Financial Institutions.

Banco Itaú Paraguay	Total Loan Portfolio (includes privately-owned banks only)	In December 2017, we had a market share of 14.4% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.	Central Bank of Paraguay.
Colombia	Total loan portfolio (including public and private banks)	In February 2018, we reached a 5.0% market share in terms of total loans in Colombian pesos, which placed us as the sixth largest bank in Colombia.	Our main competitors are Aval Group, Bancolombia, Banco da Davivenda, Banco Bilbao Vizcaya Argentaria and Banco Colpatria.	Colombia Finance Superintendence.
Banco Itaú Uruguay	Total Loan Portfolio (includes privately-owned banks only)	In December 2017, we had a market share of 21.4% based on total outstanding loan balance in Uruguayan pesos, positioning us as the second largest private bank in Uruguay.	Our main competitors are Banco Santander S.A, Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.	Central Bank of Uruguay.

ii.	State of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of December 31, 2017, there were 135 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,396 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As at December 31, 2017, these banks accounted for 37.7% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As at December 31, 2017, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 42.3% of the banking system’s total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

			As of December 31
Position	Banks by total assets (1)	Control Type	2017	% of Total
			(In billions of R$)	(%)
1st	Itaú Unibanco Holding S.A.	privately-owned	1,383.6	16.8
2nd	Banco do Brasil S.A.(2)	state-owned	1,368.4	16.6
3rd	Caixa Economica Federal	state-owned	1,261.5	15.3
4th	Banco Bradesco S.A.(3)	privately-owned	1,054.9	12.8
5th	Banco Nacional de Desenvolvimento Económico e Social (BNDES)	state-owned	861.5	10.4
6th	Banco Sanrander Brasil S.A.	privately-owned	674.7	8.2
7th	Banco BTGPactual S.A.	privately-owned	153.4	1.9
8th	Banco Safra S.A.	privately-owned	149.5	1.8
9th	Banco do Estado do Rio Grande do Sul S.A. (Banrisul)	state-owned	72.6	0.9
10th	Banco Citibank S.A.	privately-owned	61.9	0.8
n.a.	Others	n.a.	1,208.8	14.7
	Total (4)		8,250.8	100.0

(1)	Based on banking services, except insurance and pension funds.
(2)	Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
(3)	Inclcudes the consolidation of HSBC Bank Brasil S.A.
(4)	Excludes a Payments Institutions

Source: Central Bank (IF.data).

Competitive strengths

Based on a market perception analysis, we have selected some of the initiatives we believe provide us with significant competitive advantages and distinguish us from our competitors.

Maintenance of a solid capital base

We adopt a forward-looking approach regarding capital management, which has enabled us to reach a high capitalization ratio and therefore a greater capacity to provide returns to stockholders, while at the same time we do not intend to maintain capital in excess of the levels established without any prospective use.

Our capitalization strategy, which is based on diversified sources of revenues, an adequate credit policy and a focus on corporate governance, is reflected in our capital ratios. At the end of December 2017, our Basel Ratio was 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Supplementary Capital and (ii) 2.6% related to Tier II Capital. We believe these indicators provide evidence of our effective loss-absorbing capacity and business continuity-focused planning.

Furthermore, as of the fourth quarter of 2017, our average Liquidity Coverage Ratio* (LCR) was 190.2%, whereas the Central Bank minimum requirement for 2017 is 80%.

(*) This ratio identifies high liquidity assets to cover outflows (net) that the institution may be subject to under a strict standard stress scenario considering a 30-day period.

Focus on income from Commissions and Fees and Results from Insurance¹ and less exposure to credit risk

In recent years, we have improved our credit risk management models, economic forecasts and scenario modeling. Through greater selectivity in credit approvals and changes in our loan portfolio mix, we believe we have achieved positive results given the economic scenario in the markets in which we operate.

We have invested in a pricing model based on risks as applied to our products, thereby providing a more accurate view of the risk-return ratio in different scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risk.

In addition, Commissions and Fees and Results from Insurance¹ grew 5.2% from 2016 to 2017 and our operating revenues² from Services and Insurance, Pension Plan and Premium Bonds increased from R$48.3 billion in 2016 to R$48.7 billion in 2017. We focus on both these segments, which require less capital allocation and whose results and related value creation are less volatile during adverse economic cycles. Our business strategy for these businesses is to focus on mass-market products, traditionally sold through our network of branches and digital channels. Accordingly, businesses such as life group, large risks and extended warranty insurance lines were either sold or discontinued over last years.

(1)       Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses

(2)       Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses

Large investments in technology

When we invested in our first ATMs back in 1983, we already sought to use technology to offer better services and make our clients’ lives easier. As of December 2017, we reached 160 digital branches, which, together with our mobile and desktop apps, facilitates our clients’ access to our products and services.

Our intensive use of technology and electronic distribution channels have significantly helped increase the volume of sales of products and services and is one of our top competitive advantages. From 2016 to 2017, we had an increase of 43% of corporate clients using mobile channels, while individual clients increased 29%. We invest in technology because we believe that we may be able to improve the environment for our employees and clients. We prioritize efforts to develop platforms and services that use the best of technology, so that we can simplify and make life easier for everybody engaged with the bank, with a focus on mobility and convenience.

With the purpose of reinventing itself and leading the digital transformation, Itaú created Cubo in partnership with Redpoint to connect itself with the technological entrepreneurship universe and, consequently, find opportunities to generate competitive advantages and evolve as a digital bank.

Cubo is a non-profit organization that promotes technological entrepreneurship through a variety of initiatives. In addition to offering a co-working space for digital startups, resident startups can count on the support of mentors specialized in a wide range of topics and on a platform of events that includes, among others, workshops and talks to entrepreneurs and others.

Premier banking brand in Brazil

We believe that a strong brand impacts a company’s results, providing for higher profitability and market share growth, and may reduce certain risks faced by the company, thereby resulting in less volatility in results.

The Itaú brand is one of our top assets. Valued by Interbrand at R$28.2 billion, the Itaú brand was, for the 14th consecutive year, named by Interbrand as the most valuable brand in Brazil in 2017. Our position in this ranking has provided us with local and international recognition and associates our brand to quality and reliability.

Also in 2017, we reinforced our positioning as a digital bank, combining innovative technology with our vision of making people’s lives easier through increasingly simpler financial transactions.

Geographic diversification and a large branch network

Our business model has been boosted by our significant presence nationwide and an increased presence abroad, promoting the creation of stable deposits and low-cost financing, and helping us achieve a desirable level of income diversification.

Our wide retail network, composed of branches, customer site branches, and ATMs in Brazil and abroad, provides solid recurring results and a large share of fee-based income in our results.

d) Any seasonality

Generally our retail banking and our credit card business have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year. In addition, there is seasonality at the end of the year in our pension plan business, as there is a statutory requirement in Brazil that all employees receive equivalent of one month’s extra salary at the end of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

e) Main inputs and raw materials, informing:

i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and applicable legislation

Contracting goods and services in our supply chain is carried out on a centralized basis by the Procurement department, with involvement of the contracting and legal departments, among other supporting departments. However, there are categories for which the trading and contractual negotiations are assigned to their technical managers. The remaining contracting steps are centralized by the Procurement department, ensuring the administrative evaluation of the supplier and registration of contracts signed in the management system.

We have a structured process for evaluating suppliers, the purpose of which is the mitigation of risks in our supply chain. This process starts with the supplier accessing and registering on website www.itau.com.br/fornecedores, where the Procurement Policy, Sustainability and Environmental and Social Responsibility Policy, the requirements for information security, the Code of Ethics, Supplier Relationship Code, and general conditions applicable to the procurement of goods and services are published for awareness and acknowledgment purposes. After registration, these companies go through an administrative approval process, which consists of an analysis of the supplier’s adherence to environmental and social responsibility practices, compliance with and adherence to fiscal, tax and labor legislation (regularity of certificates, licenses, payment of taxes, salaries and contributions), fulfillment of corporate obligations through the same tools used to assess clients (credit analysis, indebtedness with the market and suppliers, Money Laundering Prevention (MLP), fraud, anti-corruption law and other discrediting facts). This process is based on three risk analysis pillars and comprises a specific view considering the risks of the category of products or services supplied.1. Reputational/Regulatory: analysis of risks related to the image and compliance of current legislation; 2. Continuity: analysis of risks associated with financial health and supply impact on the bank’s operations; 3. Labor: analysis of the labor risk in service provision based on legal criteria.

In addition to this administrative evaluation, new contracts of suppliers which fall into categories of products and services considered critical, that is, those sectors whose production process or service provision may cause any negative E&S impact, go through a technical approval process. Under this process, suppliers are evaluated to determine whether they are capable, structured, certified and legalized to provide the required service or product and whether what is being offered is in line with the bank’s needs and requirements.

After going through these analyses and being successfully approved, the supplier will be eligible for taking part in contracting processes.

ii. Possible dependence on few suppliers

The search for suppliers to the Bank should be an ongoing and permanent activity, always seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. We have a current base of 12,989 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting services in the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. A possible dependence may occur as a result of a supplier providing services on an exclusive basis.

iii. Volatility in suppliers' prices

Price volatility related to supplier agreements is influenced by macroeconomic factors such as Interest, inflation and foreign exchange rates.

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating:

a) Total amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan and lease operations:

	(In R$ million)
	December 31,
By concentration	2017	2016	2015
Largest debtor	4,078	3,543	4,615
10 largest debtors	20,365	21,609	27,173
20 largest debtors	30,761	32,720	40,831
50 largest debtors	50,089	52,992	63,797
100 largest debtors	69,427	72,441	85,167

7.5. Describe the material effects of state regulation on the issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank. Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A.,registered with the Junta Comercial do Estado de São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles.

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

•	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil.
•	Central Bank: responsible for implementing the policies established by CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN.
•	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets.
•	CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.
•	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants.
•	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panama, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

•	Prohibition against operating in Brazil without the prior approval of the Central Bank.
•	Prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank.
•	Prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios.
•	Prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group.
•	Restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities.
•	Obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit).
•	Obligation to maintain sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III framework

The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure.

Basel III implemented a liquidity coverage ratio (LCR), and a net stable funding ratio (NSFR). LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a 10-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to systemically important financial institutions (G-SIFIs). The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (patrimônio de referência); and Additional Core Capital (adicional de capital principal).

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on capital to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital.

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

In January 2017, the Central Bank enacted a new rule amending the provisions regarding calculation methods and procedures for the disclosure of LCR information. The new regulation establishes a new possible stress scenario and indicates that, for LCR purposes, cash and time deposits are considered retail funding components.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

	From January 1,
Basel III- Schedule	2015	2016	2017	2018	2019
			(%)
Common equity Tier 1	4.5	4.5	4.5	4.5	4.5
Tier 1 Capital	6.0	6.0	6.0	6.0	6.0
Total regulatory capital	11.0	9.875	9.25	8.625	8.0
Additional common equity Tier 1 (ACP)	-	0.625	1.5	2.375	3.5
Capital conservation buffer	-	0.625	1.25	1.875	2.5
Countercyclical capital buffer(1)	-	-	-	-	-
Systemic	-	-	0.25	0.5	1.0
Common equity Tier 1 + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.8	11.0	11.5
Liquidity coverage ratio	0.6	0.7	0.8	0.9	1.0
Prudential adjustments deductions	40	60	80	100	100

(1) According to Circular No 3.769 of Central Bank, the ACP countercyclical requirement is zero.

Banks are required to prepare public disclosures of their leverage ratios on a quarterly basis after October 1, 2015.

In November 2017, CMN established a minimum limit for the Net Stable Funding Ratio (NSFR) and the Leverage Ratio (LR) to be observed by Brazilian Financial institutions classified as Segment 1 and Segment 2 under the segmentation of financial institutions created in 2017, and the terms for compliance with such requirements. NSFR corresponds to the ratio between the Available Stable Funds (ASF) and the Required Stable Funds (RSF) of the financial institution. Such new rule for NSFR, which shall become effective on October 1st, 2018, determines that the minimum limit for NSFR for Segment 1 financial institutions (which is our case) is 1%. The L.R, which calculation method was established by the Central Bank in 2015, consists of the ratio between the sum of the Core Capital and the Supplementary Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The L.R. rule enacted in November 2017 became effective on January 1st, 2018, and determines that the minimum requirement for the L.R. for a Segment 1 financial institution (which is our case) is 3%.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly complete financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level.

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by CMN.

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a new rule which unifies and expands Brazilian regulation on risk and capital management. The rule provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management which are applicable for different risk profiles.

According to Brazilian regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

G-SIFI assessment in Brazil

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. This assessment is required for banks with total exposure – the denominator for the leverage ratio – in excess of R$500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 21, 2017. The next update is expected in November 2018.

Recovery plans for systematically important financial institutions

On June 30, 2016, CMN enacted a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil's systemically important financial institutions. The new rule, which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for a phase-in implementation period from October 2016 to December 2017 to allow the relevant financial institutions to adapt their recovery plans to the new requirements. We have filed our recovery plan with the Central Bank within the deadline established by the new rule.

Segmentation for the proportional application of the prudential regulation

On January 30, 2017, CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, the segments are qualified as follows:

(i)Segment 1, in which we are classified, is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and saving banks that (a) have a size equivalent of superior to 10% of the Gross Domestic Product (GDP); or (b) perform relevant international activities, independently of the magnitude of the institution.

(ii) Segment 2 is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) size below 10% of GDP; and (b) other institutions of same magnitude equivalent or superior to 1% of GDP.

(iii) Segment 3 is composed of institutions with a size below 1% and equivalent or superior to 0.1% of GDP.

(iv) Segment 4 is composed of institutions a size below 0.1% of GDP.

(v) Segment 5 is composed of (a) institutions with size below 0.1% of GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank; and (b) institutions not subject to the verification of reference equity.

On October 19, 2017, CMN published a new regulation, which sets forth the criteria and method for the application of simplified capital requirements (Regulatory Capital - Patrimônio de Referência) by non-banking financial institutions that classify as segment 5 (the segment that is comprised of financial institutions with the most simplified risk profile). In January 2018, the Central Bank also enacted a rule establishing new criteria and methods for evaluation and application of capital requirements for institutions that classify as segments 1 and 2.

CMN is expected to also issue new rules establishing criteria and methods for application of capital requirements for financial institutions that classify as segments 4 and 3.

Passive provision for financial guarantees

On July 28, 2016 CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017.

Foreign currency transactions and exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues), or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Beside legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and fixed assets investment regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital. In this respect, on February 9, 2018 the Central Bank submitted to public consultation a draft rule which intends to change the basis for calculation of the lending limits applicable to financial institutions classified as Segment 1 (under the segmentation of financial institutions created in 2017, which is our case) as regards Tier 1 Regulatory Capital. According to the proposed rule, the maximum exposure to any one individual client of a Segment 1 financial institution shall be 25% of its Tier 1 Regulatory Capital and the maximum exposure to concentrated individual clients of such Segment 1 financial institution of 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital). The proposed rule is still subject to changes.

Credit exposure limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government; (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government; (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves; (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it. Such definition is also subject to change under the public consultation submitted by the Central Bank on February 9, 2018 mentioned above. The proposed rule establishes additional criteria for the identification of separate customers: (i) the Brazilian government, including the Central Bank; (ii) an entity with 50% or more of its voting capital held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, Federal District or its controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction; (vii) each entity with 50% or more of its voting capital held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. As mentioned above, such proposed rule is still subject to changes.

Risk weighted asset calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset (RWA) to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for calculation of RWA.

Financial bills

Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

•	Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution.
•	Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or written-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts.
•	Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

Establishment of a succession policy

On November 24, 2016, CMN enacted a new resolution requiring that financial institutions and other institutions authorized to operate by the Central Bank establish a succession policy for their management. The new regulation requires that the Board of Directors of the institutions approves, supervises and controls the process of planning such policy, which must expressly assign the positions conditioned to the succession policy, taking into consideration the institution’s structure, risk profile and business model. The succession policy shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions considering the following aspects: (i) conditions required by Brazilian law to exercise such position; (ii) technical capacity; (iii) management capacity; (iv) interpersonal skills; (v) legislation and regulation knowledge regarding liability for their actions; and (vi) experience.

On March 25, 2017, our Board of Director’s approved our Management Succession Policy in accordance with CMN’s resolution. Our succession policy aim to consolidate the internal procedures and practices of the Itaú Unibanco Conglomerate regarding the succession of our management team.

Code of Corporate Governance

In 2016, the Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) was edited. It sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of their principles, guidelines and actions. As a result of the edition of this Code, in June 2017 CVM published a new ruling whereby companies must submit the report on the Brazilian Corporate Governance Code to CVM within 7 (seven) months as of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework in 2017 by means of CVM Ruling No. 586/17.

In addition, in April 2017, CMN issued a new resolution aimed at including the principles and criteria of corporate governance of financial institutions established by the Basel Committee in the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision”.

The new rule establishes the terms for the remittance to the Central Bank of information on the management of financial institutions, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. Financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations.

Anti-corruption law

In January 2014, a new Brazilian anti-corruption law came into force. The new law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015.

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to:

(i)	https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf further details about our Anti-corruption Corporate Policy.
(ii)	https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF5_-_DOC_RI_2016_(ingles).pdf for further details about our Integrity and Ethics Corporate Policy and guidelines for situations of conflicts of interests.

Compensation of directors and officers of financial institutions

According to rules set forth by CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Antitrust regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted for prior approval to CADE, the Brazilian antitrust regulator, if the transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions in the following cases: (i) acquisition of corporate control; (ii) merger; (iii) transfer of the business to another financial institution; and (iv) other transactions which result in increased market share in the market segments they operate.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined. The uncertainty concerning whether CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for antitrust approval concentration acts in the banking sector not only to the Central Bank but also to CADE.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTITRUST_CORPORATE_POLICY_RI_2015.pdf for further details about our Antitrust Corporate Policy.

Treatment of past due debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction, and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(d) X to our complete financial statements under IFRS. The risk levels are categorized as “lower risk”, “satisfactory”, “higher risk”, and “impaired” based on the probability of default, following an internal scaling, as set out in Note 36 to our complete financial statements under IFRS.

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either private-sector financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties; and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution’s obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund (FGC), a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017 are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Payment of creditors in liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by FGC, FGC becomes an unsecured creditor of the estate in liquidation.

Insurance regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Insurance companies, from January 1st, 2017, when transferring their risks in reinsurance, must transfer 30.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil).

From January 1st, 2018, this percentage reduced to 25%, and will reduce annually until it reaches 15% on January 1st, 2020.

In addition, from January 1st, 2017, risk assignment between insurers and reinsurers belonging to the same economic group based abroad is limited to 30.0% of the premiums pertaining to each facultative or automatic contract.

From January 1st, 2018, this percentage increased to 45%, and annually will increase until it reaches 75% on January 1st, 2020.

Anti-money laundering regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force (FATF) and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	Identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date.
•	Checking the compatibility between the movement of funds of a client and such client's economic and financial capacity.
•	Checking the origin of funds.
•	Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention.
•	Keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client.
•	Reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party.
•	Applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated.
•	Determining criteria for hiring personnel and offering anti-money laundering training for employees.
•	Establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering.
•	Establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	Monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes.
•	Reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report).
•	Requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000.
•	Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.
•	Unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

In August 2013, the Brazilian Federation of Banks (FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

On July 28, 2017, the Central Bank enacted a new rule including additional requirements with respect to anti-money laundering, that it came into force on December 27, 2017. The recent changes to the regulation include the obligation to maintain specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or Electronic Available Transfer - TED) by financial institutions in an amount equal to or greater than R$50,000 per transaction. The rule also includes provision establishing that, among others, all commercial banks, multiple banks and credit cooperatives must require form their clients a minimum of three business days prior communication for withdrawals and cash payments of an amount equal to or greater than R$50,000 per withdrawal.

Politically Exposed Persons (PEPs)

According to Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of credit transactions

The portability of credit transactions is regulated by the Central Bank since 2013. Portability consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called "debt purchases".

Rules governing the charge of fees on banking and credit card operations

Banking fees and credit card operations are extensively regulated by CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs, and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the Central Bank published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time.

Leasing regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank of Brazil regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	The disclosure of information with the express consent of the interested parties.
•	The exchange of information between financial institutions for record purposes.
•	The disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors.
•	The disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities.
•	The disclosure of some information established by law to tax authority.
•	The disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Digitalization of documents and record keeping

On March 31, 2016, CMN enacted a new resolution regulating the digitization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank. The regulation authorizes those institutions to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. It also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document.

Ombudsman

Itaú Unibanco’s Ombudsman has three different pillars as its objective:

•	Last resource resolving clients demands.
•	Improving every internal process.
•	Compliance with regulatory obligations.

The main duties of the Ombudsman's Office are to act as a last resource within the company to resolve demands between clients and the institution and to solvecomplaints not resolved in our primary channels.

Clients can get in touch with our Ombudsman’s Office through the telephone number that is disclosed on our website, as requested by Central Bank regulation.

Our Ombudsman’s Office also gets involved in every process of clients demand resolution. These processes are subject to regulatory institutions, such as the Central Bank and SUSEP, and consumer defense institutions, such as Procon, consumidor.gov.br platform. It ensures better solutions to clients’ demands.

Improvement Driver: Our Ombudsman’s Office works in partnership with the business, product, operations, quality and customer service departments to reduce complaint numbers through case studies and improve processes and services, so that we can guarantee principles of ethics and transparency.

Our Ombudsman’s Office is constantly monitoring performance through specific procedures committee and ombudsman’s office committee.

As from July 2018, additional changes introduced to ombudsman regulations will become effective. Among such changes are the requirements to implement a direct client evaluation tool of the ombudsman office’s quality of service and to give full disclosure of the existence of the Ombudsman’s Office through its communication channels.

As part of the strategy to be a benchmark and improve our services, we establish a relationship schedule with the National System of Consumer Defense, Normative Regulation Institutes and Civil Entities. These agendas are instruments to ensure the internal regulatory practices and contribute to market evolution and customer’s satisfaction.

Every six months, our Ombudsman’s Office prepares a report about the most critical complaints, case studies and action plans to improve customer experience. This report is submitted to upper management and audit committee, as well as the Central Bank. Our Ombudsman’s Office publishes a biannual public report with the main evolution on the costumer relations front, on our institutional website (www.itau.com.br).

Our Ombudsman’s Office is also is engaged in the project’s validation process, the creation of new products and customer services using a General Risk Assessment System, which is a necessary governance model for crisis management. This is a tool complaint with the Consumer Defense Code that guarantees customer satisfaction.

Regulation of the brazilian securities market

According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or whether they are not. All publicly-held companies, such as our company, are registered with CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.

Disclosure requirements

Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

In 2018, some publicly-held companies, like us, will also have to file a form in connection with the “Brazilian Corporate Governance Code”, as mentioned above, in the “apply or explain” format.

Asset management regulation

The Brazilian asset management regulation requires a previous registration with CVM to perform the services of portfolio management and fund administration.

Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities.

CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Funds of foreign investors

Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, according to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment.

Foreign direct investments (RDE-IED) enable non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles investments in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions by the Brazilian regulation.

In March 2015 a new regulatory framework regarding RDE – Portfolio became effective. The most significant changes in the rules applicable to foreign investments in the Brazilian financial and capital markets introduced by the new regulation were: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil.

The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência).

Some of the changes implemented by CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of legal representatives, to enlarge the scope of non-resident investors’ private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN.

Internet and e-commerce regulation

Certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of internet orders.

In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, CMN has enacted a number of resolutions over the past few years in order to provide or establish:

•	That Brazilian residents may open deposit bank accounts by electronic means, which includes the internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds.
•	The requirements related to the verification of a client’s identity.
•	That all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels.
•	The opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 25, 2016, CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. The Banks must adopt procedures and controls to confirm and guarantee the client's identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe:

I - Integrity, authenticity and confidentiality of the information and electronic documents used.

II - Protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents.

III - Backup production of information and electronic documents.

IV - Tracking and auditing procedures and technologies used in the process.

Under the new regulation, customers must be afforded the option of closing banking accounts electronically.

Federal Law No. 12,965/2014 and Federal No. Decree 8,771/2016 establish the regulatory framework for internet services in Brazil and set forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality.

FEBRABAN, has issued a regulation on extending credit through remote channels (such as ATM’s, call centers and internet banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

Regulation on payment agents and payment arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019.

In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.

Provision of financial services through electronic channels

On April 25, 2016, CMN enacted a new regulation, altering the exceptions to the general rule that obligates financial institutions to provide client access to traditional banking services channels, establishing that it is not required for collection and receipt services based on agreements that demand exclusively electronic channels.

Credit performance information

CMN regulates a database known as Credit Information System (SCR - Sistema de Informações de Crédito), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	Reverse burden of proof in court.
•	Proper and clear information provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose.
•	Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts.
•	Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistakes, such as systemic failure or operational error.
•	Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner;
•	Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices.
•	Financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided.

The Brazilian Congress is considering enacting legislation that, if signed into law as currently proposed, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing specified restrictions on the collection of amounts from final consumers.

In addition, there are some local and state bills and laws governing banking operations, by imposing security measures, standards for customer service and accessibility requirements (such as limits with respect to queues, folding screens, security guards, braille statements, receipt notice in debt collection and strict charging schedule). However, due to illegality or lack of reasonability in the provisions, some of those laws are judicially questioned.

Late payment and default

On February 23, 2017, CMN enacted a new regulation providing that in case of delay or non-payment of credit operations, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fine in accordance with the law. This regulation entered into force on September, 1st, 2017.

Regulation of independent auditors

In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with CVM; (ii) qualified as specialists in audit of banks by CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulations also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

•	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system.
•	A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.
•	Other reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements.

Self regulators

We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and certain activities, as applicable. Some of the self-regulatory entities that we are subject to are Brazilian Association of Publicly-Held Companies (ABRASCA), Brazilian Association of Credit Cards and Services Companies (ABECS), Brazilian Financial and Capital Markets Association (ANBIMA), Brazilian Federation of Banks (FEBRABAN), among others.

Late Payment Fees

In early 2017, CMN enacted a new rule on default payment fees charged by financial institutions, consumer credit companies (financeiras), and leasing companies, which expressly limits late payment fees charged by such entities to compensatory interest per day on the amount that is overdue, interest on arrears and fines on arrears. The new regulation became effective in September 2017, and is applicable to transactions originated starting on such date.

Centralized registration and deposit of financial assets and securities

On August 28, 2017, the Brazilian Congress converted Provisional Measure No. 775, issued by the President of Brazil in April 2017, into Law No. 13,476. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, CMN issued a new rule to regulate the provisions of Law No. 13,476 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. CMN established a term of 180 days for this rule to become effective

On February 1, 2018, the Central Bank submitted for public consultation the draft of a new rule to amend the existing rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets, and establish the terms for the creation of liens over financial assets registered with registering entities. According to the draft proposed by the Central Bank, the proposed rule shall establish the moment of effectiveness of such liens. The public consultation is expected to be concluded in March 2018, but, as of this date, there is no indication of the effective date of such proposed rule.

Labor law overhaul

Law No. 13,467/2017 (known as the Labor Law Overhaul), became effective on November 11, 2017. It amends several articles of the Brazilian Consolidated Labor Statutes (CLT). Among the changes, the Law permits employers and unions to contract around certain provisions of the CLT, for purposes of preserving certain constitutional labor rights. This should give businesses the ability to better organize work shifts, overtime, vacation schedules, among other things. It also regulates telecommuting and intermittent jobs (which refers to a work schedule that is less than fulltime and does not have a prescheduled hour of duty). In addition, it authorizes that certain high-level employees can utilize arbitration as a dispute resolution method instead of taking their issues to the courts. Certain labor judges and scholars have raised legal and constitutional issues regarding the new law. Notwithstanding these discussions, the Labor Law Overhaul is an important reform of labor relations in Brazil.

Law amending the proceedings for administrative sanctions in the Brazilian National Financial System, SPB and capital markets

In June 2017, Provisional Measure No. 784 (MP 784) was enacted amending the administrative proceedings in the Brazilian National Financial System, the Brazilian Payment System and capital markets. Upon several discussions, on October 19, 2017, Provisional Measure No. 784 ceased to be effective as no further legislative action was taken with respect to the provisional measure. Proposed modifications to the subject matter of Provisional Measure No. 784 related to administrative sanctioning procedures applicable to the Brazilian national financial system, the Brazilian payment system and capital markets transactions in the Brazilian capital markets were then reissued under Bill of Law No. 8,843, which was approved by the Chamber of Deputies on October 18, 2017 and converted into Bill of Law No. 129 that was subsequently approved by the Brazilian senate on October 25, 2017. The result of the process was Law No. 13,506 which was published on November 14, 2017.

Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and CVM. Some of the key aspects of Law No. 13, 506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by CVM from R$500 thousand to R$50 million; (iii) it makes additional types of violations and redefines some types of violations within the scope of the Central Bank’s regulatory authority; (iv) it provides for a penalty of “public admonition” in place of “warning”, applicable by the Central Bank; (v) it defines “serious violations” that fall within the scope of the Central Bank’s regulatory authority; (vi) it increases the maximum penalty with respect to disqualification to a period of twenty years; (vii) it provides that the Central Bank may enter into cease-and-desist commitments; (viii) it provides that the Central Bank and CVM may enter into administrative agreements similar to leniency agreements; and (ix) it redefines certain conditions deemed forbidden in credit operations between related parties.

Compliance risk

On August 28, 2017, CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain a compliance policy commensurate with the nature, size, complexity, structure, risk profile and business model of the institution. Such compliance policies are intended to ensure effective compliance risk management by an institution and may be established at the consolidated enterprise level (conglomerado prudencial). Among others, a compliance policy must establish the scope and purpose of the compliance role in the institution, set forth the organizational structure of the compliance policies, specify which personnel are allocated to the compliance role, and establish a segregation of roles among personnel in order to avoid conflicts of interest.

Internal audit

On June 29, 2017, CMN published Resolution No. 4,588, which establishes the rules applicable for internal audits at financial institutions and other institutions authorized to operate by the Central Bank. It determines that financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be undertaken by a specific unit in the institution directly subordinated to the Board of Directors or an independent auditor (provided that such auditor is not in charge of the audit of the financial statements of the institution or any other activity that may imply a conflict of interest).

Taxation of closed investment funds

On October 30, 2017, the Brazilian Government issued Provisional Measure No. 806 (“MP 806/17”), which substantially alters the tax regime applicable to investments in closely held investment funds. With the enactment of MP 806/17, the Federal Government intends to extinguish the tax deferral regime applicable to closely held investment funds, which will become subject to taxation, as a general rule, according to the rules currently applicable to open funds. The funds that may be affected by the new regime are closed investment funds in general, such as Multimarket Investment Funds (FIMs - Fundos de Investimento Multimercados). The new tax provisions may also impact investments in Private Equity Funds (FIPs - Fundos de Investimento de Participações).

Taking into account that MP 806/17 was not converted into law during 2017, and is still being discussed by the Brazilian Congress, the taxation provided for by MP 806/17 will only be applicable as of 2019, going forward, if it is approved in calendar-year 2018 and within a 120-day term as of its enactment. If not approved within such term, MP 806/17 will be repealed.

Accordingly, if MP 806/17 is converted into law, investments in closely held funds will be subject to a half-yearly withholding tax assessment (on the final day of the months of May and November, a procedure known as “come quotas”) at the rates of 15% or 20%, depending on whether the fund has a long-term portfolio (average term of the assets comprising the fund's portfolio exceeding 365 days) or short term portfolio (average term of the assets comprising the fund's portfolio being equal to or lower than 365 days), respectively.

Real Estate Investment Funds (FIIs - Fundos de Investimentos Imobiliários), Investment Funds in Credit Rights (FIDCs/FIC-FIDCs - Fundos de Investimento em Direitos Creditórios), Stock Exchange Investment Funds (FICs/FIAs - Fundos de Investimento em Ações), Investment Funds set-up exclusively by non-resident investors, as well as and closed investment funds in general, which regulations set forth, on October 30, 2017, on a non-extendable manner, the liquidation of funds up until December 31, 2018, are not subject to the changes instituted by MP 806/17.

MP 806/17 provides for taxation of accrued and undistributed gains not distributed before May 31, 2018, the extension of the half-yearly taxation regime generally applicable to open funds to the closed funds as from June 1, 2018, and also imposes taxation on certain reorganization events involving investment funds (spin-offs, mergers, consolidations or transformations. Transformation means any act of alteration of the fund’s legal nature, such as FIA, FIP and FIDC, or regarding its qualification, such as open, closed and investment clubs, in accordance with CVM Ruling No. 555 issued on December 17, 2014 and CVM Release No. 5 issued on November 21, 2014).

Another important change relates to the regime generally applicable to FIPs. Depending on the regulatory qualification of a particular FIP ("investment entities" or "non-investment entities"), investors in such FIP may either be subject to taxation upon the realization of gains, upon the disposition of assets by the FIP (for investment entities) or the FIP may be subject to the same tax treatment applicable to Brazilian legal entities (for non-investment entities).

The lawfulness of certain provisions of MP 806/17 is being debated, which could result in disputes between taxpayers and the Brazilian Government if MP 806/17 is indeed converted into law.

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate income tax and social contribution on net income

In accordance with applicable legislation, corporate income tax (IRPJ - Imposto de Renda da Pessoa Jurídica), and social contribution on profits (CSLL - Contribuição Social Sobre o Lucro Líquido) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

CSLL is currently levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Nonetheless, the Federal Government increased such a rate initially to 15.0%, and then to 20.0%. In regard to this matter, it is worth mentioning that on the same rule that increased CSLL from 15.0% to 20.0% (Law 13,169), the Federal Government also determined that, as from January 1, 2019, the CSLL rate will be reduced to 15.0%.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

Income tax for individuals and foreign investors

On September 22, 2015, the President of Brazil enacted Provisional Measure No. 692, or MP 692, converted into Law No. 13,259 of March 16, 2016, which aimed at increasing the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions. This rule applies since January 1, 2017. If the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime, the capital gains are still subject to the withholding income tax at a 25% rate.

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (PIS - Contribuição Para o Programa da Integração Social) and social security financing contribution (COFINS - Contribuição Social Para o Financiamento da Seguridade Social).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits.

Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin.

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, which is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively.

Service Tax

The tax on services (ISS - Imposto Sobre Serviços de Qualquer Natureza) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016, effected a number of changes with respect to ISS. Among a series of modifications, the new law introduced a minimum tax rate of 2%.

The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration will be charged by the municipality where the client is located. As this change brought some relevant impacts, in November 2017, a lawsuit was filed by CONSIF (Confederação Nacional do Sistema Financeiro) and CNSEG (Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização) in the Federal Supreme Court. On March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court.

Tax on Financial Transactions

The tax on financial transactions (IOF – Imposto sobre Operações Financeiras) is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities - Derivatives: zero Maximum rate: 25%

U.S. Foreign Account Tax Compliance Act (FATCA)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the U.S. Internal Revenue Service (IRS) regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (NFFEs) and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions (FFIs).

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. Gross proceeds from the sale of property that would yield U.S. source dividends or interest are subject to withholding beginning January 1, 2019.

U.S. tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

The United States collaborated with other governments to develop Intergovernmental Agreements (IGAs) to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan).

The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, which became effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR).

Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the U.S. Internal Revenue Service.

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so-called Common Reporting Standard (CRS) in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (BEPS) Project, coordinated by the Organization for Economic Co-operation and Development (OECD). In connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

Moreover, on May 6, 2016, Brazilian tax authorities issued Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities (CNPJ). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted.

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in turn is also expected to exchange such information with tax authorities from other countries.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, the information of which may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Exchange controls

Individuals or legal entities domiciled outside Brazil may own our stock through ADSs negotiated in a U.S. exchange or through direct investments in the Brazilian market.

However, the right to convert dividend payments and proceeds from the sale of our shares in the Brazilian market, into foreign currency and to remit such amounts abroad is subject to compliance with requirements of Brazilian foreign investment and foreign currency legislation. This legislation generally requires, among other things, documentary evidence that establishes the legality, the legitimacy and the economic validity of the exchange operation and that the relevant investment has registered with the Central Bank and CVM, as applicable.

In case the investment in our stock is made through ADS, ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian of the preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad.

In case the investment in our stock is made directly in the Brazilian market, such investment needs to be registered with the Central Bank either as (i) a foreign direct investment, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) a portfolio investment, the Electronic Declaratory Registration of Portfolio (RDE – Portfolio).

Foreign direct investment (RDE-IED) enables non-resident investors to hold stock of companies, although it, limits the ability of the investor to negotiate such stocks in the Brazilian capital markets. On the other hand, the portfolio investment (RDE – Portfolio) entitles certain foreign investors to invest not only in stocks, but also in other financial assets and securities, and to engage in a variety of transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

Registration under RDE – Portfolio affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws.

b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards

Socio-environmental policy

Financial institutions play a fundamental role in the global economy as they interact with all economic sectors. That is why we understand our great responsibility to influence positive changes in society. Accordingly, we assume that integrating environmental and social (E&S) issues into our business is essential to mitigate risks and foster social and economic development.

In this scenario, and seeking to evidence even more the relevance of the E&S in the financial sector, the National Monetary Council (CMN) provided for, through Resolution CVM No. 4,327/2014, minimum E&S responsibility standards that must be followed according to the importance and size of each institution.

We have our Sustainability and Environmental and Social Responsibility Policy, which ratifies our commitment and sets guidelines for our strategy, based on five principles:

1. Respect for and protection of human rights, by promoting diversity, financial inclusion and the fight against child labor, labor analogous to slavery, criminal exploitation of prostitution and sexual exploitation of minors;

2. An ethical and transparent posture, adopting fair business practices and providing timely and accessible information that meets the specific needs of our stakeholders;

3. Managing environmental and social risk, which is one of the various types of risk to which we are exposed;

4. Constantly developing of the relationship with our stakeholders; and

5. The rational use of natural resources, preservation of biodiversity including ecosystem services and mitigation of climate change.

From the very beginning of our operations, we have developed processes and products in partnership with other areas, designed training to employees and developed environmental and social responsibility based policies. Additionally, we guide our institutional practices and business by adopting good international practices, such as the PRI (Principles for Responsible Investments), EP (Equator Principles), Principles for Sustainable Insurance (PSI), CDP (Carbon Disclosure Project), and Global Compact.

For further information on our Environmental and Social Risks and Opportunities and our internal practices, access the new position on Itaú Unibanco’s E&S Risks and Opportunities here.

Strategy

We are a service business, and, even to a lesser extent than industrial activities, our activities also explore natural resources, such as water consumption, both for internal use and electricity generation, for operations in Brazil, and generation of solid waste and electricity consumption. Additionally, we measure our financed and invested emissions to understand our indirect impact and adopt mitigating measures.

We are members of the Benchmark Club of the Carbon Disclosure Program (CDP) Latin America, and we also make up the portfolios of the Corporate Sustainability Index (ISE), the Carbon Efficient Index (ICO2), and the Dow Jones Sustainability Index (DJSI), which annually report our emissions. Under this scope, we have implemented some measures to directly or indirectly reduce emissions of GHG and other pollutants associated with our business.

Our concern about climate change and impacts on society is present in all our business, each with its own specificity, and is a recurring topic in the voluntary commitments we have recently assumed.

Regarding the insurance segment, we face a number of new challenges arising from climate change, such as worsening of environment disasters, which may cause financial, infrastructure and mainly human losses. This issue motivates us to accurately quantify and precify possible impacts to seek to reduce our clients' vulnerability.

Our strategy in the credit area has been to conduct studies and understand climate change impact on the bank’s loan portfolio. This work will soon be published gathering our main outcomes and conclusions.

In the investment segment, our asset assessment methodology includes climate change as one of the dimensions for the analysis. We pay close attention to regulatory aspects and we also use internal carbon precification to estimate the emission costs of companies under analysis and calculate the financial impact on the market price of these companies and on their shares.

In 2016, we also work with financing lines to projects that mitigate climate change impacts. We have partnerships with IDB, CEF, IFC, and BNDES to finance renewable energy and low-carbon economy projects. We also use our own funds to support these projects.

We have conducted studies to include the recommendations made by the Task Force on Climate-Financial Disclosure in our strategy, taking into account climate governance, communication, targets and measures.

Even though Brazil has currently no carbon credit trading legislation, we take part in the simulation system of the Getulio Vargas Foundation and prepare ourselves to meet this demand as soon as it arises.

Our position on climate change is available on our website, as it details this and many other initiatives.

Climate change on operations

Risk management and opportunities

We understand the importance of knowing, measuring and managing the impact of our operations. Therefore, for over eight years we have carried out a GHG emissions inventory in conformity with the methodology adopted by the Brazilian GHG Protocol Program, which is assessed by an independent third-party, and is granted recognition with the Gold Seal award. Our history of emissions is of public knowledge, and every year we report it to the Public Registry of Emissions, which is a data platform managed by the Brazilian GHG Protocol Program, which can be accessed at www.registropublicodeemissoes.com.br.

With the purpose of improving the environmental management of our facilities, we endeavor to achieve international environmental certifications. In 2017 the Itaú Unibanco Business Center (local acronym CEIC) started the certification process for the ISO 14001 certification, thus providing us with a more efficient management in that complex, which houses over 10,000 employees. Added to the ISO 14001 certification granted since 2011 to the Tatuapé Administrative Center, our coverage in Environmental Management System certificates increased to 40% compared to 15% last year. Up to 2020 we will work in the certification of two more large administrative complexes, to be defined, to increase the certification coverage in our administrative complexes

We have in 2016 also achieved the triple certification LEED gold seal for Building Faria Lima 3500, a certification for sustainable buildings designed and granted by the U.S. Green Building Council (USGBC), the most recent of which was the LEED O+M (Operation and Maintenance), adding to the previous certifications in LEED BC+C (Building Project and Construction) and LEED ID+C (Interior Design and Construction), plus previous certifications LEED NC (New Construction) granted to CTMM (Mogi Mirim Technology Center).

Over the last year we tested new construction concepts in our branch network through two projects that, with the followup of its actual outcomes, will generate eco-efficient items replicable in future renovations of our facilities.

These renovation concepts are based on the principle of respecting any existing framework and materials in the building to generate less waste in construction work.

The management of our environmental performance at Itaú is segregated by administrative units, branch network and technology centers. We discuss improvements, analyze data and make projects feasible for these three types of structures through a Working Group named Internal Management, which was set up to integrate eco-efficiency actions, projects and studies and share experiences among our different technical departments.

Indicators and vision for the future

To proceed with our environmental performance actions and management, we have defined new long-term commitments, striving for an increasingly sustainable operation. Our targets comprise the consumption of water, electricity, emissions, waste and business trips of our operations in Brazil.

For futher information on our environmental performance, please refer to Chapter 6 - Sustainability, our Consolidated Annual Report 2017, available on the Investor Relations website.

In the last three years, our efforts to seek ongoing improvement of operations have generated positive impacts on our environmental performance. In the 2014-2016 period, we reduced our water consumption by approximately 300,000 cubic meters (17%), electricity consumption by 86,000 MWh (12%), and direct and indirect GHG emissions by 34%. The management of each resource, either natural or not, is detailed below.

Investments

Itaú Asset Management (IAM) applies its proprietary methodology to integrate E&S issues in assessing companies, by addressing eight dimensions, of which four are related to the stakeholders relations – “Workers relations”, “Community relations”, “Client relations” and “Supplier relations” –, and four related to environmental dimensions – “Water, energy and materials”, “Biodiversity and land use”, “Waste management”, and “Climate change”. The method we apply here is a cut-off from this analysis, focused on climate change impacts.

In general, this method consists of including environmental and social variables in traditional valuation approaches by analyzing their impact on the companies’ cash flows over time. This process consists of a stage for research and development of sector scenarios followed by another stage for valuing impacts on companies, taking into account their idiosyncrasies and management capacity. These impacts may come out in different ways, as shown below.

In the valuation process of the climate change variable for management of third-party’s assets, we build up scenarios for each issue as follows: physical damages, disease spreading, changes in the water cycle, emission pricing, agricultural and forest production, and new products. One tool we use in our analysis is carbon pricing tools. An estimated price is used as an input variable in our modeling to estimate the company’s cost with their GHG emissions. We then calculate the financial impact of such emissions on the company’s market value and, as a result, on its equities prices. We believe that this approach, in addition to encourage the adoption of the best practices in investees, enables investors to have a more accurate analysis of the risks involved in the companies.

Each scenario has a short, medium and long-term materiality matrix, limited based on the recurrence and scope for several economy sectors. These scenarios enable us to make informed invstment decisions with more knowledge of the related climate risks and opportunities.

To deepen the understanding of the carbon footprint of investees in Itaú Asset Management’s portfolios, in 2017 we developed a calculator to compare emissions of our portfolios with benchmarks, thus helping achieve a better understanding of the carbon exposure of products.

Itaú Asset Management has a white paper specific on climate change with more detail and information. This is a public document and is available on our website.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

Trademark

The trademarks owned by the Issuer and its subsidiaries have an important role in the performance of their activities; however, there is no dependence on such assets for the performance of activities of the Issuer and its subsidiaries

Patents

The trademarks and patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries.

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue

Not applicable. The share of revenues earned outside Brazil is not deemed significant by the Issuer, as our revenues are strongly concentrated in Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

The Issuer has not had substantial revenues from countries other than Brazil.

7.8. With respect to environmental and social policies, please identify:

a)	whether the issuer discloses environmental and social information

Banks interact with all economic sectors, and therefore they have significant power to influence positive changes in society. We, from Itaú, which mission is to be a leader in sustainable performance, integrate social and environmental issues into our business, taking into account the needs of our clients and employees, civil society and regulatory bodies.

In the last 17 years, we have developed and taken part in a number of initiatives to reduce risks and take advantage of environmental and social opportunities. We have created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project), Women’s Empowerment Principles (WEPs), United Nations Environment Programme – Finance Initiative (UNEP FI) and the Global Compact, which guide our business and institutional practices.

We publish the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholder engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

For information on 2017, please access https://www.itau.com.br/annual-report.

b) the methodology followed in the preparation of this information

To prepare the Consolidated Annual Report, we follow Global Reporting Initiative (GRI) and AA100 principles for stakeholders engagement.

The project is conducted by a working group composed of the Corporate Communication, Finance, Marketing, Investor Relations and Sustainability departments. It is responsible for carrying out the creation process of the bank’s Materiality and for submitting it for approval from the proper authority levels.

The Environmental and Social Risk is part of the "Risk and Capital Management", and is considered a priority by the bank.

The purpose of our environmental and social risk management is to identify, measure, mitigate, and monitor these risks. We understand E&S risks are a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we take initiatives to interact with the areas involved in the process, such as training sessions, workshops and lectures. In addition, we adopt measures to improve control based on the results of adherence tests periodically reported to the Environmental and Social Risk Committee, which is part of our Sustainability Governance.

In 2014, CVM Instruction No. 4,327 required that all financial institutions prepare social and environmental responsibility policies, which should include measures of risk management, governance and relationship of stakeholders.

Our Sustainability and Environmental and Social Responsibility Policy ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations (from the head office to branches and data centers). We also have specific environmental and social and policies for each business, such as credit (Corporate, Middle Market, Retail, Mortgage and Vehicle Financing), insurance and investments, always based on relevance and proportionality principles. To disseminate the guidelines of the policy, we provide training to these areas for all involved employees. For this policy, access: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/SOCIAL_ENVIRONMENTAL_RISK_POLICY.pdf.

As part of the risk analysis monitoring process, our areas are subject to internal auditing. These audits are carried out by a team that evaluates, among other issues, compliance with the Sustainability and Environmental and Social Responsibility Policy and the commitments and volunteer agreements we entered into, such as the Equator Principles, associated with Project Finance.

All our business lines are guided by a list of restricted activities, a list of prohibited activities, conformity with environmental licensing, inclusion of environmental and social contractual clauses and rules specific for pledging real estate collateral.

For further information on our experience with the management of this topic, see our paper Environmental and Social Risks and Opportunities (https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento-Itau-ROSA_english.pdf).

The information included in the Environmental and Social Risk section of our Consolidated Annual Report is considered priority and, therefore, it is assured by independent consulting company PricewaterhouseCoopers.

c) whether this information is audited or reviewed by an independent entity

We publish the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholder engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

The main data and facts determined by the external audit and the sustainability department are assured by independent consulting company PricewaterhouseCoopers, and an assurance letter is issued and included in the consolidated report.

d) the Internet pages on which this information can be found

For information on the Consolidated Annual Report for 2017, please access https://www.itau.com.br/annual-report.

7.9. Supply other information that the issuer may deem relevant

We publish the Consolidated Annual Report, which follows the AA100 and GRI principles for stakeholder engagement. All relevant information on Sustainability management and the main results of each year are included in this document.

For information on 2017, please access https://www.itau.com.br/annual-report.

Additional Information on item 7

The financial information presented in item 7 (Activities of the Issuer) adopt the IFRS accounting standards.

ITEM 8. EXTRAORDINARY BUSINESS

8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of last three years)

All disposals and acquisitions of significant assets related to 2017, 2016 and 2015 were duly described in items 10.3 and 15.7 of this Reference Report.

8.2. Indicate significant changes in the conduction of the issuer’s business (period of last three years)

Management structure for Itaú Unibanco

The Annual and Extraordinary General Stockholders’ Equity held on April 25, 2018 approved the election of Ms. Ana Lúcia de Mattos Barretto Villela for the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were relected accordingly.

On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen.

On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market new proposals for change in the composition of the Board of Directors.

An officer of Brasil Warrant Administração de Bens e Empresas, Mr. João Moreira Salles was nominated to one of the vacancies to represent controlling stockholders in the Board of Directors, according to the Company’s Stockholders’ Agreement, replacing Mr. Demosthenes Madureira de Pinho Neto, who will leave the Board.

Mr. Alfredo Villela has informed the Board that he will leave his management position in the Company.

A Board member from 2006 to 2008 and Executive Vice President from 2008 to 2011, Mr. Geraldo Carbone was nominated to fill in the position of Mr. Villela for the next term of office, also according to the Company’s Stockholders’ Agreement.

Mr. Nildemar Secches has informed the Board that he will leave this body. To fill this vacancy, Mr. Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member.

As announced on November 9, 2016, Mr. Marco Bonomi was also nominated to the Company’s Board of Directors.

Messrs. Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Setubal were nominated for reelection.

These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017.

On November 9, 2016, following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. announced its new Chief Executive Officer and a number of changes to its Executive Committee.

After over 22 years leading the organization, Mr. Roberto Setubal has reached the age limit for acting as our CEO. As of the Annual General Stockholders’ Meeting of 2017, Roberto leaves the Executive Presidency of Itaú Unibanco and, together with Pedro Moreira Salles, will act as co-chairman of the Company’s Board of Directors.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, leaves the position of Retail General Director and will take over as a member of the Executive Board of Itaú Unibanco Holding S.A., a position for which he will be nominated at the Annual General Stockholders’ Meeting of 2017.

Candido Bracher replaces Roberto Setubal as Itaú Unibanco’s new Chief Executive Officer.

Mr. Eduardo Vassimon replaces Candido Bracher as the Company’s Wholesale General Director, and now leads the segments of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as the Latin America business.

Mr. Marcio Schettini will become the Retail General Director, replacing Marco Bonomi in the management of banking branches, small and middle-market companies, Cards and Rede (our card acquiring business), real estate, insurance and vehicles. The marketing department will also be under his supervision.

Mr. Caio David rejoins the Executive Committee of Itaú Unibanco Holding S.A. as Vice President and will be responsible for the Risk and Finance departments, becoming the Company’s CFO and CRO.

Mr. André Sapoznik was promoted to Vice President and now leads the Technology and Operations departments, replacing Mr. Marco Schettini.

Ms. Claudia Politanski remains as Vice President of Human Resources, Legal and the External Ombudsman’s Office, Corporate Communication and Institutional and Governmental Relations.

On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by Mr. Roberto Setubal, and a new Executive Committee composed of 3 General Directors (Wholesale; Retail, and Technology and Operations) and 2 Vice Presidents (Risk Management and Control and Finance; and Legal, Human Resources, Corporate Communication and Institutional and Governmental Relations).

8.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of last three years)

In 2017, 2016 and 2015, we did not enter into agreements worth higher than 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$740 million at 12/31/2017) that are not directly related to operating activities.

8.4. Supply other information that the issuer may deem relevant

Not applicable.

ITEM 9. RELEVANT ASSETS

9.1. Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular:

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

At December 31, 2017, we owned and leased our main administrative offices, which included 20 office buildings in ten different addresses, with a total area of 445,476 square meters, mostly located in the city of São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as the commercial department, back office, wholesale and investment banking activities, and our data processing center.

We lease some of our administrative offices and most of our branches at quite competitive market prices from third parties under renewable leases with terms ending from the first half of 2018 (in the process of being renewed under similar terms) to the first quarter of 2037.

At December 31, 2017, we owned 32% of our administrative offices and branches (including customer site branches, ATMs, and parking lots) and leased approximately 68%.

b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing:

Intangible assets are non-physical assets, including software, domain, trademarks, patents and other assets. Intangible assets with definite useful lives are amortized on the straight-line method over the estimated useful lives of these assets. Intangible assets with indefinite useful lives are not amortized, but tested on a semi-annual basis to identify any impairment.

At December 31, 2017, intangible assets are as follows.

Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Total goodwill and other intangible assets	Total

589	1,805	2,519	2,743	1,011	8,667

We assess our intangible assets on a semi-annual basis to identify any indications of impairment, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment.

For further information, see to our Financial Statements under IFRS, Note 16 – Intangible Assets.

Software

i. duration

Software is recognized when acquired by contractual rights or produced in house, with defined useful life of five years and amortized on a straight-line basis.

ii. events that may cause the loss of rights to such assets

Non-renewal of the related license/ contract within deadline or possible litigation.

iii. possible consequences of the Issuer’s loss of such rights

Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations and/or other contingency measures.

Domains

These are the domains considered the most relevant for the activities of the Issuer and its subsidiaries

i. duration

Domain name and duration

Domain names	Duration
itau	2 years
itau.com	2 years
itau.com.br	2 years
itaucard.com.br	2 years
itaucustodia.com.br	2 years
itaupersonnalite.com.br	2 years
itauri.com.br	2 years
itau-unibanco.com.br	2 years

ii. events that may cause the loss of rights to such assets

Non-renewal within the deadline or possible litigation

iii. possible consequences of the Issuer’s loss of such rights

The domain may be acquired by another party, either an individual or a legal entity; damage to the company image and possible financial losses in relation to competitors and clients.

Trademarks

The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. The relevant brands for the activities of the Issuer and its subsidiaries are “ITAÚ”, “ITAÚ PERSONNALITÉ”, “UNICLASS”, “ITAÚ BBA”, “ITAUCARD”, “HIPERCARD”, “UNIBANCO”, “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD”, “REDE”, and “CREDICARD”.

i. duration

In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (local acronym INPI), and its exclusive nationwide use is assured to the proper owner. This trademark registration is valid for ten (10) years, from the date it is granted by INPI, and may be extended for equal successive periods.

The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered.

ii. events that may cause the loss of rights to such assets

In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon: (i) the expiration of its term without due extension; (ii) a waiver by the trademark’s owner, and (iii) forfeiture.

There is also the possibility of declaration of nullity for a trademark registration already granted, by means of a judicial proceeding before the body responsible for trademark registration or of litigation.

iii. possible consequences of the Issuer’s loss of such rights

In the event that the Issuer and/or its subsidiaries loses the rights to all or any of the trademarks listed above, they should use other trademark(s) in their activities and they would be no longer able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In case the Issuer and/or its subsidiaries do not prove to be the holders of the trademarks they use, they may be subject to litigation due to violation of third parties’ rights due to misuse of trademarks.

Patents

The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard for typing security password or PIN (personal identification number) of users. In Brazil, there are one patent application for a method to identify passwords to access an institution and patent applications for a method to generate a virtual keyboard for typing security password or PIN of users, and for a user device and a system to submit financial operation information.

i. duration

In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered.

ii. events that may cause the loss of rights to such assets

Events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent registration applications may be rejected by INPI as provided for by Law No. 9,279/96.

A patent registration terminates upon: (i) the expiration of its terms; (ii) a waiver by the patent’s owner, without prejudice to the right of third parties; (iii) lack of payment of annual retribution; and (iv) forfeiture.

Additionally, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or by way of a lawsuit.

iii. possible consequences of the Issuer’s loss of such rights

Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)

Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99,99
				Market value
12/31/2017	-20.4741330	0.000000	837,173,772.21	Book value	12/31/2017	2,192,295,208.80
12/31/2016	-51.1593730	0.000000	1,607,470,803.21
12/31/2015	-0.1281640	0.000000	856,453,350.52
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service bank with commercial portfolio	100,00
				Market value
12/31/2017	14.508141	0.000000	83,051,000.00	Book value	12/31/2017	1,323,849,569.12
12/31/2016	-11.130002	0.000000	81,625,000.00
12/31/2015	44.028819	0.000000	178,074,000.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	99.99
				Market value
12/31/2017	13.083011	0.000000	1,363,951,650.00	Book value	12/31/2017	8,495,880,978.04
12/31/2016	189.018902	0.000000	749,383,239.57
12/31/2015	-0.173682	0.000000	2,927,000,564.92
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

BICSA Holdings LTD	08.993.702/0001-25	-	Subsidiary	Cayman Islands		George Town	Holding company of non-financial institutions	99.99
				Market value
12/31/2017	3.710670	0.000000	-	Book value	12/31/2017	1,764,021,950.80
12/31/2016	-15.952851	0.000000	-
12/31/2015	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú Administração Previdenciária Ltda.	03.526.540/0001-00	-	Subsidiary	Brazil	SP	São Paulo	Activities of pension plan management	0.00
				Market value
12/31/2017	20.780140	0.000000	-	Book value	12/31/2017	426.68
12/31/2016	23.616068	0.000000	-
12/31/2015	-74.561833	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú BBA Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100,00
				Market value
12/31/2017	15.090255	0.000000	2,648,548.55	Book value	12/31/2017	2,069,783,906.56
12/31/2016	16.872840	0.000000	1,864,026.21
12/31/2015	-12.563515	0.000000	643,593.96
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	99.99
				Market value
12/31/2017	-12.916237	0.000000	448,664,989.43	Book value	12/31/2017	1,187,931,250.48
12/31/2016	224.036462	0.000000	190,000,000.00
12/31/2015	-66.862176	0.000000	263,246,352.28
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú Corpbanca	12.262.596/0001-87	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	22.45
				Market value
12/31/2017	4.545191	0.000000	653,031.93	Book value	12/31/2017	3,941,264,082.38
12/31/2016	0.000000	0.000000	-
12/31/2015	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as defined by law.	0.00
				Market value
12/31/2017	5.115515	0.000000	1,678.11	Book value	12/31/2017	13,180.55
12/31/2016	-4.047288	0.000000	4,240.99
12/31/2015	-17.009539	0.000000	7,819.38
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	100.00
				Market value
12/31/2017	-11.208180	0.000000	24,963,266,660.27	Book value	12/31/2017	61,489,235,752.50
12/31/2016	23.908085	0.000000	4,058,828,887.03
12/31/2015	13.212524	0.000000	1,725,572,857.61
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

ITB Holding Brasil Participações Ltda	04.274.016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non-financial institutions	0.00
				Market value
12/31/2017	0.000000	0.000000	-	Book value	12/31/2017	95.03
12/31/2016	92.329488	0.000000	1,202,991,085.39
12/31/2015	46.053798	0.000000	3.60
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value
12/31/2017	16.853777	0.000000	69,386,500.00	Book value	12/31/2017	268,849,216.61
12/31/2016	-33.064185	0.000000	158,203,200.00
12/31/2015	48.569673	0.000000	67,772,500.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Topaz Holding Ltd	N/A	-	Subsidiary	Cayman Islands		Grand Cayman	Holding company of non-financial institutions	0.00
				Market value
12/31/2017	4.035319	0.000000	-	Book value	12/31/2017	252.14
12/31/2016	-23.783767	0.000000	-
12/31/2015	37.088291	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

9.2. Supply other information that the issuer may deem relevant

Additional Information on item 9.1c

Information disclosed in item 9.1c is stated in accordance with BRGAAP.

ITEM 10 COMMENTS OF EXECUTIVE OFFICERS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

Domestic Scenario

In the domestic scenario, GDP rebounded in 1Q17 and grew 1.0% in 2017. Unemployment dropped 11.8% in December 2017 from 12.0% in December 2016. The primary deficit was 1.7% of GDP in 2017 while in 2016 it was 2.5% of GDP.

According to latest BACEN data, total financial system lending in 2017 remained stable compared to 2016. The stock of credit dropped to 3.5% in December in real terms, compared to a 9.2% drop in 2016. The credit stock-to-GDP ratio decreased in the past 12 months from 49.6% to 47.1% in December 2017. The system default dropped to 3.3% from 3.7% also compared to December 2016.

The current account deficit continued to fall due to weak economic activity. The deficit in external accounts dropped to 0.5% of GDP in 2017 from 1.3% of GDP in 2016. The inflation rate for 2017 was 2.9%. In October 2016, the Central Bank initiated a cycle of cuts of its policy rate, and since then the Selic rate dropped from 14.25% to the current 6.75%.

The U.S. dollar closed 2017 at R$3.31, slightly above the R$3.26 recorded in December 2016. Brazil’s international reserves amount approximately to US$382 billion.

Latin America Scenario (ex-Brazil)

The external financial conditions were advantageous in 2017 for Latin America, within a recovery scenario of the global economy, higher commodity prices, and lower interest in the developed economies. Most currencies in the region appreciated throughout 2017, thus contributing to keeping inflation low and, as a result, allowing for an easement of the monetary policy. Some countries, however, still face a challenging inflationary trend (Argentina and Mexico) and the central banks of both countries proceeded with a tighter monetary policy.

Despite the more positive external environment, the recovery of economic activity is still weak in the region (except for Argentina, which post expressive growth despite the higher interest rates). Mexico faces uncertainties about the United States trade policy and investments are dropping. We expect that the economic recovery 2018 spread across the region in 2018.

International Scenario

The U.S. labor market continued to grow strong in 2017. About 2.1 million jobs were created and unemployment rate dropped to 4.1% in December 2017 from 4.7% in December 2016. This improvement came along with the 2.3% growth in GDP in 2017.

For comparison purposes, GDP increased 2.5% in the Euro zone and in 6.9% China, both higher than in the previous year. Japan’s GDP increased 1.7% compared to the first three quarters of 2017. This widespread global growth environment continues to favor emerging, commodity-exporting economies, including Latin America countries.

The financial information contained in this item 10 (Executive Officers’ Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), applicable to our operations and business.

Asset Highlights

On December 31, 2017, Itaú Unibanco’s assets totaled R$1,434,969 million and stockholders’ equity was R$148,006 million, compared to R$1,353,241 million and R$134,814 million, respectively, in 2016. At the end of 2017, the Prudential Conglomerate BIS ratio was 18.8%.

The table below shows the volume of loan operations classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

	Year ended December 31
	2017	2016	2015	2017 X 2016	2016 X 2015
	(In millions of R$)
Loans to individuals	190,153	183,147	187,220	3.8%	-2.2%
Credit card	66,650	59,022	58,542	12.9%	0.8%
Personal loans	25,193	25,813	28,396	-2.4%	-9.1%
Payroll loans	44,419	44,636	45,434	-0.5%	-1.8%
Vehicles	14,083	15,434	20,058	-8.8%	-23.1%
Real estate loans	39,808	38,242	34,790	4.1%	9.9%
Loans to companies	167,070	180,689	218,565	-7.5%	-17.3%
Large companies	107,617	121,754	152,527	-11.6%	-20.2%
Very small, small and middle market	59,453	58,935	66,038	0.9%	-10.8%
Latin America	136,144	126,530	68,463	7.6%	84.8%
Total loan, lease and other credit operations (including endorsements and sureties)	493,367	490,366	474,248	0.6%	3.4%

Since 2011, we prioritize the mitigation of the credit risk of our loan portfolio. Consequently, our real estate loan portfolio grew quicker, while the large companies and vehicles portfolios decreased. Our real estate loan portfolio followed the market trend and we kept a conservative approach regarding collaterals. The portfolio’s loan-to-value ratio – lent amount to underlying collateral – was 54.7% in the fourth quarter of 2017.

On December 31, 2017, our loan portfolio totaled R$493,367 million, a 0.6% increase from the same period of the previous year.

Our loan portfolio for individuals totaled R$190,153 million on December 31, 2017. The volume of loan operations to individuals increased 3.8% compared to December 31, 2016 mainly due to the increase in the credit card and real estate loan portfolios, which were partially offset by the decrease in personal loans, vehicle financing, and payroll loans. The vehicles portfolio dropped 8.8% on December 31, 2017 compared to December 31, 2016 as a result of the lower demand and our increased lending requirements for this segment during the period, with higher down payments and shorter lending periods.

Our loans to companies portfolio dropped 7.5%, totaling R$167,070 million on December 31, 2017. This decrease is mainly due to the deleveraging of companies in Brazil and a moderate credit demand, especially from large companies, which are seeking alternatives in the capital market, resulting a contraction of this portfolio. On December 31, 2017, the large companies portfolio totaled R$107,617 million and the very small, small and middle market portfolio totaled R$59,453 million.

In Latin America, on December 31, 2017 our loan portfolio increased 7.6% from the same period of the previous year due to the impact of changes in foreign exchange rates and the organic growth of our operations in the countries where we operate. Total loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) were R$136,144 million.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 183% on December 31, 2017.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16,398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without endorsements and sureties. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, an increase of 80 basis points compared to December 31, 2016. On December 31, 2017, the default rate over 90 days of the renegotiated loan portfolio was 16.5%, a decrease of 430 basis points compared to December 31, 2016.

The default rate (loan operations overdue for over 90 days) was 3.1% on December 31, 2017, accounting for a decrease of 30 basis points compared to December 31, 2016.

On December 31, 2017, the balance of allowance for loan and lease losses totaled R$27,895 million.

On December 31, 2017, the ratio of the balance of allowance for loan and lease losses and our loan portfolio reached 5.7%, an increase of 20 basis points from December 31, 2016.

We will address the main corporate events occurred in the period in item 10.3b.

2016

On December 31, 2016, our loan portfolio totaled R$490,366 million, a 3.4% increase from the same period of the previous year.

On December 31, 2016, the loans to individuals operations totaled R$183,147 million, a decrease of 2.2% from December 31, 2015. This decrease is mainly due to the 23.1% decrease in vehicle financing as a result of the continual enforcement of stricter lending requirements, which led to an increase of the down payments required and the shorter lending periods, partially offset by the increases of (i) 9.9% in real estate loans, which reached R$38,242 million, mainly due to our focus on portfolios with lower default ratios; and (ii) 0.8% in credit card loans, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market.

On December 31, 2016, the loans to companies operations, which include transactions with small and middle market and large companies, totaled R$180,689 million, a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans to small and middle market companies totaled R$58,935 million on December 31, 2016, a 10.8% decrease compared to December 31, 2015. Loans to large companies totaled R$121,754 million on December 31, 2016, a 20.2% decrease compared to December 31, 2015.

The balance of loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) was R$126,530 million on December 31, 2016, an 84.8% increase compared to R$68,463 million on December 31, 2015, mainly resulting from the merger of our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, which was a major step in our internationalization process.

The 90-day coverage ratio (defined as the total allowance for loan losses, corresponding to a percentage of loans in our portfolio, which are overdue for 90 days or more) was 160% on December 31, 2016.

Our portfolio of loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$16,398 million on December 31, 2016 and R$14,932 million on December 31, 2015, accounting for, respectively, 3.3% and 3.1% of our total loan portfolio. On December 31, 2016, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 49.5%, an increase of 680 basis points compared to December 31, 2015. On December 31, 2016, the default rate over 90 days of the renegotiated loan portfolio was 20.8%, an increase of 260 basis points compared to December 31, 2015.

The default rate (loan operations overdue for over 90 days) was 3.4% on December 31, 2016, accounting for a decrease of 10 basis points compared to December 31, 2015.

On December 31, 2016, the balance of allowance for loan and lease losses totaled R$26,972 million.

On December 31, 2016, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 5.5%, a decrease of 20 basis points from December 31, 2015.

b) Capital structure

On December 31, 2017, capital stock comprised 6,550,514,438 (6,582,307,543 on 12/31/2016) book-entry shares, without par value, of which 3,319,951,112 (3,351,744,217 on 12/31/2016) were common and 3,230,563,326 (3,230,563,326 on 12/31/2016) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on 12/31/2016), of which R$65,482 million (R$65,534 million on 12/31/2016) is held by stockholders domiciled in the country and R$31,666 million (R$31,614 million on 12/31/2016) is held by stockholders domiciled abroad.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

R$ million	12/31/2017	% of Total liabilities and stockholders' equity	12/31/2016	% of Total liabilities and stockholders' equity	12/31/2015	% of Total liabilities and stockholders' equity
Stockholders' equity (1)	148,006	10.3%	134,814	10.0%	114,059	8.9%
Third parties’ capital (2)	1,286,963	89.7%	1,218,427	90.0%	1,162,356	91.1%
Total equity	1,434,969	100.0%	1,353,241	100.0%	1,276,415	100.0%

(1) Includes minority interest in subsidiaries.

(2) Total liabilities excluding stockholders' equity

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non-compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The table below presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

	Undiscounted future flows except for derivatives*														In R$ Million
Financial Assets (1)	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Cash and deposits on demand	18,749	18,542	18,544	-	-	-	-	-	-	-	-	-	18,749	18,542	18,544

Interbank investments	93,218	219,066	229,295	173,663	58,275	40,016	673	1,171	696	508	292	239	268,062	278,804	270,246
Securities purchased under agreements to resell - Funded position (2)	38,833	77,452	72,091	-	-	-	-	-	-	-	-	-	38,833	77,452	72,091
Securities purchased under agreements to resell - Financed position	31,238	128,303	133,315	167,061	49,749	33,742	-	-	-	-	-	-	198,299	178,052	167,057
Interbank deposits (4)	23,147	13,311	23,889	6,602	8,526	6,274	673	1,171	696	508	292	239	30,930	23,300	31,098

Securities	110,667	82,163	71,124	24,960	16,757	15,485	16,717	12,415	11,017	76,923	74,479	78,774	229,267	185,814	176,400
Government securities - available	103,447	75,310	65,965	152	20	-	232	40	-	5,052	6,088	-	108,883	81,458	65,965
Government securities - subject to repurchase commitments	203	556	68	15,677	4,732	2,675	9,107	5,990	712	19,270	14,808	6,866	44,257	26,086	10,321
Private securities - available	7,007	6,297	5,091	8,577	11,728	12,681	5,541	5,424	10,305	45,885	47,866	71,908	67,010	71,315	99,985
Private securities - subject to repurchase commitments	10	-	-	554	277	129	1,837	961	-	6,716	5,717	-	9,117	6,955	129

Derivative financial instruments	7,978	5,815	5,955	5,363	8,296	7,685	2,756	3,159	3,430	6,746	6,961	6,289	22,843	24,231	23,359
Gross Position	-	-	-	-	-	1	-	-	-	-	-	20	-	-	21
Swap de Moeda (Cross Currency Swap Deli^rable) - Asset position	-	-	-	-	-	852	-	-	-	-	-	975	-	-	1,827
Swap de Moeda (Cross Currency Swap Deliverable) - Liability position	-	-	-	-	-	(851)	-	-	-	-	-	(955)	-	-	(1,806)
Net position	7,978	5,815	5,955	5,363	8,296	7,684	2,756	3,159	3,430	6,746	6,961	6,269	22,843	24,231	23,338
Swaps	189	828	666	1,258	1,967	2,140	1,661	1,497	1,935	6,082	6,250	4,406	9,190	10,542	9,147
Option	430	354	2,413	1,748	2,881	2,000	865	1,397	692	294	160	478	3,337	4,792	5,583
Forward operations (onshore)	6,529	3,947	1,204	382	1,024	1,961	-	-	1	-	-	-	6,911	4,971	3,166
Other derivative financial instruments	830	686	1,672	1,975	2,424	1,583	230	265	802	370	551	1,385	3,405	3,926	5,442
Loan and lease operations portfolio(3)	57,505	61,602	63,263	152,660	176,002	171,813	71,107	81,224	86,118	201,881	211,908	187,619	483,153	530,736	508,813

Total financial assets	288,117	387,188	388,181	356,646	259,330	234,999	91,253	97,969	101,261	286,058	293,640	272,921	1,022,074	1,038,127	997,362

(1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 98,837(R$ 85,700 at 12/31/2016 and R$ 66.556 at 12/31/2015), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 3,664 (R$ 4,329 at 12/31/2016 and R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil

(3) Net of payment to merchants of R$ 53,687 (R$ 43,837 at 12/31/2016 and R$ 38,978 at 12/31/2015 ) and the amount of liabilities from transactions related to credit assignments R$ 4,931 (R$ 5,711 at 12/31/2016 and R$ 5.495 at 12/31/2015).

(4) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries

* The table Financial Assets - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

	Undiscounted future flows except for derivatives*												In R$ million
Financial Liabilities	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015

Deposits	222,782	201,167	190,890	61,672	44,545	45,133	16,500	13,106	8,331	152,961	107,055	64,843	453,915	365,873	309,197
Demand deposits	68,973	61,133	61,092	-	-	-	-	-	-	-	-	-	68,973	61,133	61,092
Savngs deposits	119,980	108,250	111,319	-	-	-	-	-	-	-	-	-	119,980	108,250	111,319
Time deposit	33,114	30,295	13,873	60,272	41,971	34,660	16,445	13,088	8,326	152,903	107,033	64,819	262,734	192,387	121,678
Interbank deposits	712	1,489	4,606	1,400	2,574	10,473	55	18	5	58	22	24	2,225	4,103	15,108

Compulsory deposits	(40,538)	(42,314)	(40,807)	(18,197)	(13,885)	(9,021)	(4,644)	(3,985)	(2,043)	(35,458)	(25,516)	(14,685)	(98,837)	(85,700)	(66,556)
Demand deposits	(4,790)	(8,092)	(10,224)	-	-	-	-	-	-	-	-	-	(4,790)	(8,092)	(10,224)
Savings deposits	(26,008)	(24,791)	(26,838)	-	-	-	-	-	-	-	-	-	(26,008)	(24,791)	(26,838)
Time deposit	(9,740)	(9,431)	(3,745)	(18,197)	(13,885)	(9,021)	(4,644)	(3,985)	(2,043)	(35,458)	(25,516)	(14,685)	(68,039)	(52,817)	(29,494)

Securities sold under repurchase agreements (1)	232,970	209,521	167,363	35,234	59,771	39,464	30,404	42,410	63,773	39,444	87,069	111,189	338,052	398,771	381,789

Funds from acceptances and issuance of securities (2)	7,093	3,003	4,188	43,463	35,659	24,186	21,325	28,974	19,178	52,837	36,858	40,612	124,718	104,494	88,164

Borrowings and onlending (3)	3,975	5,077	5,902	37,132	46,527	58,159	9,839	11,000	24,116	19,807	20,943	25,672	70,753	83,547	113,849

Subordinated debt (4)	1,061	271	4,775	13,402	13,501	10,115	2,054	16,621	13,764	49,454	41,043	56,006	65,971	71,436	84,660

Derivative financial instruments	7,596	5,294	3,765	5,816	5,516	8,537	4,877	3,726	4,104	8,457	10,162	11,269	26,746	24,698	27,675
Net position	7,596	5,294	3,764	5,816	5,516	8,526	4,877	3,726	4,104	8,457	10,162	11,265	26,746	24,698	27,659
Swaps	65	461	783	2,364	1,702	3,368	3,747	2,352	2,618	7,516	8,706	9,562	13,692	13,221	16,331
Option	332	837	1,460	1,299	1,888	3,025	889	1,116	805	273	711	493	2,793	4,552	5,783
Forward operations (onshore)	6,272	3,530	828	-	-	5	-	-	-	-	-	-	6,272	3,530	833
Other derivative financial instruments	927	466	693	2,153	1,926	2,128	241	258	681	668	745	1,210	3,989	3,395	4,712

Total financial liabilities	434,939	382,019	336,076	178,522	191,634	176,573	80,355	111,852	131,223	287,502	277,614	294,906	981,318	963,119	938,778

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

d) Sources of financing used for working capital and investments in non-current assets used

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2017, 2016 and 2015:

	Year ended December 31
	2017		2016		2015
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
	(In millions of R$, except for percentages)
Interest-bearing liabilities	1,016,569	82.7%	969,461	81.9%	875,904	81.2%
Interest-bearing deposits	287,398	23.4%	244,121	20.6%	236,314	21.9%
Savings deposits	110,411	9.0%	106,838	9.0%	114,500	10.6%
Interbank deposits	3,282	0.3%	7,304	0.6%	19,633	1.8%
Time deposits	173,705	14.1%	129,979	11.0%	102,182	9.5%
Deposits received under repurchase agreements	328,721	26.7%	339,416	28.7%	297,509	27.6%
Funds from interbank and institutional markets	229,179	18.6%	240,563	20.4%	219,463	20.3%
Funds from interbank markets	133,894	10.9%	144,968	12.2%	134,637	12.5%
Funds from institutional markets	95,284	7.8%	95,595	8.1%	84,826	7.9%
Technical provisions for insurance, pension plan and capitalization	171,024	13.9%	144,387	12.2%	121,856	11.3%
Other liabilities - Subordinated debt	248	0.0%	974	0.1%	761	0.1%
Non-Interest bearing liabilities	212,633	17.3%	214,024	18.1%	203,377	18.8%
Non-interest bearing deposits	61,844	5.0%	61,895	5.2%	54,148	5.0%
Derivatives	23,195	1.9%	29,752	2.5%	29,488	2.7%
Other non-interest liabilities	127,594	10.4%	122,377	10.3%	119,740	11.1%
Total liabilities	1,229,203	100%	1,183,485	100%	1,079,281	100%

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2017, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding in the Consolidated on December 31, 2017, 2016 and 2015.

	2017		2016		2015
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	402,938	42.7	329,414	36.3	292,610	33.2
Demand deposits	68,973	7.3	61,133	6.7	61,092	6.9
Saving deposits	119,980	12.8	108,250	12.0	111,319	12.6
Time deposits	211,800	22.4	156,274	17.2	105,250	12.0
Interbank deposits	2,182	0.2	3,757	0.4	14,949	1.7
Other	3	0,0	-	0,0	-	0,0
Securities sold under repurchase agreements	312,634	33.1	349,164	38.2	336,643	38.3
Interbank market debt	129,616	13.8	135,483	14.9	156,886	17.8
Mortgage notes	-	-	-	-	139	-
Real estate credit bills	18,525	2.0	19,179	2.1	14,452	1.6
Agribusiness credit bills	15,101	1.6	15,442	1.7	13,775	1.6
Financial credit bills	27,691	3.0	19,566	2.2	18,496	2.1
Import and export financing	39,089	4.1	45,633	5.0	65,566	7.5
On lending-domestic	24,181	2.6	29,828	3.3	38,804	4.4
Liabilities from transactions related to credit assignments	5,029	0.5	5,835	0.6	5,654	0.6
Institucional market debt	98,482	10.4	96,239	10.6	93,918	10.7
Subordinated debt	52,696	5.5	57,420	6.3	65,785	7.5
Foreign borrowings through securities	41,400	4.4	33,583	3.7	24,188	2.7
Structured Operations Certificates	4,386	0.5	5,236	0.6	3,945	0.4
Total	943,670	100.0	910,300	100.0	880,057	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2017, 2016 and 2015:

In millions of R$

	As of December 31,			2017 Average
	2017	2016	2015	Balance (1)

Cash and Deposits on Demand	18,749	18,542	18,544	19,861

Funded Positions of Securities Purchased under Agreements to Res	38,833	77,452	72,091	53,700

Unencumbered Government Securities	106,738	78,633	65,965	96,439

Operational Reserve	164,320	174,627	156,600	170,069

(1)	Average calculated based on interim financial statements.

(2)	Net of R$ 3,664 (R$ 4,329 at 12/31/2016 and R$ 9,461 at 12/31/2015) w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

In compliance with BACEN Circular Letter 3,775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to monthly report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel. LCR is a ratio that refers to free and highly liquid assets and net cash outflows over a 30-day period. The summarized calculation of the ratio is presented in the table below. In 2017, the index minimum requirement is 80%.

Information on the Liquidity Coverage Ratio (LCR)	4rd quarter 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,090
Total potential cash outflows (3)	98,356
Liquidity Coverage Ratio (%)	190,2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from Wholesale. Total client funds reached R$622.1 billion (R$612.7 billion on 12/31/2016 and R$586.2 billion on 12/31/15), especially time deposits. A significant portion of these funds - 36.6% of total, or R$227.5 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of the major items - demand deposits and savings deposits - is relatively consistent: the aggregate of their balances grows over time and there is a surplus of cash inflows over cash outflows when comparing the monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds.

R$ million

	12/31/2017			12/31/2016			12/31/2015
Funding from clients	0-30 dias	Total	%	0-30 dias	Total	%	0-30 dias	Total	%
Deposits	216,842	402,938		201,113	329,414		190,352	292,610
Demand deposits	68,973	68,973	11.1	61,133	61,133	10.0	61,092	61,092	10.4
Saving deposits	119,980	119,980	19.3	108,250	108,250	17.7	111,319	111,319	19.0
Time deposits	27,798	211,800	34.0	30,554	156,274	25.5	13,465	105,250	18.0
Other	91	2,185	0.4	1,176	3,757	0.6	4,476	14,949	2.6
Fund from acceptances and issurance of securities (1)	6,820	107,581	17.3	3,091	93,711	15.3	4,128	75,590	12.9
Funds from own issue (2)	2,570	58,837	9.5	2,561	132,149	21.6	2,863	152,215	25.9
Subordinated Debt	1,315	52,696	8.5	628	57,420	9.4	4,722	65,785	11.2
Total	227,547	622,052	100.0	207,393	612,694	100.0	202,065	586,200	100.0

(1)       Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2)       Refer to deposits received under repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment will be obeyed: secured debts, unsecured debts, and subordinated debt eligible to make up the Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up the Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the remaining claims. Although there is no subordination among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up the Tier II of the Issuer’s Referential Equity in relation to the creditors with subordinated debt eligible to make up the Tier I of the Issuer’s Referential Equity.

Funding through the issuance of subordinated debt securities is shown as follows:

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2017

Subordinated financial bills - BRL
	42	2011	2018	IGPM + 7%	64
	30			IPCA + 7.53% to 7.7%	51
	6,373	2012	2018	108% to 113% of CDI	7,347
	461			IPCA + 4.4% to 6.58%	805
	3,782			100% of CDI + 1.01% to 1.32%	3,888
	112			9.95% to 11.95%	193
	2	2011	2019	109% to 109.7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	23
	100			IPCA + 4.7% to 6.3%	173
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	40
	6	2011	2021	109.25% to 110.5% of CDI	12
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,199
	20			IGPM + 4.63%	26
	13,269			Total	16,829

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,310
	1,000	2010	2021	5.75%	3,395
	730	2011	2021	5.75% to 6.20%	2,430
	550	2012	2021	6.20%	1,819
	2,600	2012	2022	5.50% to 5.65%	8,752
	1,851	2012	2023	5.13%	6,152
	7,721			Total	25,858

Total					42,687

On December 12, 2017, ITALJ UNIBANCO HOLDING issued perpetual subordinated notes/AT1, in the total amount of R$ 4.135. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approxmately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program”). The Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up the Tier I or Tier II of the Issuer’s Referential Equity (“Notes”) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars).

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any other material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction, where Itaú Unibanco Holding’s obligations under the scope of the senior Notes are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under the Brazilian law have effects analogous to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, where Itaú Unibanco Holding’s obligations are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) ; and (iii) any events that under the Brazilian law have effects analogous to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up the Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil determines either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil determines the extinction of Subordinated Notes, according to criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity set forth, as follows: (i) payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; (ii) suspension of the payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Default Events applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (Non-payment), even though its occurrence will not lead to the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction, where Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor) and insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects analogous to those described in item (ii).

On December 31, 2017, none of the previously described financial covenants was breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances”) have been completed in accordance with the Program:

(i)        First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii)        Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii)        Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv)        Reopening of Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v)        Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi)        Reopening of Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii)        Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii)        Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix)        Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x)        Eight Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(xi)        Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii)        Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Disposal of Assets and Shareholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions below:

(i)        the entity receiving these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer

(ii)        no event of default occurs by carrying out these transactions; and

(iii)        from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (18.8% based on the Prudential Conglomerate, of which 16.2% of Tier I and 2.6% of Tier II) to be appropriate, as it exceeds by 800 basis points the minimum required by the Central Bank of Brazil for 2017, equivalent to 10.75% (10.5% on 12/31/2016).

h) Significant changes in each item of the financial statements

						R$ millions
	31/12/2017%		31/12/2016%		31/12/2015	2017X2016	2016X2015
Assets
Cash and deposits on demand	18,749	1.3%	18,542	1.4%	18,544	1.1%	(0.0)%
Central Bank compulsory deposits	98,837	6.9%	85,700	6.3%	66,556	15.3%	28.8%
Interbank deposits	29,053	2.0%	22,692	1.7%	30,525	28.0%	(25.7)%
Securities purchased under agreements to resell	244,707	17.1%	265,051	19.6%	254,404	(7.7)%	4.2%
Financial assets held for trading	270,121	18.8%	204,648	15.1%	164,311	32.0%	24.5%
Pledged as collateral	30,585	2.1%	12,950	1.0%	11,008	136.2%	17.6%
Other	239,536	16.7%	191,698	14.2%	153,303	25.0%	25.0%
Financial assets designated at fair value through profit or loss	1,746	0.1%	1,191	0.1%	642	46.6%	85.5%
Derivatives	22,843	1.6%	24,231	1.8%	26,755	(5.7)%	(9.4)%
Available-for-sale financial assets	102,284	7.1%	88,277	6.5%	86,045	15.9%	2.6%
Pledged as collateral	33,671	2.3%	17,435	1.3%	16,706	93.1%	4.4%
Other	68,613	4.8%	70,842	5.2%	69,339	(3.1)%	2.2%
Held-to-maturity financial assets	36,560	2.5%	40,495	3.0%	42,185	(9.7)%	(4.0)%
Pledged as collateral	974	0.1%	11,778	0.9%	9,460	(91.7)%	24.5%
Other	35,586	2.5%	28,717	2.1%	32,725	23.9%	(12.2)%
Loan operations and lease operations portfolio, net	465,472	32.4%	463,394	34.2%	447,404	0.4%	3.6%
Loan operations and lease operations portfolio	493,367	34.4%	490,366	36.2%	474,248	0.6%	3.4%
(-) Allowance for loan and lease losses	(27,895)	-1.9%	(26,972)	-2.0%	(26,844)	3.4%	0.5%
Other financial assets	59,568	4.2%	53,917	4.0%	53,506	10.5%	0.8%
Investments in associates and joint ventures	5,171	0.4%	5,073	0.4%	4,399	1.9%	15.3%
Goodwill	10,716	0.7%	9,675	0.7%	2,057	10.8%	370.3%
Fixed assets, net	7,359	0.5%	8,042	0.6%	8,541	(8.5)%	(5.8)%
Intangible assets, net	8,667	0.6%	7,381	0.5%	6,295	17.4%	17.3%
Tax assets	41,927	2.9%	44,274	3.3%	52,149	(5.3)%	(15.1)%
Income tax and social contribution - current	2,336	0.2%	2,703	0.2%	2,088	(13.6)%	29.5%
Income tax and social contribution - deferred	33,547	2.3%	37,395	2.8%	47,453	(10.3)%	(21.2)%
Other	6,044	0.4%	4,176	0.3%	2,608	44.7%	60.1%
Assets held for sale	736	0.1%	631	0.0%	486	16.6%	29.8%
Other asstes	10,453	0.7%	10,027	0.7%	11,611	4.2%	(13.6)%
Total assets	1.434.969	100.0%	1,353,241	100.0%	1,276,415	6.0%	6.0%

	31/12/2017%		31/12/2016%		31/12/2015	2017X2016	2016X2015
Liabilities and stockholder’s equity
Deposits	402,938	28.1%	329,414	24.3%	292,610	22.3%	12.6%
Securities sold under repurchase agreements	312,634	21.8%	349,164	25.8%	336,643	(10.5)%	3.7%
Financial liabilities held for trading	465	0.0%	519	0.0%	412	(10.4)%	26.0%
Derivatives	26,746	1.9%	24,698	1.8%	31,071	8.3%	(20.5)%
Interbank market debt	129,616	9.0%	135,483	10.0%	156,886	(4.3)%	(13.6)%
Institutional market debt	98,482	6.9%	96,239	7.1%	93,918	2.3%	2.5%
Other financial liabilities	77,613	5.4%	71,832	5.3%	68,715	8.0%	4.5%
Reserves for insurance and private pensions	181,232	12.6%	154,076	11.4%	129,305	17.6%	19.2%
Liabilities for capitalization plans	3,301	0.2%	3,147	0.2%	3,044	4.9%	3.4%
Provisions	19,736	1.4%	20,909	1.5%	18,994	(5.6)%	10.1%
Tax liabilities	7,839	0.5%	5,836	0.4%	4,971	34.3%	17.4%
Income tax and social contribuition - current	3,175	0.2%	1,741	0.1%	2,364	82.4%	(26.4)%
Income tax and social contribuition - deferred	441	0.0%	643	0.0%	370	(31.4)%	73.8%
Other	4,223	0.3%	3,452	0.3%	2,237	22.3%	54.3%
Other liabilities	26,361	1.8%	27,110	2.0%	25,787	(2.8)%	5.1%
Total liabilities	1,286,963	89.7%	1,218,427	90.0%	1,162,356	5.6%	4.8%
Capital	97,148	6.8%	97,148	7.2%	85,148	0.0%	14.1%
Treasury Shares	(2,743)	-0.2%	(1,882)	-0.1%	(4,353)	45.7%	(56.8)%
Additional pain -in capital	1,930	0.1%	1,785	0.1%	1,733	8.1%	3.0%
Appropriated reserves	12,499	0.9%	3,443	0.3%	10,067	263.0%	(65.8)%
Unnaproprated reserves	28,365	2.0%	25,362	1.9%	20,947	11.8%	21.1%
Cumulative other comprehensive income	(2,359)	-0.2%	(3,274)	-0.2%	(1,290)	(27.9)%	153.8%
Total stockholders’equity attributed to the owners of the parent	134,840	9.4%	122,582	9.1%	112,252	10.0%	9.2%
Non-controlling interests	13,166	0.9%	12,232	0.9%	1,807	7.6%	576.9%
Total stockholders’	148,006	10.3%	134,814	10.0%	114,059	9.8%	18.2%
Total liabilities and stockholders’ equity	1,434,969	100.0%	1,353,241	100.0%	1,276,415	6.0%	6.0%

We present below the main changes in the balance sheet accounts on December 31, 2017, 2016 and 2015.

Total assets amounted to R$1,434,969 million at the end of 2017, a 6.0% increase from 2016, since in 2016 total assets of Itaú Unibanco amounted to R$1,353,241 million. From 2015 to 2016, there was a 6.0% increase since the balance in 2015 was R$1,276,415 million.

Since 2011, we prioritize the mitigation of the credit risk of our loan portfolio. Consequently, our real estate loan portfolio grew quicker, while the large companies and vehicles portfolios decreased. Our real estate loan portfolio followed the market trend and we kept a conservative approach regarding collaterals. The portfolio’s loan-to-value ratio - lent amount to underlying collateral - was 54.7% in the fourth quarter of 2017.

On December 31, 2017, our loan portfolio totaled R$493,367 million, a 0.6% increase from the same period of the previous year.

Our loan portfolio for individuals totaled R$190,153 million on December 31, 2017. Compared to December 31, 2016, the 3.8% increase in the volume of loan operations to individuals is mainly due to the increase in the credit card and real estate loan portfolios, which were partially offset by the decrease in personal loans, vehicle financing, and payroll loans. The vehicles portfolio dropped 8.8% on December 31, 2017 compared to December 31, 2016 as a result of the lower demand and our increased lending requirements for this segment during the period, with higher down payments and shorter repayment periods.

Our loans to companies portfolio dropped 7.5%, totaling R$167,070 million on December 31, 2017. This decrease is mainly due to the deleveraging of companies in Brazil and a moderate credit demand, especially from large companies, which are seeking alternatives in the capital market, resulting in a contraction of this portfolio. On December 31, 2017, the large companies portfolio totaled R$107,617 million and the very small, small and middle market portfolio totaled R$59,453 million.

In Latin America, our loan portfolio on December 31, 2017 increased 7.6% from the same period of the previous year due to the impact of changes in foreign exchange rates and the organic growth of our operations in the countries where we operate. Total loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) were R$136,144 million.

The funds from repayments from clients were invested in financial assets for trading totaling R$270,121 million, and available-for-sale financial assets totaling R$102,284 million, increases of 32.0% and 15.9%, from the same period of the previous year. As a result of the low growth of the loan portfolio and the lower funding needs, our lending rates were not competitive, which encouraged our clients to invest in other products, for example, investment funds and assets managed by our broker.

On December 31, 2016, our loan portfolio totaled R$490,366 million, a 3.4% increase compared to the same period of the previous year.

On December 31, 2016, the loans to individuals operations totaled R$183,147 million, a decrease of 2.2% compared to December 31, 2015. This decrease is mainly due to the 23.1% decrease in vehicle financing as a result of the continual enforcement of stricter lending requirements, which led to an increase of the down payments required and the shorter lending periods, partially offset by the increases of (i) 9.9% in real estate loans, which reached R$38,242 million, mainly due to our focus on portfolios with lower default ratios; and (ii) 0.8% in credit card loans since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market.

On December 31, 2016, the loans to companies operations, which include transactions with small and middle market and large companies, totaled R$180,689 million, a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans to small and middle market companies totaled R$58,935 million on December 31, 2016, a 10.8% decrease compared to December 31, 2015. Loans to large companies totaled R$121,754 million on December 31, 2016, a 20.2% decrease compared to December 31, 2015.

The balance of loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru, and Uruguay) was R$126,530 million on December 31, 2016, an 84.8% increase compared to December 31, 2015, including R$68,463 million mainly resulting from the merger of our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, which was a major step in our internationalization process.

In 2017, our main sources of funding are deposits in the amount of R$402,938 million, which include demand, savings, time and interbank deposits, and deposits received under repurchase agreements amounting to R$312,634 million. In 2017, total deposits reached R$402,938 million, a 22.3% increase compared to total deposits of R$329,414 million in 2016. In 2015, total deposits amounted to R$292,610 million. On December 31, 2017, 2016 and 2015, our time deposits accounted for 52.6%, 47.4% and 36.0%, respectively, of total deposits.

The growth of the balance of deposits on December 31, 2017 compared to the same period of the previous year was driven by time, savings, and demand deposits. The balance of deposits at the end of 2016 increased 12.6% compared to December 31, 2015, driven by the increase in time deposits, partially offset by the decreases in interbank and savings deposits.

Stockholders’ equity totaled R$148,006 million in 2017, compared to R$134,814 at the end of 2016 and R$114,059 million in 2015, increasing 9.8% in 2017 compared to 2016 and 18.2% in 2016 compared to 2015. These variations for 2017, 2016 and 2015 are basically due to the results for the periods.

10.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Highlights

In the year ended December 31, 2017, consolidated net income was R$24,268 million, with annualized return on average equity of 20.1%. On December 31, 2017, consolidated assets totaled R$1,434,969 million and consolidated stockholders’ equity was R$148,006 million, compared to R$1,353,241 million and R$134,814 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%.

In the year ended December 31, 2016, consolidated net income was R$23,582 million, with annualized return on average equity of 20.3%. On December 31, 2016, consolidated assets totaled R$1,353,241 million and consolidated stockholders’ equity was R$134,814 million, compared to R$1,276,415 million and R$114,059 million, respectively, on December 31, 2015. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%.

In the year ended December 31, 2015, consolidated net income amounted to R$26,156 million with annualized return on average equity of 24.8%. On December 31, 2015, consolidated assets totaled R$1,276,415 million and consolidated stockholders’ equity was R$114,059 million, compared to R$1,127,203 million and R$100,617 million, respectively, on December 31, 2014. On December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

Net income

The table below shows the main components of net income for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Banking Product	111,050	118,661	92,011	(6.4)%	29.0%
Interest and similar income	144,690	161,495	147,789	(10.4)%	9.3%
Interest and similar expense	(78,325)	(95,126)	(75,064)	(17.7)%	26.7%
Divdend income	301	288	98	4.5%	193.9%
Net gain(loss) on investment securities and derivatives	3,175	7,311	(11,862)	(56.6)%	(161.6)%
Foreign exchange results and exchange variations on transactions	(250)	5,513	(6,353)	(104.5)%	(186.8)%
Banking servce fees	34,448	31,918	29,452	7.9%	8.4%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,252	5,880	6,672	(10.7)%	(11.9)%
Other income	1,759	1,382	1,279	27.3%	8.1%
Losses on loans and claims	(18,240)	(22,122)	(21,335)	(17.5)%	3.7%
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	(14.9)%	(0.6)%
Recovery of loans written-off as a loss	3,698	3,742	4,779	(1.2)%	(21.7)%
Expenses for claims	(1,224)	(1,555)	(1,611)	(21.3)%	(3.5)%
Recovery of claims under reinsurance	32	70	14	(54.3)%	400.0%
Banking product net of losses on loan and claims	92,810	96,539	70,676	(3.9)%	36.6%
Other operating income (expenses)	(60,599)	(58,347)	(52,411)	3.9%	11.3%
General and administrative expenses	(54,118)	(50,904)	(47,626)	6.3%	6.9%
Tax expenses	(7,029)	(7,971)	(5,405)	(11.8)%	47.5%
Share of profit or (loss) in associates and joint venture	548	528	620	3.8%	(14.8)%
Income before income tax and social contribution	32,211	38,192	18,265	(15.7)%	109.1%
Current income tax and social contribution	(4,539)	(3,898)	(8,965)	16.4%	(56.5)%
Deferred income tax and social contribution	(3,404)	(10,712)	16,856	(68.2)%	(163.6)%
Net income	24,268	23,582	26,156	2.9%	(9.8)%
Net income attributable to owners of the parent company	23,903	23,263	25,740	2.8%	(9.6)%
Net income (loss) attributable to non-controlling interests	365	319	416	14.4%	-23.3%

In the years ended December 31, 2017, 2016 and 2015, net income was impacted by non-recurring revenue. Further details in item 10.3.

Income from financial operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Central Bank compulsory deposits	7,201	6,920	5,748	4.1%	20.4%
Interbank deposits	744	677	1,628	9.9%	-58.4%
Securities purchased under agreement to resell	25,712	34,162	27,572	-24.7%	23.9%
Financial assets held for trading	22,944	23,669	19,826	-3.1%	19.4%
Available-for-sale financial assets	8,886	11,160	8,979	-20.4%	24.3%
Held-to-maturity financial assets	2,896	3,788	3,758	-23.5%	0.8%
Loan and lease operations	75,584	80,118	79,392	-5.7%	0.9%
Other financial assets	723	1,001	886	-27.8%	13.0%
Total	144,690	161,495	147,789	-10.4%	9.3%

Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2017, there was a drop of average CDI to 9.9% in 2017 from 14.0% in 2016. The Brazilian real depreciated by 1.5% against the U.S. dollar in 2017, compared to a 16.5% appreciation in 2016.

In the year ended December 31, 2017, income from financial operations decreased 10.4% to R$144,690 million from R$161,495 million for the year ended December 31, 2016. This decrease in income from financial operations is mainly due to the decrease in interest on money market transactions, interest on available-for-sale financial assets, and interest on loan operations.

In the year ended December 31, 2017, income from money market transactions decreased 24.7% to R$25,712 million from R$34,162 million for the year ended December 31, 2016. This decrease in income from money market transactions is mainly due to the drop in average interest rates.

In the year ended December 31, 2017, income from available-for-sale financial assets decreased 20.4% to R$8,886 million from R$11,160 million for the year ended December 31, 2016. This decrease is mainly explained by the decrease in average rates, which more than offset the increase in average volume.

In the year ended December 31, 2017, income from loan operations decreased 5.7% to R$75,584 million from R$80,118 million for the year ended December 31, 2016. The decrease in interest on loan operations was driven mainly by the drop in average interest rates, the decrease in the average volume, and the new credit card regulation described below.

In January 2017, the CMN issued a new rule on the revolving credit to finance credit card bills that introduces certain terms and conditions, and limitations applicable to the extension of this type of financing. The regulation prescribes that the revolving credit to finance credit card bills can only be extended to clients by the due date of the next credit card bill. After this date, the lender must offer the client another type of financing, under terms and conditions more favorable than those currently offered in the credit card market. Additionally, credit card companies cannot offer this type of credit to clients who already contracted revolving credit to finance credit card bills and missed the payments on due date. The new regulation became effective in April 2017.

In the year ended December 31, 2017, income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million from R$6,920 million for the year ended December 31, 2016. On December 31, 2017, we recorded compulsory deposits of R$98,837 million compared to R$85,700 million on December 31, 2016. Of the total on December 31, 2017, R$94,047 million in 2017 and R$82,698 million in 2016 refers to interest bearing deposits. Thus, the increase in income was mainly due to the growth of the interest-earning balance.

Income from financial operations increased 9.3%, to R$161,495 million for the year ended December 31, 2016 from R$147,789 million for the year ended December 31, 2015, an increase of R$13,706 million. This increase was mainly due to a surge of interest on from money market investments, financial assets for trading, and available-for-sale securities. This increase is related to the growth of the average asset volume and the increase of the accumulated CDI rate, which increased from 13.3% in 2015 to 14% in 2016.

Income from compulsory deposits increased 20.4%, or R$1,172 million, to R$6,920 million for the year ended December 31, 2016 from R$5,748 million for the year ended December 31, 2015. On December 31, 2016, we recorded compulsory deposits of R$85,700 million compared to R$66,556 million on December 31, 2015. Of the total on December 31, 2016, R$82,698 million refers to interest-bearing deposits. This increase is due both to the growth of the interest-bearing balance and the higher Selic rate accumulated in the periods, which increased from 13.8% in the year ended December 31, 2015 to 14.0% in the year ended December 31, 2016.

Expenses on financial operations

The table below describes the main components of our expenses on financial operations in 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Deposits	(13,340)	(14,701)	(13,587)	(9.3)%	8.2%
Securities sold under repurchase agreements	(33,082)	(45,932)	(32,879)	(28.0)%	39.7%
Interbank market debt	(10,059)	(8,348)	(7,970)	20.5%	4.7%
Institutional market debt	(6,852)	(8,248)	(8,030)	(16.9)%	2.7%
Financial expense from technical servces for insurance and private pension	(14,918)	(17,790)	(12,556)	(16.1)%	41.7%
Other	(74)	(107)	(42)	(30.8)%	154.8%
Total	(78,325)	(95,126)	(75,064)	(17.7)%	26.7%

Expenses on financial operations decreased 17.7% to R$78,352 million in 2017 from R$95,126 million for the year ended December 31, 2016, mainly due to the lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both related mainly to the CDI rate drop in 2017. In the year ended December 31, 2017 the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,082 million from R$45,932 million for the year ended December 31, 2016.

We also recorded a decrease in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates was more significant than the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million for the year ended December 31, 2016.

In the year ended December 31, 2016, expenses on financial operations increased 26.7% to R$95,126 million from R$75,064 million for the year ended December 31, 2015, mainly due to the average volume growth and the CDI rate increase, which increased our interest expenses on deposits received under repurchase agreements and the insurance and pension plan technical provisions.

In the year ended December 31, 2016 the costs of deposits received under repurchase agreements recorded a 39.7% increase to R$45,932 million from R$32,879 million for the year ended December 31, 2015, mainly due to the increase in average interest rates and also the increase in average volume. In the year ended December 31, 2016, financial expenses on the insurance and pension plan technical provisions increased 41.7% to R$17,790 million from R$12,556 million for the year ended December 31, 2015 due to the higher average interest rates and the higher provisioned average volume.

Income from dividends

In the year ended December 31, 2017, income from dividends totaled R$301 million and R$288 million in the year ended December 31, 2016. This 4.5% increase was due to the higher dividend income paid by investments in unconsolidated companies such as BSF Holding S.A. and Porto Seguro Itaú Unibanco Participações S.A. In for the year ended December 31, 2015, dividends received totaled R$98 million.

Net gain (loss) on investments in securities and derivatives

In the year ended December 31, 2017, the net gain on investments in securities and derivatives totaled R$3,175 million, a decrease of 56.6% from the year ended December 31, 2016. This decrease was mainly due to the lower gain on available-for-sale financial assets and derivatives, mainly due to the drop in market rates and indices compared to December 31, 2016.

The net gain on investments in securities and derivatives in the year ended December 31, 2016 totaled R$7,311 million, a 161.6% increase from December 31, 2015. This growth was mainly due to our risk management strategy, particularly the strategy related to derivative instruments used to hedge our foreign investments.

Foreign exchange results and exchange variations on transactions

The total loss on foreign exchange results and exchange variations on transactions was R$250 million in 2017 versus a gain of R$5,513 million in 2016 and a loss of R$6,353 million in 2015. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 1.5% depreciation of the Brazilian real against the U.S. dollar in 2017, compared to a 16.5% appreciation in 2016. In 2015, the Brazilian real depreciated 47%.

Banking service fees

Banking service fees refers to the aggregate revenue earned on the provision of current account, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue earned on current account services, mainly due to the increase in the number of accountholders and the offer of unique products and services; (ii) revenue from credit card services due to the increase in the transacted amount, which in turn increased the interchange income and income from annual credit card fees; and (iii) fund management services due to the higher volume of managed funds and portfolios.

In 2016 the R$2,466 million increase in banking service fees was mainly driven by: (i) revenue earned on current account services, mainly due to the offer of unique products and services; (ii) revenue from credit card services due to the increase in revenue from equipment rentals and the higher revenues in 2016; and (iii) fund management services due to the higher volume of managed funds and portfolios. The growth of banking service fees is in line with our strategy to diversify our revenue sources and at the same time become less dependent on changes in lending income.

Result from insurance, pension plan and capitalization operations

Results from insurance, pension plans and capitalization operations before claims and selling expenses decreased R$628 million to R$5,252 million for the year ended December 31, 2017 from R$5,880 million for the year ended December 31, 2016. This decrease is mainly related to: (i) the early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused the changes in the insurance provisions to be higher than the increases in revenue from insurance premiums.

Results from insurance, pension plans and capitalization operations decreased R$792 million, to R$5,880 million for the year ended December 31, 2016 from R$6,672 million for the year ended December 31, 2015. This decrease was driven mainly by the early termination of the extended warranty agreement in the third quarter of 2014, as referred to in the previous paragraph.

Other income

In 2017, other income increased R$377 million from 2016 mainly as a result of the sale of IRB shares related to the book building procedure for the IRB’s secondary public offering announced to the market on July 28, 2017. In 2016, other income increased R$103 million from 2015 mainly due to the increase in gains on the sale of available-for-sale assets, fixed assets, and investments in associates and joint ventures.

Result of allowance for loan losses

The table below describes the main components of the result of allowance for loan losses in 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	(14.9)%	(0.6)%
Recovery of loans written-off as a loss	3,698	3,742	4,779	(1.2)%	(21.7)%
Result of allowance for loan losses	(17,048)	(20,637)	(19,738)	(17.4)%	4.6%

Expenses on allowance for loan losses

In the year ended December 31, 2017, expenses on allowance for loan losses decreased 14.9%, to R$20,746 million from R$24,379 million for the year ended 2016 mainly due to the decrease in expenses on allowance for loan losses to individuals and companies as a result of the decrease in the default rate. These decreases were partially offset by the increases in expenses on allowance for loan losses in the Latin America segment, mainly in Chile and Colombia, due to the increase in the default rates in these countries.

In the year ended December 31, 2016, expenses on allowance for loan losses remained virtually flat, with a 0.6% decrease to R$24,379 million from R$24,517 million for the year ended 2015. This stability was mainly due to the decrease in our expenses on allowance for loan losses to companies, which was offset by the increases in the allowance for loan losses in the Latin America segment, mainly due to the merger of Banco Itaú Chile with and into CorpBanca.

Recovery of loans written off as losses

Income from the recovery of loans written off as losses totaled R$3,698 for the year ended December 31, 2017, a decrease of 1.2% compared to the same period of the previous year. In for the year ended December 31, 2016, income from the recovery of loans written off as losses totaled R$3,742 million, a 21.7% decrease compared to the same period of the previous year, when this income totaled R$4,779 million. This decrease occurred in both the Retail segment and the Wholesale segment, mainly due to the challenging economic scenario.

Claim expenses

In 2017, claim expenses decreased R$331 million from the same period of the previous year. This decrease in claim expenses is related to: (i) the early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result claim expenses since this portfolio is in run-off; and (ii) the sale of our group life insurance portfolio distributed mainly by brokers beginning April 1, 2017. In 2016, claim expenses decreased R$56 million compared to the same period of the previous year.

Recovery of reinsurance claims

The recovery of reinsurance claims decreased R$38 million in 2017, to R$32 million, from R$70 million in 2016. In 2016, the recovery of reinsurance claims increased R$56 million, to R$70 million, from R$14 million in 2015.

General and administrative expenses

The table below describes the main components of our general and administrative expenses in 2017, 2016 and 2015.

	Year ended December 31			Variation
General and administrative expenses	2017	2016	2015	2017- 2016		2016 - 2015
	(In millions of R$, except for percentages)
Personnel expenses	(23,276)	(22,360)	(19,573)	(916)	4.1%	(2,787)	14.2%
Administrative expenses	(16,289)	(15,959)	(15,112)	(330)	2.1%	(847)	5.6%
Depreciation	(1,564)	(1,702)	(1,688)	138	(8.1)%	(14)	0.8%
Amortization	(1,470)	(1,292)	(910)	(178)	13.8%	(382)	42.0%
Insurance and acquisition expenses	(310)	(721)	(1,138)	411	(57.0)%	417	(36.6)%
Other expenses	(11,209)	(8,870)	(9,205)	(2,339)	26.4%	335	(3.6)%
Total	(54,118)	(50,904)	(47,626)	(3,214)	6.3%	(3,278)	6.9%

We kept a strict control on costs, which neutralized the potential increase in costs - arising from the operation growth, the increases in salaries and benefits resulting from the collective bargaining agreement, and the impact of inflation on our administrative costs - and generated efficiency gains.

General and administrative expenses increased R$3,214 million in 2017, or 6.3% compared to 2016. From December 31, 2016 to December 31, 2017, the number of employees increased 4.8% to 99,332, mainly due to: (i) the hiring of employees for the Retail Banking, related to our branch chain; and (ii) the acquisition of Citibank’s retail operations in Brazil on October 31, 2017. Additionally, REDE reinforced its sales team to increase the sales force reach and improve the quality of its services. In 2016, general and administrative expenses increased R$3,278 million, or 6.9% compared to 2015.

In 2017, we posted an increase of R$916 million in personnel expenses from 2016, mainly related to the impact of the collective bargaining agreement negotiation and the higher number of employees. In 2016, the R$2,787 million increase in personnel expenses compared to 2015 was mainly driven by the increase in compensation, social benefits, and labor provisions. Additionally, we increased the number of employees in Latin America as a result of the merger of Banco Itaú Chile and CorpBanca, which was also a drive of the increase in 2016 compared to 2015. The collective bargaining agreement reached in the third quarter of 2016 increased compensation by 8.0% beginning September 2016 and provided for the payment of an allowance to employees that affects the 2016-to-2015 comparison.

In 2017, general and administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to the increase in costs relating to data processing, telecommunications, advertising, promotions, and publicity, consisting mainly of media campaigns. The increase in these expenses was due to the organic growth of our operations and the impact of inflation on most of our contracts and costs in 2017. In 2016, administrative expenses increased R$847 million, or 5.6% compared to 2015, mainly due to increases in costs relating to outsourced services, financial services, facilities, and rentals.

In 2017, other expenses increased R$2,339 million, or 26.4%, mainly due to the increase in expenses relating to credit cards and expenses relating to Citibank integration. In 2016, other expenses decreased R$335 million, or 3.6% compared to 2015, mainly in civil provisions.

Tax expenses

In the year ended December 31, 2017, our tax expenses (ISS, PIS, COFINS, and other tax expenses) decreased 11.8%, to R$7,029 million from R$7,971 million for the year ended December 31, 2016. This decrease was due to the decrease in taxable revenue.

Our tax expenses increased 47.5%, to R$7,971 million in 2016 from R$5,405 million for the year ended December 31, 2015. This increase was mainly due to the growth of our revenue subject to PIS and COFINS (taxes on revenue) in the period.

Equity in the earnings of associates and jointly controlled entities

In the year ended December 31, 2017, our equity in the earnings of associates and jointly controlled entities increased 3.8%, to R$548 million from R$528 million in 2016. The R$20 million increase was mainly due to the higher equity in the earnings of Porto Seguro Itaú Unibanco Participações S.A. and IRB-Brasil Resseguros S.A., offset by the decrease in equity in the earnings of BSF Holding S.A.

Our equity in the earnings of associates and jointly controlled entities decreased 14.8%, to R$528 million in 2016 from R$620 million for the year ended December 31, 2015. The R$92 million decrease was mainly due to the lower equity in the earnings of Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Income before income tax and social contribution

In the year ended December 31, 2017, our income before income tax and social contribution decreased 15.7%, to R$32,211 million from R$38,192 million in 2016.

Our income before income tax and social contribution increased 109.1% in the year ended December 31, 2017, to R$38,192 million from R$18,265 million in 2015.

Income tax and social Contribution

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31
	2017	2016	2015	Variation	Variation
	(In millions of R$)			2017 - 2016	2016 - 2015
Income before income tax and social contribution	32,211	38,192	18,265	-15.7%	109.1%
Charges (income tax and social contribution) at the rates in effect ( Note 2.4 k)	(14,495)	(17,187)	(7,611)	-15.7%	125.8%

Increase/ decrease in income tax and social contribution charges arising from:
Share of profit or(loss) of associates and joint ventures net	169	165	176	2.4%	-6.3%
Foreign exchange variation on investments abroad	397	(4,313)	8,329	-109.2%	-151.8%
Interest on capital	3,873	3,617	2,585	7.1%	39.9%
Corporate reorganizations (Note 2.4 a III)	628	628	631	0.0%	-0.5%
Divdends and interest on external debt bonds	420	365	271	15.1%	34.7%
Other nondeductible expenses net of non taxable income (*)	4,469	12,827	(13,346)	-65.2%	-196.1%
Income tax and social contribution expenses	(4,539)	(3,898)	(8,965)	16.4%	-56.5%
Related to temporary differences
Increase (reversal) for the period	(3,474)	(10,774)	13,006	-67.8%	-182.8%
Increase (reversal) of prior periods	70	62	(71)	12.9%	-187.3%
Increase in the social contribution tax rate (Note 27b III)	–	–	3,921	–	-100.0%
(Expenses)/Income related to deferred taxes	(3,404)	(10,712)	16,856	-68.2%	-163.6%
Total income tax and social contribution expenses	(7,943)	(14,610)	7,891	-45.6%	-285.1%

(*) Includes temporary (additions) and exclusion

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the statement of income but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our statement of income. These items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2017, income tax and social contribution totaled an expense of R$7,943 million compared to an expense of R$14,610 million in 2016. The decrease in the income tax and social contribution expense is mainly due to the impact of foreign exchange variations on the hedge of our foreign investments (since foreign exchange differences on translating these investments are not taxable but hedge gains are).

In the year ended December 31, 2016, income tax and social contribution totaled an expense of R$14,610 million compared to a positive amount of R$7,891 million in 2015.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant

In compliance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor in each of the scenarios, are presented together with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

								R$ thousand
Banking portfolio	Exposure	12/31/2017 (*)			12/31/2016 (*)			12/31/2015 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazlian reais	(677)	(181,412)	(293,515)	(955)	(228,625)	(435,116)	(285)	(114,002)	(228,507)
Foreign exchange coupons	Rates of currency coupons	(464)	(38,269)	(79,140)	46	(1,951)	(4,175)	(162)	(5,312)	(11,459)
Foreign currencies	Exchange variation rates	1,720	126,269	392,106	2,914	(17,787)	(5,666)	657	57,436	242,760
Price indices	Rates of price index coupons	(586)	(44,720)	(82,604)	(169)	(22,931)	(48,586)	(32)	(4,063)	(649)
Reference rate	Rates of TR coupons	–	(1)	(1)		(6)	(11)	–	(7)	(14)
Shares	Share price	168	(1,885)	(30,632)	(377)	(30,311)	(120,993)	(148)	27,369	50,887
Others	Exposures that do not fall under the definitions above	8	1,238	2,671	(13)	(314)	549
TOTAL		169	(138,780)	(91,115)	1,446	(301,925)	(613,998)	30	(38,579)	53,018

(*) Amounts net of tax effects.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to long-term time horizons as general guidelines.

								R$ thousand
Trading and banking portfolios	Exposure	12/31/2017 (*)			12/31/2016 (*)			12/31/2015 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian reais	(8,313)	(1,653,629)	(3,179,360)	(7,345)	(2,057,375)	(3,995,498)	(4,376)	(1,572,640)	(3,021,487)
Foreign exchange coupons	Rates of currency coupons	(1,759)	(264,749)	(505,366)	(2,464)	(337,588)	(634,962)	873	(22,408)	(25,705)
Foreign currencies	Exchange variation rates	1,832	123,518	387,645	3,013	(45,554)	(67,157)	533	33,770	200,816
Price indices	Rates of price index coupons	(3,198)	(251,703)	(474,026)	(1,450)	(84,699)	(341,304)	(1,334)	(229,441)	(444,651)
Reference rate	Rates of TR coupons	479	(121,136)	(307,836)	615	(160,773)	(375,571)	783	(276,817)	(635,021)
Shares	Share price	4,569	(110,354)	(244,940)	4,056	(139,583)	(339,535)	4,591	(86,428)	(176,770)
Others	Exposures that do not fall under the definitions above	(4)	7,521	16,726	(27)	(523)	625
TOTAL		(6,394)	(2,270,532)	(4,307,157)	(3,602)	(2,826,095)	(5,753,402)	1,070	(2,153,964)	(4,102,818)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone without considering possible effects that offset or accentuate the effects, among these many factors.

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2017, total average Value at Risk (VaR) amounted to R$409.9 million, or 0.28% of total stockholders’ equity (for the whole 2016 it was R$236.6 million, or 0.18%, of total stockholders’ equity).

The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of financial risks.

The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issue of securities in international capital markets, the credit from foreign banks to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin American countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The following information was prepared on a consolidated basis, eliminating related-party transactions. Our investments abroad, eliminated in the consolidation process, totaled R$79.8 billion at December 31, 2017, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedges or hedge accounting to net investments abroad.

	In December 31, 2017
Interest rate sensitivity	Brazilian currency	Denominated in foreign currency(1)	Indexed in foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except for percentages)
Assets	1,123,686	288,219	23,064	1,434,969	21.7
Cash and deposits on demand	6,869	10,475	1,405	18,749	63.4
Central Bank compulsory deposits	98,837	-	-	98,837	-
Interbank deposits	6,369	22,684	-	29,053	78.1
Securities purchased under agreements to resell	243,917	790	-	244,707	0.3
Financial assets held for trading	256,557	10,747	2,817	270,121	5.0
Financial assets designated at fair value through profit or loss	0	1,746	-	1,746	100.0
Derivatives	12,024	9,303	1,516	22,843	47.4
Available-for-sale financial assets	64,753	36,824	707	102,284	36.7
Held-to-maturity financial assets	26,501	10,059	-	36,560	27.5
Loan operations and lease operations portfolio	312,989	170,192	10,186	493,367	36.6
Allowance for loan and lease losses	(21,587)	(6,069)	(239)	(27,895)	22.6
Other financial assets	47,304	5,779	6,485	59,568	20.6
Investments in associates and joint ventures	5,169	2	-	5,171	-
Goodwill	3,461	7,255	-	10,716	67.7
Fixed assets, net	6,530	829	-	7,359	11.3
Intangible assets, net	6,165	2,502	-	8,667	28.9
Tax assets	39,221	2,706	-	41,927	6.5
Assets held for sale	524	212	-	736	28.8
Other assets	8,083	2,183	187	10,453	22.7
Percentage of total assets	78.3%	20.1%	1.6%	100.0%
Liabilities and stockholders´ equity	1,130,480	289,713	14,776	1,434,969	21.2
Deposits	259,933	142,641	364	402,938	35.5
Securities sold under repurchase agreements	295,612	17,022	-	312,634	5.4
Financial liabilities held for trading	-	465	-	465	100.0
Derivatives	16,953	8,538	1,255	26,746	36.6
Interbank market debt	92,400	36,595	621	129,616	28.7
Institutional market debt	21,216	74,127	3,139	98,482	78.5
Other financial liabilities	68,517	3,737	5,359	77,613	11.7
Reserves for insurance and private pension	181,035	197	-	181,232	0.1
Liabilities for capitalization plans	3,301	-	-	3,301	-
Provisions	19,627	109	-	19,736	0.6
Tax liabilities	6,968	871	-	7,839	11.1
Other liabilities	16,912	5,411	4,038	26,361	35.8
Non-controlling interests	13,166	-	-	13,166	-
Total stockholders´equity attributed to the owners of the parent company	134,840	-	-	134,840	-
Percentage of total liabilities and stockholders´ equity	78.8%	20.2%	1.0%	100.0%	-

(1) Predominantly U.S. dollar.

Note that the information presented in the table above is not prepared on the same basis as presented in the Consolidated Financial Statements.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering of credit card services outside the branch network, and Itaú Consignado operations.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

b) incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or Gestora de Inteligência de Crédito S.A. (“GIC”).

In November 2016, CADE (the Brazilian antitrust agency) approved the transaction with certain restrictions and, on June 14, 2017, GIC was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.).

GIC is structured as a Brazilian corporation and shareholders share its control, with each of them holding a 20% equity ownership. Its board of directors is composed of members appointed by the shareholders and its executives will be exclusively dedicated to GIC’s businesses, preserving the independent nature of GIC’s management. GIC’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with the Corp Group, former controlling shareholder of CorpBanca, the majority of members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet.

In accordance with the put option set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%, and (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$55.6 million increasing our equity stake from 35.71% to 36.06%, in both cases without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the Transaction Agreement, which provided for (i) the postponement of the acquisition date of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of the applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia to a sale and purchase of assets and liabilities, concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

The implementation of the operations described above was the result of commitments assumed in January 2014 through the Transaction Agreement entered into with CorpBanca and its controlling stockholders. In June 2015, we entered into the first amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidades de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million. Also in the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the first amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was consummated on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

Sale of Group Life Insurance Business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In August 2017, CADE approved Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such transaction.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements were completed on December 26, 2017 after the compliance with the provisions in the respective stockholders’ agreements of these companies.

XP Investimentos

On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for the acquisition of 49.9% of the total share capital (representing 30.1% of the voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase of R$600 million and the acquisition of XP Holding’s shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments (“First Acquisition”). XP Holding´s total share capital (before capital increase) was valued at approximately R$12 billion, which is equal to 20 times the estimated price earnings for 2018.

In addition to the First Acquisition, through which Itaú Unibanco will become a minority shareholder of XP Holding, Itaú Unibanco has committed to acquire (i) in 2020, an additional percentage of 12.5%, which will result in a 62.4% stake of the total share capital of XP Holding (representing 40.0% of the voting shares) based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, other additional 12.5% which will result in a 74.9% stake of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, provided that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of voting shares.

Furthermore, Itaú Unibanco and certain Sellers will execute a shareholders’ agreement on the date of the closing of the First Acquisition, which will include, among others, provisions regarding (a) certain rights of Itaú Unibanco as a minority shareholder of XP Holding; (b) Itaú Unibanco’s right to appoint two out of seven members of the Board of Directors of XP Holding to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. The exercise of either the put or call option will lead to Itaú Unibanco acquiring the control and the total equity interest in XP Holding.

It is important to highlight that the operation and management of the business of the XP Group’s companies, including XP Investimentos, will continue to be independent, segregated and autonomous, preserving its current principles and values. XP Group’s control will continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and other subsidiaries will remain in charge of their respective business, so as to ensure that XP Investimentos continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its customers, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. Itaú Unibanco will act as a minority stockholder and will have no influence on the commercial and operational policies of XP Investimentos or any other company in the XP Group. Moreover, Itaú Unibanco will have no preference or exclusivity rights regarding the sale of such products.

The consummation of the transaction is subject to the fulfillment of certain conditions precedent, including obtaining applicable regulatory approvals. Considering that on March 14, 2018 CADE approved the transaction, the only regulatory approval still pending is that of the Central Bank of Brazil.

We estimate that the First Acquisition will impact Itaú Unibanco’s Basel index by 0.80%.

Initial Public Offering of IRB

In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) carried out an initial public offering of its common shares, which consisted of a public offering for R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorizations, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard), to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the total equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica S.A. ("ConectCar") from Odebrecht Transport S.A., for the amount of R$170 million. The remaining 50% of ConectCar's capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations described at 2016.

c) Unusual events or operations

In 2017, 2016, and 2015 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2017	2016	2015
Result - Attributale to Controlling Stockholders	23,903	23,263	25,740
Exclusion of the Non-Recurring Events	496	251	(2,848)
Increase of social contribution rate	-	-	(3,938)
Provision Expenses for Citibank Integration	277	-	-
Goodwill Amortization	-	-	37
Disposal of IRB shares	(155)	-	-
Liability Adequacy Test	(74)	-	-
Civil Lawsuits - Economic Plans	101	224	696
Tax Contingencies and Legal Liabilities	226	6	(37)
Impairment	152	181	50
Program for the Settlement or Installment Payment of Taxes	-	(14)
Pension Fund	-	(130)	130
Other	(31)	(18)	214
Recurring Result - Attributable to Controlling Stockholders	24,399	23,514	22,892

10.4. Executive officers should comment on:

a) Significant changes in accounting policies

In 2017, 2016 and 2015 there were no significant changes in the accounting policies.

b) Significant effects from changes in accounting policies

In 2017, 2016 and 2015 there were no effects from changes in accounting policies.

c) Qualifications and emphases presented in the auditor's report

There were no qualifications or emphases presented by the auditor for 2015, 2016, and 2017.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below:

Allowance for loan and lease losses

Our loans and receivables portfolio is periodically reviewed to assess whether there is any impairment losses in our operations.

The amount of the allowance for loan and lease losses disclosed in the Consolidated Statement of Income for receivables or a certain class of receivables is based on our judgment by considering if there are objective evidences that a loss event has occurred. These evidences may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Our Management uses estimates based on past experience with transactions with similar features and objective evidence of impairment. The methodology and assumptions used to estimate future cash flows are regularly reviewed by Management taking into consideration the appropriateness of the models and the adequacy of the allowance volumes in light of the experience of incurred loss.

We use statistical models to calculate the allowance for loan and lease losses in the homogenous loan portfolio. Periodically we perform procedures to enhance these estimates by aligning the required provisions to the levels of losses observed by the historical behavior. This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

The methodology and assumptions used by Management are detailed in Note 2.4d X. The breakdown of the allowance for loan and lease losses is disclosed in Note 12b.

Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that Itaú Unibanco Holding will generate future taxable profit for their utilization. The expected realization of Itaú Unibanco Holding’s deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

Fair value of financial instruments, including derivatives

The fair value measurement of Financial Instruments is recurrently performed as required by IAS 39 Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

We rank fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 31.

The team charged of pricing assets, following the governance defined in a committee and regulatory circulars, conducts critical analyses of market inputs and periodically reviews the longer deadlines of the indices. At the end of the monthly closings, the departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all the methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates.

The methodologies used to measure the fair values of certain financial instruments are described in Note 31.

Defined benefit pension plans

The current amount of pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

We determine the appropriate discount rate at each year end, used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of the Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of the related liabilities.

Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 29.

Provisions, contingencies, and other commitments

We periodically review our contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are broken down in Note 32.

Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to countless uncertainties inherent to the coverage of insurance and pension contracts, such as persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets assumptions.

The estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. Adjustments resulting from these continual improvements, when necessary, are recognized in the statement of income for the corresponding period.

Further information is disclosed in Note 30.

Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semiannually goodwill is tested for impairment and, at December 31, 2017, 2016 and 2015, we did not identify impairment losses on goodwill.

10.6. Executive officers should describe relevant items that are not present in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I- Operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity bears the risks and responsibilities, indicating the related liabilities

Not applicable.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V- Agreements for the future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Off-balance sheet commitments are disclosed in Note 36 (Risk management) to the Financial Statements under IFRS, as follows:

	In millions of R$
	12/31/2017					12/31/2016					12/31/2015
	0 - 30	31 - 365	366 - 720	Over		0 - 30	31 - 365	366 - 720	Over		0 - 30	31 - 365	366 - 720	Over
Off balance sheet	days	days	days	720 days	Total	days	days	days	720 days	Total	days	days	days	720 days	Total
Financial Guarantees Provided	1,749	17,563	5,451	45,726	70,489	1,645	16,203	5,603	47,342	70,793	2,018	13,819	5,477	52,930	74,244
Commitments to be released	98,310	27,857	7,307	110,652	244,126	90,279	42,522	11,657	77,916	222,374	84,641	28,808	28,404	79,487	221,340
Letters of credit to be released	9,214	-	-	-	9,214	6,660	-	-	-	6,660	6,936	-	-	-	6,936
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	432	460	273	1,165	-	310	-	-	310	-	340	-	-	340
Total	109,273	45,852	13,218	156,651	324,994	98,584	59,035	17,260	125,258	300,137	93,595	42,967	33,881	132,417	302,860

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

Not applicable.

b) The nature and purpose of the operation

Not applicable.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

Not applicable.

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a)	Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2017, we had 4,981 branches and points of service in Brazil and abroad, 122 units less than at the end of 2016, when our service network had 5,103 branches and points of service.

The decrease in the number of brick and mortar branches and the increase in the number of digital branches in 2017 is in line with our clients’ profile, who increasingly demand service via digital channels. We closed 2017 with 160 digital branches. At the end of 2016, we had 135 digital branches.

The source of funding is the Issuer's own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries.

The expected investments and divestments, as well as those for 2017, are described in Item 10.3b.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

Not applicable.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the issuer on research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the issuer in the development of new products and services

Not applicable.

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

The complete IFRS consolidated financial statements for 2017 are available on our website:

www.itau.com.br/relacoes-com-investidores

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing function is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements (Note 26 – General and Administrative Expenses) expenses on Advertising, Promotions and Publications totaled R$1,167 million in 2017, R$1,036 million in 2016 and R$1,095 million in 2015.

ITEM 11. ProjeCTIONS

11.1. Projections should identify:

Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector and international markets. For this reason, these expectations may change.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends impacting our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information.

Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

a.1) Accumulated variation in the 12-month period:

•	Total loan portfolio, including endorsements, sureties and private securities;
•	Financial margin with clients;
•	Commissions and fees and Result from insurance operations; and
•	Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

•	Cost of credit, includes result from loan losses, impairment and discounts granted; and
•	Financial margin with the market.

a.3) Expected income tax and social contribution.

a.4) The projections are calculated based on financial statements under BRGAAP.

b) projected period and the period for which the projection is valid

•	Projected period: fiscal year 2018;
•	Project validity: this year or until Management states otherwise.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2018

Expectations disclosed to the market are based on the assumed alignment with the budget projected by the bank for 2018. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out during the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Projections already include Citibank’ retail operations in Brazil in 2017 and 2018. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2018

This looking-forward information is subject to uncertainties and assumptions including among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, and performance of financial markets;
•	General economic and political conditions abroad and in particular in the countries where we operate;
•	Government regulations and tax laws and respective amendments in the countries where we operate;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements in the countries where we operate;
•	Regulation and liquidation of our business on a consolidated basis;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of competition and industry consolidation in the countries where we operate;
•	Changes that may impact our loan portfolios and the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves;
•	Unpredictable exposures can impact the effectiveness of our risk management policies;
•	Damage to our reputation;
•	Unanticipated contingencies can make the integration of acquired or merged businesses difficult;
•	Downgrade of our credit ratings;
•	Risk that we will not have sufficient financial resources to meet obligations by the respective maturity dates;
•	Recruiting and retention of skilled employees;
•	The hedging strategy may be unable to prevent losses;
•	Unfavorable court decisions involving material amounts for which we have no provision may affect our financial results;
•	Our business strategy may not provide the results expected by the company;
•	Misconduct of our employees; and
•	Other company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2018

	Consolidated	Brazil[1]
Total Credit Portfolio[2]	From 4.0% to 7.0%	From 4.0% to 7.0%
Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%
Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn
Cost of Credit[3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5bn
Commissions and Fees and Result from Insurance Operations[4]	From 5.5% to 8.5%	From 6.5% to 9.5%
Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%
Effective Tax Rate[5]	From 33.5% to 35.5%	From 34.0% to 36.0%

(1)	Includes units abroad ex-Latin America;

(2)	Includes financial guarantees provided and corporate securities;

(3)	Composed of Result from loan losses, impairment and discounts granted;

(4)	Commissions and fees (+) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) insurance, pension plan and capitalization selling expenses.

(5)	Includes the recognition of new deferred tax assets at the rate of 40%.

These projections include Citibank’ retail operations in Brazil in 2017 and 2018.

It is noteworthy mentioning that for 2018 the Company considers, for management purposes, cost of capital of approximately 13.5% per year.

The practice of paying dividends and interest on capital, and respective payout simulations, as disclosed on September 26, 2017, are reflected in item 3.4 (Policy on Appropriation of Earnings – “b” Rules on distribution of dividends) of this Form.

11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

The indicators presented and monitored for the 2017 projections remain unchanged in 2018, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) cost of credit, (iv) commissions and fees and result from insurance operations (v) non-interest expenses (vi) effective income tax and social contribution rate and (vii) financial margin with the market.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2017

	Consolidated		Brazil[2]
	Forecast[1]	Actual	Forecast[1]	Actual
Total Credit Portfolio [3]	From 0.0% to 40%	-0.8%	From -20% to 2.0%	-3.2%
Financial Margin with Clients[4] (ex- Impairment and Discount Granted)	From -42% to - 0.8%	-4.7%	From -5.2% to - 1.8%	-4.4%
Cost of Credit[5]	From R$ 15.5 bi to R$ 18.0 bi	R$ 17.9 bi	From R$ 13.5 bi to R$ 16.0 bi	R$ 15.8 bi
Commissions and Fees and Result from Insurance Operations [6]	From 0.5% to 45%	5.2%	From 0.0% to 4.0%	5.2%
Non-interest Expenses	From 1.5% to 45%	0.3%	From 3.0% to 6.0%	0.9%

(1) Adopts the USD-BRL rate at R$3.50 in December 2017;

(2) Includes foreign units, ex-Latin America;

(3) Includes financial guarantees provided and corporate securities;

(4) Financial Margin with Clients also includes the reclassification in 2016 of discounts granted to Cost of credit;

(5) Composed of Result from loan losses, impairment and discounts granted;

(6) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses.

The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%.

Reasons for divergence from projections:

Total loan portfolio: the lower than expected growth in Consolidated and in Brazil is mainly driven by credit origination levels lower than expected, due to lower credit demand compared to the originally expected demand.

Financial margin with clients (ex-Impairment and discounts granted): the lower than expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects from a Selic interest rate lower than the originally expected rate.

Commissions and fees and result from insurance operations: a higher than expected growth in Consolidated and in Brazil is mainly driven by a higher than expected increase in fund management fees and revenues from economic and financial advisory and brokerage services.

Non-interest expenses: a lower than expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017.

Projections for fiscal year 2016 (*)

	Consolidated		Brazil [1]
	Previous	Revised	Previous	Revised
Total credit Portfolio[2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Result from Loan Losses[3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4 bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma information for 2015 and 1Q16, which includes Itaú CorpBanca’s consolidation in the past.

(1) Includes foreign units, ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for loan losses, net of recovery of loans written off as losses.

(4) Commissions and fees (+) income from insurance, pension plan and capitalization operations (-) expenses for claims (-) insurance, pension plan and capitalization selling expenses.

Reasons for divergence from projections:

Total loan portfolio: a lower than expected growth in loan portfolio in the Consolidated is mainly driven by credit origination levels lower than the expected levels for the Latin America portfolio.

Result from Loan Losses: lower than expected levels for Result of Loan Losses are mainly driven by levels of provisions lower than those expected levels for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total loan portfolio[1]	Growth of 3.0% to 7.0%	Growth of 4.6% ex- FX variation of -2.9%
Managerial financial margin[2]	Growth of 14.5% to 17.5%	Growth of 20.7%
Allowance for loan Losses net of recovery of loans written off as losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Commissions and fees and result from insurance operations[3]	Growth of 9.5% to 11.5%	Growth of 9.9%
Non-interest expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

* Expectations do not include the effect of CorpBanca´s transaction.

(1) Includes endorsements, sureties and private securities;

(2) Includes financial margin with clients and financial margin with the market;

(3) Commissions and fees (+) Results from insurance, private pension and capitalization operations (-) claims expenses (-) insurance, private pension and capitalization expenses.

Reasons for divergence from projections:

Managerial financial margin: growth above forecast in financial margin with the market, basically due to treasury operations. Comprises the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for allowance for loan losses net of recovery of loans written off as losses: in 2015, the provision for economic groups in the corporate segment was increased.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

Not applicable.

ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a)	The functions of the board of directors and of the permanent bodies and committees reporting to the former, indicating:

i.	whether they have their own internal regulations and, if applicable, the policy approval body, the date of approval, and, in the event the issuer discloses these regulations, where on the web these documents can be found

ii.	whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent on the Board of Directors to:

•	Establish the general guidelines of the company;

•	Elect and remove from office the company's officers and establish their functions;

•	Appoint officers to the Executive Boards of the subsidiaries it specifies;

•	Supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	Call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	Express an opinion on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	Decide on estimates of results and budgets for investments and respective action plans;

•	Appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	Decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts in the last annual or semi-annual balance sheet;

•	Decide on the payment of interest on capital;

•	Decide on buyback operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares;

•	Decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	Decide on the establishment of committees to address specific matters within the scope of the Board of Directors;

•	Elect and remove members of the Audit Committee and of the Compensation Committee;

•	Approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	Assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence;

•	Approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the Issuer as registered in the last audited balance sheet;

•	State a position on the public offerings of shares or other securities issued by the company;

•	Decide, within the limit of the authorized capital, on the increase of capital and the issuance of credit securities and other instruments convertible into shares; and

•	Examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario.

The Board of Directors is composed of a minimum of ten and a maximum of 14 members. In the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairman or two co-chairmen, and it may also have up to three vice presidents. No individual who is 70 years of age on the date of his/her election may be elected to the position of Board member.

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, approved by the Board of Directors, last updated on June 24, 2016, and disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/InternalCharterof...pdf Charter of the Board of Directors.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to 30 members, including the positions of Chief Executive Officer, General Director, Director Vice President, Executive Officer and Officer, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two officers, one of whom will necessarily be the Chief Executive Officer, General Director, Director Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve on the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only.

The structure, composition and powers of the Executive Board are included in the bylaws and its internal charter, approved by the Board of Directors on February 22, 2018, and disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/RI_para_Diretoria_-_ing.pdf.

a.3 Committees related to the Board of Directors

Each committee related to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/StrategyCommitteeInternalCharter.pdf.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, committees and Chief Executive Officer, and discussing on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter. The Nomination and Corporate Governance Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/AppointmentsCorporate.pdf.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/PeopleCommittee.pdf.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Compensation Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Regimento_Interno_do_Comite_de_Remuneracao_(FOR)_INGLES.pdf.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations on these matters to the approval of the Board. Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting the improvement of our risk culture. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Regimento_Interno_CGRC_ingles.pdf.

a.3.6 Audit Committee

The Issuer has an Audit Committee, which complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into account that at least member of this Committee will be designated Financial Expert and must have proven knowledge in the accounting and auditing areas.

All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

The Audit Committee has its own internal charter, approved by the Board of Directors on March 29, 2018, disclosed on the Investor Relations website:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHF_REGULAMENTO_COMITE_DE_AUDITORIA_ING.pdf

a.3.7. Related Parties Committee

The Related Parties Committee is responsible for analyzing transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out with transparency and on arm’s length terms. It is fully composed of independent members. The Related Parties Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Regimento_Interno_do_Comite_de_Partes_Relacionadas_(FOR)_INGLES.pdf

a.4. Internal Audit

The Internal Audit is an independent activity and is aimed at providing assurance and advisory (special auditing), and is designed to add value and improve the organization’s operations. It helps the organization achieve its goals by way of a systematized and regulated approach to evaluate and improve the efficiency of the risk management, control and governance processes.

The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations.

This department is in the Audit Executive Officer reports annually on the purpose, level of authority and responsibility of the Internal Audit and confirms its independent performance to the Co-chairman of the Board of Directors and to the Audit Committee. Any actual or apparent impediments to the independence or objectivity identified will be reported to the Co-chairman of the Board of Directors and to the Audit Committee.

iii.	how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the policy approval body, the date of approval and, in the event the issuer discloses this policy, where on the web this document can be found

The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, and filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with areas that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors.

The company has a policy to engage services provided by independent auditors, including non-related audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Board of Directors on March 29, 2018.

b. in relation to the members of the Statutory Board of Officers, state its individual duties and powers, indicating whether the board has an internal charter and, if applicable, the policy approval body, the date of approval, and, in the event the issuer discloses this regulation, where on the web this document can be found

The Board of Directors approved the Internal Charter of the Statutory Board of Officers on February 22, 2018.

In accordance with this Internal Charter, the operational or executive functions related to management and representation of the company will be the responsibility of the Statutory Board of Officers, elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Statutory Board of Officers, structure the company’s services and set up internal and operational rules. General Directors, Executive Vice Presidents, Executive Officers and Officers are responsible for the activities assigned to them by the Board of Directors.

The Internal Charter of the Statutory Board of Officers is disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/RI_para_Diretoria_-_ing.pdf

c. the date of the establishment of the fiscal council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the fiscal council and, in the event the issuer discloses this regulation, where on the web this document can be found

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It is composed of three to five members and the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

The Fiscal Council was established at the Annual General Stockholders’ Meeting of April 25, 2018, and although its permanent existence is not legally compulsory, we have it established and operating on a non-stop basis since 2000.

The Fiscal Council has its own internal charter, updated on July 31, 2017, disclosed on the Investor Relations website (https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Rules_Fiscal_Council.pdf), including its structure, composition, duties and operation rules.

d) mechanisms for assessing the performance of the board of directors and each body or committee that reports to the board of directors, informing, if applicable:

i.	the frequency of the assessment and its scope, stating whether the assessment is only of the specifica body or it also includes the individual evaluation of its members

ii.	the methodology adopted and the main criteria used in the evaluation

iii.	how the results of the evaluation are used by the issuer to improve the operation of that body;

iv.	whether external consulting or advisory services were engaged.

The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members is in compliance with the best corporate governance practices.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-Chairmen) of the Board by its members and evaluation of the Committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-Chairmen) and each Committee, to reach a high level of specialization during the evaluation.

The evaluation process is carried out by an independent person, responsible for distributing specific questionnaires to the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and comparing them to the result of the previous years, to identify and address any gaps related to the Board of Directors and the Committees that can be revealed in the process.

The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross goals with other departments.

12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of the Brazilian Corporate Law, the term for the first call for general stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and eight days for second call.

The Annual and Extraordinary General Stockholders` Meeting of April 25, 2018 was called with over 30 days in advance.

b) duties

It is incumbent upon the Annual General Stockholders’ Meeting to:

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	appoint, elect and remove members of the Board of Directors;

•	approve capital changes, subject to the authority of the Board of Directors to change the capital up to the limit of the authorized capital, regardless of a statutory reform.

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries.

c) addresses (street or electronic) where the documents related to general stockholders’ meeting will be available to stockholders for analysis

Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM (http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of the said documents by investor.relations@itau-unibanco.com.br.

d) identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at meetings that are intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being required to transfer to the Issuer any advantages obtained.

Additionally, while the General Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chairman of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.

e) request for proxies by management for the exercise of voting rights

We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The proxy request is fully funded by the Issuer.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means

Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article 126 of Brazilian Law No. 6,404/76, provided that the proxy is bearing an identity document and the following documents that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and be accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer.

a)	Legal entities in Brazil: authenticated copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b)	Individuals in Brazil: power of attorney with signature notarized by a notary public.

In order to facilitate the works of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, 3º andar - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email drinvest@itau-unibanco.com.br (in this case they must bring a hardcopy of the document to the Meeting).

g) formalities necessary for accepting a remote voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.

Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i)	a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and

(ii)	ID document – for Legal entities: a notarized copy of the articles of association/Bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder’s picture. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation.

If he/she so prefers, the stockholder may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form.

h) whether the company makes available an electronic system to receive remote voting forms or distance participation.

Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to seven (7) days before the meeting to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the remote voting form.

Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-L-II of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Fiscal Council or (ii) proposed resolutions for the Issuer’s annual general stockholders’ meetings.

In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, proposals should be forwarded to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, 3º andar - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email drinvest@itau-unibanco.com.br

Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, in accordance with Brazilian Corporate Law, Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02.

The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09.

j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas

The Issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agenda. However, it makes a channel available on the Investor Relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or doubts directly to the Board of Directors through link “Contact IR” on the Investor Relations website: https://www.itau.com.br/investor-relations/itau-unibanco/contact-ir. In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders´ Meeting”.

The Annual and Extraordinary General Stockholders’ Meeting Manual, published on March 23, 2018, is available on our Investor Relations website at the specific link:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/pt/Manual_Assembleia_2018_Eng.pdf.

k) other information required to remote voting and exercise of the remote voting right

All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, and encouraging all stockholders to exercise their voting right and transparency in the market.

12.3. Describe the rules, policies and practices related to the board of directors, indicating:

a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary meetings

The Board of Directors meets ordinarily eight (8) times annually and, extraordinarily, whenever corporate interests so demand. In 2017, the Board of Directors met 12 times.

b) if applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf

c) the rules for identifying and managing conflicts of interest

According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after their election, the elected member must inform the other members of the Board of Directors of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board of Directors can only participate in up to four boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

d. whether the issuer has a policy for nomination of members of the board of directors formally approved, informing, if applicable:

i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where in the web this document can be found

ii. main characteristics of this policy, including guidelines for the nomination of members of the board of directors, composition of the body and selection of members

The Company has a policy for the nomination of members of the Board of Directors, Committees reporting to the Board of Directors and the Executive Board, approved by the Board of Directors on February 2, 2017, and disclosed on the Investor Relations website: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHF-2017-02-02R_RCA_(Politica_de_Indicacao)_INGLES.pdf

The members nominated to the Board of Directors must be highly qualified professionals, with outstanding experience (technical, professional, academic) and aligned with Itaú Unibanco’s values and culture. The nomination process must also consider, among others, criteria such as: complementary duties, time availability for carrying out the duty, and diversity.

According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and attendance at the meetings in the previous term of office.

No individual may be elected to the position of member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election.

The Board of Directors should be made up of at least 30% of independent members, and in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders.

It is advisable that the Board of Directors be made up of professionals with experience in different topics. Together with the annual assessment of the Board of Directors, a report (or a matrix) on the skills of the Board members should be prepared. The purpose will be to verify the efficiency of the Board and its complementary duties, as well as to highlight possible gaps in its composition. The Nomination and Corporate Governance Committee is the relevant authority to assess this report and to make recommendations on the report.

12.4. If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration

Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Professional experience / Statement of any conviction / Independence criteria

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since February 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company.

Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil.

Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

 Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments.

Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Andre Balestrin Cestare - 213.634.648-25

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since August 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Officer since August 2017.

-       Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management.

-       Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses.

-       Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model.

-       Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget.

-       Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

 Renato Barbosa do Nascimento - 161.373.518-90

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94

Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company.

PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America.

Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously.

Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes.

Main activity of the company: Life insurance company.

PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Director Vice President since December 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989.

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015.

Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas:

(i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations.

(ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments.

(iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds.

(iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded.

(v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court.

(vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans.

(vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

(viii) Tax Advisory and Litigation.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Director Vice President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016; Director Vice President from March 2013 to December 2016; Exchange General Manager from 1980 to 1990.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015; Director Vice President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Economics from the School of Economics of USP in 1980 and in Business Administration from Fundação Getúlio Vargas in 1980; Postgraduate degree from EAESP/FGV in 1982; École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member since 2014.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Mr. Bortoloto joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tatiana Grecco - 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil.

Main activity of the company: Lease operations.

Investimentos Bemge S.A.: Member of the Board of Director since April 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

 Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Director Vice President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Superintendent of Market Risk from October 2010 to April 2014; Superintendent of Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo, from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy, University of Warwick, UK, British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina (1998-2000); and Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director), elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: Co-chairman since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011.

Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish - 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Holding company.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); Member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Mr. Genish has long experience in the high technology and telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

Mr. Genish held management positions in the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL – Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

He was member of the founding team of GVT in 1999, leading the company at the time of the successful IPO in 2007 and the control acquisition process by Vivendi in 2009.

Academic background: Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.

Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro - 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

Main activity of the company: Oil exploration, extraction and refining.

Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees.

Main activity of the company: Higher education – undergraduate and graduate courses.

School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department.

Main activity of the company: Higher education – undergraduate and graduate courses.

FEA-USP Endowment Fund: Member of the Fiscal Council since 2016.

Main activity of the fund: Raising and investment of funds to support FEA-USP.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017.

Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision - Independent Member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2016.

Main activity of the company: Holding company.

Valens Brasil Ltda. ME: Managing Partner since January 2015.

Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others.

BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015.

Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: CEO from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012.

Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010.

IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members

NACD (National Association of Corporate Directors), USA: NACD Governance Fellow.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Marfrig S.A.: Effective Member of the Fiscal Council from 2016 to 2017; Alternate Member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

Academic background: Bachelor’s degree in Economics from Candido Mendes in 1973; Bachelor’s degree in Accounting from Moraes Júnior in 1981; Postgraduate degree in Finance from PUC/RJ in 1995.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009.

Main activity of the company: Holding company.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 – Composition of committees

Professional experience / Statement of any conviction / Independence criteria

Antonio Carlos Barbosa de Oliveira - 528.154.718-68

Itaú Unibanco Holding S.A.: Member of the Audit Committee, elected in April 2018, a process under scrutiny by the Central Bank of Brazil.

Main activity of the company: Holding company.

Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018.

Main activity of the company: Activities pertinent to culture and arts associations.

Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division.

Main activity of the company: Wholesale trading of IT equipment.

Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983.

Main activity of the company: Wholesale trading of IT equipment.

Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016.

“Amigos da Poli” Endownment Fund: Vice President of the Board in 2012.

Main activity of the company: Activities pertinent to associations not mentioned previously.

VISA Argentina: Officer from 1997 to 2001.

Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001.

Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994.

Main activity of the company: Educational support activities, except for school funds.

Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015.

Main activity of the company: Holding company.

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009.

BB Securities Limited: Member of the Board of Directors from 2004 to 2005.

Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005.

Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009.

BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007.

Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues.

Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016.

Main activity of the company: Administration of organized securities markets.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB).

Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000.

Main activity of the company: Multilateral group – corporate governance.

International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016.

Main activity of the company: Multilateral group that sets integrated reporting standards.

Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member.

Main activity of the company: Non-profit association.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017.

Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012.

Main activity of the company: Non-profit organization.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012.

Main activity of the company: Public administration in general.

Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006.

Main activity of the company: Activities of associations for protection of social rights.

São Paulo Stock Exchange (BOVESPA): Ms. Santana worked at BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, initially in the Special Projects Department and, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation.

Main activity of the company: Administration of organized securities markets.

Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres - 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006.

Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors.

Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions.

Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management Member of the Compensation Committee since April 2015.

Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice President from 1978 to 1988; Chief Executive Officer from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holding S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1994 to 2007.

Main activity of the company: Holding company.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); MBA from Stanford University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors, elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member since 2014.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish - 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Holding company.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); Member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Mr. Genish has long experience in the high technology and telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

Mr. Genish held management positions in the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL – Sindicato Nacional das Empresas de Telefonia e de Serviço Móvel Celular e Pessoal), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

He was member of the founding team of GVT in 1999, leading the company at the time of the successful IPO in 2007 and the control acquisition process by Vivendi in 2009.

Academic background: Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director), elected in April 2018, a process under scrutiny by the Central Bank of Brazil; Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: Co-chairman since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice President since January 2017; currently the CFO and CRO of the conglomerate; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since May 2013; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments.

Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Payment services provider.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies.

Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar – Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA-USP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.

Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premiums paid in January 2018 and maturing in November 2018 amounted to six million, nine hundred forty-nine thousand, seventy-five reais and twenty-two cents (R$6,949,075.22), including financial operations tax (IOF).

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - TOTAL NUMBER OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors (1)	13
Fiscal Council (1)	4
Audit Committee (2)	146
Disclosure and Trading Committee (3)	4
Strategy Committee (1)	3
Capital and Risk Management Committee (1)	8
Nomination and Corporate Governance Committee (1)	2
Related Parties Committee (1)	15
Personnel Committee (1)	3
Compensation Committee (1)	4

(1) from June 1, 2017 to February 5, 2018

(2) from June 5, 2017 to January 31, 2018

(3) from April 18, 2017 to January 22, 2018

B – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C - MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, and other committees, the meetings held since the investiture date of the members on June 1, 2017 to February 5, 2018 were considered, i.e., the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 18, 2017 to January 22, 2018 were considered.

D - INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E - We inform that the investiture date of the elected members is pending approval by the Central Bank of Brazil.

F – ADDITIONAL INFORMATION

We present below the hierarchy flowchart of said Bodies:

G - Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a)	Issuer’s management members:

• Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (member of the Board of Directors) is the son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Baretto Villela (member of the Board of Directors) is a cousin of Ricardo Villela Marino (member of the Board of Directors).

(b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

. Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with his father Pedro Moreira Salles (Co-chairman of the Board of Directors), are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, are in the management of parent company Itaúsa – Investimentos Itaú S.A.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer:

a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary companies.

b) Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are in the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of meeting	Date/Time	Quorum
2017	Annual and Extraordinary	04.19.2017 – 3:00pm	more than 90% of common shares and 22% of preferred shares
2016	Annual and Extraordinary	04.27.2016 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00pm	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00pm	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05pm	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	29.04.2015 – 15h10	more than 90% of common shares and more than 4% of preferred shares

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant, is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, training on foreign regulatory, financial and tax environment was conducted, as well as training on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with U.S. financial entities and consulting companies. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (local acronym COAF), among others.

Over 2018 and up to the date of this Reference Form, training sessions were provided to members of the Audit Committee on: Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies.

In 2015, 2016 and 2017, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, 2016 and 2017, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches.

Also in 2015, 2016 and 2017, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Co-chairmen of the Board of Directors of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed reports to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the Chairman of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk department.

The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

Additionally, since October 2016, the Audit Committee has prepared monthly a summary of the most significant topics discussed at the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year and other topics of interest to the members of the Fiscal Council are submitted thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is the fact that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

•	Management Report, Form 20-F, Reference Form, and Integrated Report
•	Changing and creating new policies;
•	Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG[1], corporate governance, analysts, and trade associations;
•	Share bonus and share splits;
•	Analyzing the trading of the parties adhering to the Trading Policy

The Itaú Unibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1 Environmental, Social and Corporate Governance

d) In 2017, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2018
Ethics e-learning course	Up to executive officers	Tri-annual	87.7%	New bi-annual cycle as from 2018
Anti-corruption e-learning course	Up to executive officers	Tri-annual	92.5%	New bi-annual cycle as from 2018
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Tri-annual	71.4%	Continues in 2018 (with new bi-annual training cycle)
Ethics workshop	Managers and coordinators	Specific dates	86%	Continues in 2018 for new managers and coordinators
Executive seminars	Superintendents and officers	Triannual	83%	New cycle in 2018
Adherence to the Code of Ethics (#) (#) replaced in 2016 by a statement unifying the Code of Ethics and corporate integrity policies	Up to members of the Board of Directors	Annual	93%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture	Up to members of the Board of Directors	Specific dates	95%	Under analysis whether it will continue in 2018
Executive Education for Officers Program	Officers	Annual	44%	Continues in 2018
In-person illicit acts prevention lecture (AML and corruption prevention).	Board of Directors	Annual	100%	New lecture on the topic

e) In 2017, the Internal Ombudsman’s Office received 1,252 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web:

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy.

Formally approved on February 22, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests.

In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan, to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on:

http://www.itau.com.br/_arquivosestaticos/RI/pdf/en/comunicados/2017/STOCK_GRANT_PLAN.pdf.

The Issuer also offers a Plan for Granting Stock Option (“Stock Option Plan”) to management members and employees, as well as to the management members and employees of its controlled companies, providing for the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains due to their share appreciation. Since 2012 no option has been granted within the scope of our Stock Option Plan. For further information on Changes in the Plan, see Note 22 to the financial statements under IFRS.

For further information on the Stock Grant Plan, see sub-items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Grant Plan implementation and operation.

For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form.

For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

b) compensation composition, indicating:

i - description of the compensation elements and the objectives of each of them

In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they are tools that motivate individual development and commitment, and retain management members, as stock-based payments are made in the long-term.

MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
ANNUAL FIXED COMPENSATION
Stock-based compensation approved at the Annual General Stockholders' Meeting.
1 2 3
BOARD OF DIRECTORS
ANNUAL VARIABLE COMPENSATION
Stock-based compensation approved in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution no. 3,912 and limited to the extent determined by the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
BENEFIT PLAN
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.
2
BOARD OF OFFICERS
ANNUAL VARIABLE COMPENSATION
Statutory profit sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Fees in cash approved at the Annual General Stockholders' Meeting.
FISCAL COUNCIL
3 4
AUDIT COMMITTEE
MONTHLY FIXED COMPENSATION
Fees in cash determined by the Board of Directors.

1. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. Any non-management member of the Compensation Committee is compensated for the performance of his/her duties in this Committee. In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, his/her compensation will be subject to the compensation model for officers.
2. Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3. Members of the Board of Directors and Audit Committee receive benefits only if they have previously been officers of the Company.
4. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

ii – in relation to the last three fiscal years, the proportion of each element in the total compensation

MEMBER	YEAR	MONTHLY FIXED COMPENSATION	ANNUAL FIXED COMPENSATION	ANNUAL VARIABLE COMPENSATION	BENEFITS
	2017	23%	31%	44%	2%
Board of directors	2016	21%	40%	37%	2%
	2015	24%	40%	34%	2%
	2017	8%	0%	91%	1%
Board of officers	2016	7%	0%	92%	1%
	2015	7%	0%	92%	1%
	2017	100%	0%	0%	0%
Fiscal council	2016	100%	0%	0%	0%
	2015	100%	0%	0%	0%
	2017	100%	0%	0%	0%
Audit committee	2016	100%	0%	0%	0%
	2015	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as benefit plan granted to officers, are not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chairman of the Board, and other functions that may be performed. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Executive Board. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences.

a)	Monthly fixed compensation the monthly fixed compensation is consistent with market practices and periodically reviewed to attract qualified professionals.

b)	Annual fixed compensation in shares: The annual fixed compensation to the members of the Board of Directors is paid in preferred shares of the Issuer.

c)	Annual variable compensation in shares: for payment of variable compensation in shares to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation to ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s result and may be adjusted by the Compensation Committee.

Board of Officers:

a)	Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b)	Annual variable compensation(1) :

(1) Within the limits established by legislation, the compensation of Officers in charge of internal control and risk departments is determined irrespectively of the performance of the business areas they control and assess so as not to give rise to any conflicts of interest. However, even though compensation is not impacted by results of business areas, it is still subject to impacts arising from the Company’s results.

b) i. Distribution of annual variable compensation (2):

(2) In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation of each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: the members of the Audit Committee are paid a monthly fixed compensation amount only and are not eligible for the benefit plan. For those members of the Audit Committee who are also members of the Board of Directors, the compensation policy of the Board of Directors is applied.

iv - reasons that justify the composition of compensation

In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program, intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in compliance with the principles sought by the Issuer, since they act as tools to motivate the individual development and commitment and retain management members, as stock-based payments are made in the long term.

v – number of members who are not compensated

There are no members who are not compensated.

c) the main performance indicators that are taken into consideration in determining each compensation element:

i) Board of Directors

For the Board of Directors, performance indicators are not taken into consideration for fixed compensation purposes.

To ensure its compatibility with value creation, the payment of variable compensation in shares to members of the Board of Directors takes into account Itaú Unibanco Holding’s result and may be adjusted by the Compensation Committee.

ii) Officers

With respect to officers, performance indicators are not taken into account for fixed compensation purposes. Variable compensation, in turn, is impacted by performance indicators which comprises behavioral and results assessment, as shown below:

STRATEGIC PEOPLE PLAN (PEP · *PLANEJAMENTO ESTRATÉGICO DE PESSOAS*)

❶ X AXIS
WHAT WAS ACHIEVED?
❷ Y AXIS
HOW IT WAS ACHIEVED?
Y AXIS
BEHAVIORAL
RESULTS
X AXIS
CONSEQUENCE MANAGEMENT
CARREER SUCCESSION
DEVELOPMENT
COMPENSATION

PERFORMANCE METRICS

PERFORMANCE MEASUREMENT BY TARGETS

OFFICERS

Results are assessed based on the following targets:

MEDIAN OF THE TARGETS OF COMMERCIAL AREAS

20%
non-financial
80%
financial

These targets are mainly focused on managerial operating results, operating revenues, costs, customer satisfaction and risk management.

MEDIAN OF THE TARGETS OF THE SUPPORTING AREAS

non-financial
75%
financial
25%

Targets are mainly focused on customer satisfaction, costs and risk management.

d) how compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly impacted by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares.

Therefore, the variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or negative results of the applicable business area. On the other hand, in the Partners Program, in addition to remaining subject to a decrease in realized recurring net income, the shares received in the periods mentioned above are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance proportionally to the benefits granted to the Issuer and stockholders.

f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion.

h) the practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and Board of Officers, indicating:

i.	the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include:

•	preparing a compensation policy for the members of management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs;
•	discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending improvements to the Board of Directors based on the policy principles;
•	proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual General Stockholders’ Meeting; and
•	preparing, on an annual basis, the “Compensation Committee Report”.

ii.	the criteria and methodology used to determine individual compensation, indicating if studies are used to check market practices and, if so, the comparison criteria and the scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

•	commissioning salary surveys conducted by specialized consultants;

•	participating in surveys conducted by other banks; and
•	participating in specialized forums on compensation and benefits.

iii.	how often and how the Board of Directors assesses the adequacy of the issuer’s compensation policy

The Board of Directors assesses the adequacy of the Issuer’s compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis of the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.2 - Total compensation for 2018 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.00	23.00	6.00	40.00
Number of compensated members	11.00	23.00	6.00	40.00
Annual fixed compensation, comprising:	31,461,000	40,801,000	927,000	73,189,000
Salary or management fees	12,744,000	24,000,000	756,000	37,500,000
Direct and indirect benefits	551,000	1,634,000	n/a	2,185,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	18,166,000	15,167,000	171,000	33,504,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	800,000	3,070,000	n/a	3,870,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,739,000	266,129,000	n/a	293,868,000
Total compensation	60,000,000	310,000,000	927,000	370,927,000

The Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$370 million payable to management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The approved compensation amounts may be paid in local currency, in Issuer’s shares or in any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. Profit sharing amounts are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts approved by stockholders at the Annual General Stockholders’ Meeting.

Notes:

1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

(2) “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts approved by stockholders at the Annual General Stockholders’ Meeting.

(3) Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, they refer to amounts equivalent to dividends that would be assigned if the beneficiary had been the holder of the shares since the grant of the fixed compensation in shares; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

13.2 - Total compensation for 2017 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	26,719,000	25,690,000	869,000	53,278,000
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	2,917,000	83,050,000	n/a	85,967,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	651,872	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	49,095,872	292,667,072	869,000	342,631,943

The Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$320 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts approved by the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. Profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2017 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, they refer to amounts equivalent to dividends that would be assigned if the beneficiary had been the holder of the shares since the grant of the fixed compensation in shares; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,822 thousand, and Board of Officers: R$13,508 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2 - Total compensation for 2016 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	18,351,000	26,038,000	691,000	45,080,000
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	888,000	72,705,000	n/a	73,593,000
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	0	0	n/a	0
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	29,214,000	284,584,000	691,000	314,489,000

For the 2016 fiscal year, the Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts established at the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2016 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, they refer to amounts equivalent to dividends that would be assigned if the beneficiary had been the holder of the shares since the grant of the fixed compensation in shares; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	The members of the Board of Directors also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$3,371 thousand, and Board of Officers: R$13,340 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2 - Total compensation for 2015 - Annual amounts	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A	87,069,723
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, the Annual General Stockholders’ Meeting approved the aggregate compensation amount of R$290 million payable to management bodies (which does not include the statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts established at the Annual General Stockholders’ Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the options grant are not included in the table above, since no options were granted for 2015 under the Plan. For further information on the option grant of the Stock-Based Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.9.

Notes:

1.	As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero.
2.	The portions in shares or stock-based instruments were shown in the “Stock-based compensation" line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3.	Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, they refer to amounts equivalent to dividends that would be assigned if the beneficiary had been the holder of the shares since the grant of the fixed compensation in shares; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.
4.	The members of the Board of Directors also perform executive functions in the Issuer and/or its controlled companies and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5.	The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6.	The average compensation amount per member was, as follows: Board of Directors: R$4,199 thousand, and Board of Officers: R$14,540 thousand. For further information on the Partners Program, see item 13.1.
7.	The number of members of each body is calculated based on the assumptions defined by CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2018		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b	number of members (people)	11.00	23.00	6.00	40.00
c	number of compensated members (people)	11.00	23.00	6.00	40.00
d	With respect to bonuses:
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
	ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
	iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv n/a.

Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv n/a.

Fiscal Council: n/a.

The minimum and maximum amounts described in the previous note were indicated based on budget and management expectations. However, these amounts may vary due to the Issuer’s result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts approved by stockholders at the Annual General Stockholders’ Meeting.

13.3 - 2017		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	10.18	21.67	5.58	37.43
c	number of compensated members (people)	10.18	21.67	5.58	37.43
d	With respect to bonuses:
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
	ii maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
	iii amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
	iv amount effectivelly recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

Fiscal Council: n/a.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in three installments of 1/3 every year in shares (shown in note 1 above). Additionally, it includes Partners Shares, 50% to be delivered in a three-year period and 50% to be delivered in a five-year period (shown in note 1 above).

13.3 - 2016		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.67	21.33	4.33	34.33
c	number of compensated members (people)	8.67	21.33	4.33	34.33
d	With respect to bonuses:
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
	ii maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
	iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
	iv amount effectivelly recognized in income or loss	888,000	72,705,000	0	73,593,000

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000.

Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000.

Fiscal Council: n/a.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for this year.

The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in 2018, 2019 and 2020 in shares (shown in note 1 above). Additionally, it includes the Partners shares to be delivered from 2020 to 2022 (shown in note 1 above).

13.3 - 2015		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.50	19.83	6.00	34.33
c	number of compensated members (people)	8.50	19.83	6.00	34.33
d	With respect to bonuses:
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:
	i minimum amount provided for in the compensation	736,242	51,505,592	n/a	52,241,834
	ii maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
	iii amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
	iv amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1.	(1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows:

Board of Directors: d i 7,241,400; d ii 16,896,600; d iii 12,069,000; d iv 12,069,000.

Board of Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: n/a.

2.	The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for this year.

The variable compensation for the fiscal year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% payable in 2017, 2018 and 2019 in shares (shown in note 1 above). Additionally, it includes the Partners Shares to be delivered from 2019 to 2021 (shown in note 1 above).

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – means to disclose information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Plan ("Stock Option Plan”), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into consideration the history, résumé, market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:

(2) Partners Program

Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with an opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

This program is aimed at officers and employees approved by the Personnel Committee due to their history of contribution, relevant work and outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows:

Partners:

•	Eight-year term of office;
•	Eligible to successive reappointments;
•	Possibility to invest 50% to 100% of variable compensation.

Associates:

•	Four-year term of office;
•	Eligible to two reappointments (maximum 12-year term);
•	Possibility to invest 35% to 70% of variable compensation.

MATCHING

ASSOCIATE

Participants can be elected to the category of Associate or Partner and both of them will be elegible to receive shares as a return on the investment made through the Program (Matching).

PARTNER

Of the total granted, 50% vests in the third year and 50% vests in the fifth year after the award.

DELIVERY YEAR

DELIVERY YEAR

GRANT YEAR
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8

Shares received will remain unavailable for sale for five-and eight-year terms as from each investment in shares.

AVAILABLE FOR SALE

70% ASSOCIATES
50% PARTNERS

AVAILABLE FOR SALE

30% ASSOCIATES
50% PARTNERS

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the consideration paid by the Company, which is delivered in preferred shares (ITUB4).

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Any Partners Shares not yet received will also be subject to "Malus", that is, a reduction proportional to any significant reduction in our realized recurring net income or a negative result of the business area.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the Conglomerate’s development process in the medium and long-term.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and terms of options, in accordance with the rules set forth therein.

Options may be granted only to participants if net income is sufficient to be distributed as mandatory dividends.

Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on Changes in the Plan, see Note 22 to the financial statements under IFRS.

For further information on the Stock Option Plan, please see to the Investor Relations website:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/IUH-2015-04-29_PLANO_DE_OPCOES_(FOR)_ingles.pdf

b) Main objectives of the plan

Stock-based compensation models have the primary purpose of aligning the management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

Stock-based payment models are in compliance with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) are tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long-term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n“ of item 13.4).

f) Maximum number of shares covered by the plan

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven fiscal years.

g) Maximum number of options to be granted

With the purpose of limiting the maximum dilution that stockholders may be subject to: the sum of (i) the shares to be used as compensation, in accordance with the Resolution on Compensation, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted under the Stock Option Plan each year may not exceed the limit of 0.5% of total Issuer’s shares that stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of total shares as mentioned in paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven fiscal years.

h) Conditions for acquisition of shares

Stock-based compensation: Shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Program Regulation, for three- and five-year terms from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares also for three- and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the vesting period has elapsed (see sub item “j” below), upon payment of the strike price (see sub item “i” below). Additionally, options may expire under certain circumstances, such as termination of the relationship (statutory or contractual) between the Beneficiary and Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

Stock-based compensation: The share purchase price is fixed upon the grant, and is equivalent to the average price of shares in the 30 days prior to said price calculation. The share purchase price is calculated in the seventh business day prior to the payment date.

Partners Program: The value of shares is calculated based on the average price of our preferred shares on B3, in the 30 days prior to price calculation, which is carried out in the seventh business day prior to the stock grant or payment.

Stock Option Plan: Purchase and strike prices are fixed by the Personnel Committee upon the option grant and may be determined based on one of the following parameters:

Options: The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGP-M inflation index, or in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

j) Criteria for defining the exercise period

Stock-based compensation: Not applicable, since there is no exercising of options but rather a delivery of shares.

Partners Program: Not applicable, since there is no exercising of options but rather a delivery of shares.

Stock Option Plan: Options may be exercised only after the vesting period elapses and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue and may last from one to seven years from the grant. In general, the vesting period is five years as determined by the Committee.

k) Settlement method

Stock-based compensation: Settlement occurs through the delivery of shares after deferral periods.

Partners Program: Settlement occurs through the delivery of Partners Shares after the deferral periods defined in the Program.

Stock Option Plan: the Beneficiary will pay to the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

l) Restrictions on the transfer of shares

Stock-based compensation: After receiving the shares within one, two or three years, there will be no restrictions to the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, such shares will become unavailable for three and five years from the investment date.

Partners Program: After receiving the Partners Shares within three- and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. The percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. In general, this unavailability period is two years after the option is exercised, as defined by the Committee.

m) Criteria and events that may cause the suspension, amendment or termination of the plan

Stock-based compensation: Any deferred shares may not be delivered in the event of a possible significant reduction in the realized recurring net income of the Issuer or a negative result of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: Any Partners Shares still to be received may not be delivered in the event of a possible significant reduction in the realized recurring net income of the Issuer or a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting.

n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: the general rule when the member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these options.

Partners Program: The general rule when the member leaves is the termination of the Partners Shares not yet delivered. However, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-termination of these options.

Stock Option Plan: The general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, the member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco Conglomerate or if this management member takes up another statutory position in the Itaú Unibanco Conglomerate.

Additionally, subject to criteria established in the internal regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Plan (“Stock Option Plan”).

For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4.

13.5 – Stock-based compensation - Determined for the 2018 fiscal year
a body	Board of Directors		Board of Statutory Officers
b number of members	11.00		23.00
c Number of compensated members	11.00		23.00
option granting year	2018		2018
d weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.006%	0.007%	0.007%	0.043%
Granting of stock options:	0	0	0	0
grant date	4/30/2019	3/1/2019	3/1/2019	3/1/2019
number of options granted	374,517	443,337	2,684,228	2,061,907
term for the options to become exercisable	2020	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ender December 31, 2017
a body	Board of Directors		Board of Statutory Officers
b number of members	10.18		21.67
c Number of compensated members	10.18		21.67
option granting year	2017		2017
d With respect to each stock option grant:
i. grant date	05/02/2018	03/01/2018	03/01/2018	03/01/2018
ii. number of options granted	346,645	300,575	1,697,050	1,519,935
iii. term for the options to become exercisable	2019	1/3 each year	50% at the 3th year 50% at the 5th year	1/3 each year
iv. maximum term to exercise option	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
vi. weighted average strike price:
(a) outstanding at the beginning of the year	n/a	n/a	n/a	n/a
(b) lost during the year	n/a	n/a	n/a	n/a
(c) exercised during the year	n/a	n/a	n/a	n/a
(d) expired during the year	n/a	n/a	n/a	n/a
e fair value of options on the grant date	R$ 51.08	R$ 51.08	R$ 51.08	R$ 51.08
f potential dilution in the case of exercise of all options granted	0.005%	0.005%	0.026%	0.023%

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2016 a body
b Number of members	8.67	Board of Director
c Number of compensated members	8.67
option granting year		2009	2010	2011		2012		2013		2014		2015	2016
d With respect to each stock option grant:
i. grant date		03/03/2009	4/17/2010	4/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	2/29/2016	4/30/2016	3/1/2017
ii. number of options granted		0	391,819	535,500	62,927	541,073	110,905	171,427	270,357	346,516	309,894	448,578	196,266	203,218
iii. term for the options to become exercisable		1/1/2014	1/1/2015	1/1/2016	50% at the 3rd year 50% at the 5th year	1/1/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	100% at 2017	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 24.06	R$ 39.09	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-		-		-		-		-	-	-
(c) exercised during the year		R$ 25.49	-	-		-		-		-		-	-	-
(d) expired during the year		-	-	-		-		-		-		-	-	-
e fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 29.96	R$ 38.31
f potential dilution in the case of exercise of all options granted		0.000%	0.006%	0.008%	0.001%	0.008%	0.002%	0.003%	0.004%	0.005%	0.005%	0.007%	0.003%	0.003%

Continuation
a body
b Number of members	21.33					Board of Statutory Officers
c Number of compensated members	21.33
option granting year		2009	2010	2011			2012		2013		2014		2015		2016
d With respect to each stock option grant:
i. grant date		3/3/2009	4/17/2010	3/9/2011	4/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	2/29/2016	2/29/2016	3/1/2017	3/1/2017
ii. number of options granted		0	4,119,276	94,045	5,882,511	1,320,480	7,315,219	2,072,672	2,003,955	6,366,041	4,527,896	7,515,518	9,665,977	9,905,379	2,532,352	1,707,851
iii. term for the options to become exercisable		1/1/2014	1/1/2015	3/9/2014	1/1/2016	50% at the 3rd year 50% at the 5th year	1/1/2017	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2016	12/31/2017	3/8/2018	12/31/2018	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	n/a	50% at the 2nd year	At the 5th and 8th year	50% at the 2nd year	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year	n/a	At the 5th and 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year[2]		R$ 24.06	R$ 39.09	R$ 21.71	R$ 38.18	(1)	R$ 28.56	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(b) lost during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
(c) exercised during the year		R$ 25.58	-	R$ 21.71	-		-	-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-		-	-	-	-	-	-	-	-	-	-
e Fair value of options on the grant date		R$ 2.90	R$ 8.35	R$ 5.68	R$ 7.53	R$ 24.73	R$ 5.34	R$ 23.56	R$ 23.03	R$ 23.03	R$ 28.40	R$ 28.40	R$ 21.96	R$ 21.96	R$ 38.31	R$ 38.31
f Potential dilution in the case of exercise of all options granted		0.000%	0.063%	0.001%	0.089%	0.020%	0.111%	0.031%	0.030%	0.097%	0.069%	0.114%	0.147%	0.150%	0.038%	0.026%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. The item “d ii” considers the balance at the end of the fiscal year.

6. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.5 - Stock-based compensation - Year ended December 31, 2015 a body
b Number of members	9	Board of Directors
c Number of compensated members	9
option granting year		2009	2010		2011			2012			2013		2014		2015
d With respect to each stock option grant:
i. grant dale		3/3/2009	4/17/2010	2/28/2011	4/19/2011	8/19/2011	2/24/2012	2/24/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/27/2015	2/27/2015	4/30/2015	2/29/2016
ii. number of options granted		772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	407,799
iii. term for the options to become exercisable		1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
iv. maximum term to exercise option		12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 26.34	R$ 42.79	(1)	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)		(3)
(b) lost during the year		-	-	-	-	-		-	-		-		-		-	-
(c) exercised during the year		-	-	(1)	-	(1)		-	-		-		-		-	-
(d) expired during the year		-	-	-	-	-		-	-		-		-		-	-
e fair value of options on the grant date		R$ 3.19	R$ 9.18	R$ 24.67	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35		R$ 27.86		R$ 31.24		R$ 32.95	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.014%	0.008%	0.002%	0.011%	0.001%		0.010%	0.002%		0.006%		0.008%		0.005%	0.007%

Continuation
a body
b Number of members	21	Board of Statutoty Officers
c Number of compensated members	21
option granting year		2008	2009	2010		2011				2012			2013		2014		2015
d With respect to each stock option grant:
i. grant date		2/11/2008	3/3/2009	4/17/2010	2/28/2011	3/9/2011	4/19/2011	8/19/2011	2/24/2012	4/27/2012	2/27/2013	2/27/2013	2/27/2014	2/27/2014	2/272015	2/272015	2/29/2016	2/29/2016
ii. number of options granted		2,390,511	3,795,094	2,275,108	269,489	128,522	3,485,646	236,448	467,794	4,027,748	562,320	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
iii. term for the options to become exercisable		1/1/2013	1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	3/9/2014	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
iv. maximum term to exercise option		12/31/2015	12/31/2016	12/31/2017	n/a	3/8/2018	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
vi. weighted average strike price:
(a) outstanding at the beginning of the year [2]		R$ 40.28	R$ 26.34	R$ 42.79	(1)	R$ 26.27	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
(c) exercised during the year		-	-	-	(1)	-	-	(1)		-	-	-	-	-	-	-	-	-
(d) expired during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
e fair value of options on the grant date		R$ 4.27	R$ 3.19	R$ 9.18	R$ 24.67	R$ 6.25	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35	R$ 31.35	R$ 27.86	R$ 27.86	R$ 31.24	R$ 31.24	R$ 24.16	R$ 24.16
f potential dilution in the case of exercise of all options granted		0.043%	0.068%	0.041%	0.005%	0.002%	0.062%	0.004%		0 072%	0.010%	0.018%	0.028%	0.030%	0.045%	0.036%	0.060%	0.059%

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Granting of Partners Shares, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5. (3) Not applicable to shares.

6. The item ‘d ii’ considers the balance at the end of the fiscal year.

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2017	Board of Directors						Board of Statutory Officers
Body	Number of members					8.67					21.33
	Number of compensated members					8.67	Number of compensated members				21.33
option granting year	2010	2011	2012	Other base years			2010	2011	2012	Other base years
Options not yet exercised
i. Number				3,377,070	2,056,856	340,470				13,096,098	28,779,603
ii. Date on which the options will become exercisable				1/3 each year	50% at the 3rd year 50% at the 5th year	2018				1/3 each year	50% at the 3rd year 50% at the 5th year
iii. Maximum term to exercise option				n/a	n/a	n/a				n/a	n /a
iv. Term of restriction to the transfer of shares				n/a	At the 5th and 8th year	At the 5th and 8th year				n/a	At the 5th and 8th year
v. Weighted average strike price for the year				(1)	(1)	(1)				(1)	(1)
vi. Fair value of options in the last day of the fiscal year				(1)	(1)	(1)				(1)	(1)
Exercisable options	04/17/2010	4/19/2011	02/24/2012				04/17/2010	04/19/2011	04/27/2012
i. Number	0	1,113,069	306,792				0	4,153,067	1,522,466
ii. Maximum term to exercise option	12/31/2017	12/31/2018	12/31/2019				12/31/2017	12/31/2018	12/31/2019
iii. Term of restriction to the transfer of shares	50% at the 2nd year	50% at the 2nd year	50% at the 2nd year				50% at the 2nd year	50% at the 2nd year	50% at the 2nd year
iv. Weighted average strike price for the year	-	-	-				-	-	-
v. Fair value of options in the last day of the fiscal year	R$ 0.90	R$ 4.79	12.48				R$ 0.90	R$ 4.79	12.48
vi. Fair value of total options in the last day of the fiscal year	R$ 0	R$ 5,331,601	R$ 3,828,764				R$ 0	R$ 19,893,191	R$ 19,000,376

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3. (1) Not applicable to stock grants.

4. The item “number” considers the balance at the end of the fiscal year.

5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

13.7 With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2017
a Body	Board of Directors	Board of Statutary Officers
b Number of members	10.18	21.67
c Number of compensated members	10.18	21.67
d Options exercised
i. Number of shares	5,877,887	2,027,563
ii. Weighted average strike price	29.09	29.09
iii. Difference between the strike price and the market value of shares relating to the options exercised	-54,748,206	-18,885,262
e Shares delivered
i. Number of shares	2,111,538.00	2,455,839
ii. Weighted average purchase price	29.09	29.09
iii. Difference between the purchase price and the market value of shares purchased	-19,667,427.56	-22,874,339

Note:

1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2016
a body	Board of Directors						Board of Statutory Officers
b number of members	8.67						21.33
c number of compensated members	8.67						21.33
option granting year	2010	2011	2012	2013	2014	2015	2010	2011	2012	2013	2014
d Options exercised:
i. Number of shares	71,799	41,719	80,445	-	-	-	340,848	260,527	684,718	-	-
ii. Weighted average strike price	26.52	26.52	26.52	-	-	-	26.52	26.52	26.52	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	101,538	-410,002	113,765	-	-	-	482,026	-2,560,412	968,325	-	-
e Shares delivered:
i. Number of shares	-	-	106,787	124,365	125,692	162,876	-	-	483,222	662,229	722,994
ii. Weighted average purchase price	-	-	26.52	26.52	26.52	26.52	-	-	26.52	26.52	26.52
iii. Difference between the purchase price and the market value of shares purchased	-	-	151,017	175,876	177,752	-885,850	-	-	683,370	936,520	1,022,454

Note:

1 The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2015
a body	Board of Directors				Board of Statutory Officers
b number of members	6				20
c number of compensated members	6				20
option granting year	2009	2010	2012	2013	2009	2010	2012	2013
d Options exercised:
i. Number of shares	66,836	29,898	37,730	-	344,530	159,934	260,152	-
ii. Weighted average strike price	R$ 26.65	R$ 26.65	R$ 26.65	-	R$ 26.65	R$ 26.65	R$ 26.65	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	25,476	15,582	-338,733	-	131,326	83,353	-2,335,600	-
e Shares delivered:
i. Number of shares	-	-	58,602	73,137	-	-	291,894	449,097
ii. Weighted average purchase price	-	-	R$ 26.65	R$ 26.65	-	-	R$ 26.65	R$ 26.65
iii. Difference between the purchase price and the market value of shares purchased	-	-	-526,119	-656,611	-	-	-2,620,574	-4,031,915

Note:

1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) the pricing model

•            Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•            Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date.

•            Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

•            Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date;

•	Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by B3, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the past three years of paid dividends, plus interest on capital of the Issuer’s preferred shares;

•	Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

•	Stock option expiry date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of 5 years and the maximum of 10 years; and

•	Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, which may vary between one and seven years, as from the issue date.

•            Stock-based compensation: Not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value.

Partners Program: The market price of the Issuer’s preferred shares on the grant date is discounted at the average annual return rate in the past three years of dividends and interest on capital.

c) Method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into consideration the vesting period for. The vesting period of each series will be established by the Personnel Committee upon issue, which may vary from one year to seven years as from the grant date. In general, the vesting period is five years, as determined by the Committee. After the vesting period elapses, the option can be exercised at any time until the option expiry date.

Stock-based compensation: not applicable.

Partners Program: not applicable.

d) How expected volatility is determined

Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation.

Stock-based compensation: not applicable.

Partners Program: not applicable.

e) If any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonus, and reverse splits, among others.

Stock-based compensation: not applicable.

Partners Program: not applicable.

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

Base date: 12/31/2017
	Companies	Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4}			Audit Committee and Bodies with Technical or Advisory Functions (4)
		Shares			Shares			Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,047,601,700	12,564,670	3,060,166,370	-	1,800,378	1,800,378	8,344	10,871,325	10,879,669	57,090	1,249,132	1,306,222	146	35,422	35,568
	Companhia E.Johnston de Participates	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
Parent	Companhia ESA	1,756,488,370	-	1,756,488,370	-	-	-	-	-	-	-	-	-	-	-	-
companies	Itaúsa - Investimentos Itaú S.A.	1,786,071,724	788,269,357	2,574,341,081	315	601,054	601,369	428	2,597,447	2,597,875	-	-	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-	-	-	-
Under	Itautec S.A.	10,981,768	-	10,981,768	-	-	-	-	-	-	-	-	-	-	-	-
common	Elekeiroz S.A.	14,262,472	16,153,250	30,415,722	-	-	-	-	-	-	-	-	-	-	-	-
control	Duratex S.A.	276,713,800	-	276,713,800	-	-	-	-	-	-	3,692	-	3,692	-	-	-

Note: The table above includes only shares directly held.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub-item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors*		Board of Statutory Officers
b	number of members	4	1	4	7	8
c	number of compensated members	4	1	4	7	8
d	plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e	number of management members that are eligible for retirement	3	1	1	1	2
f	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$ 27,983,006	R$ 3,356,808	R$ 7,969,495	R$ 13,927,468	R$ 2,510,115
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 451,045	R$ 200,827	R$ 316,116	R$ 1,371,328	R$ 446,628
[i]	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item “c”) corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

(*) out of this R$651,871.50 (item“h”), R$223,067.82 arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. Individual maximum, minimum and average compensation for the board of directors, board of statutory officers, and fiscal council:

The Issuer will wait the end of the judicial discussion concerning the legal status of this item (Case No. 2010.51.01002888-5 - 5th Federal Lower Court of Rio de Janeiro) currently pending ruling on appeal, according to the decision made by the Board of Directors.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2017
Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	59%	5%	0%

2016
Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	57%	32%	0%

2015
Body	Board of directors	Board of Statutary Officers	Fiscal council
Related parties	71%	29%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

Not applicable.

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason these amounts were paid to these persons

2017 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	280,978,299	-	280,978,299
Companies under common control	-	-	-	-

2016 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	196,756,670	-	196,756,670
Companies under common control	-	-	-	-

2015 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutary Officers	Fiscal council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

ITEM 14. HUMAN RESOURCES

14.1.       Describe the issuer’s human resources, supplying the following information:

a) Number of employees (total, by groups based on the activity performed and by geographic location).

The tables below show the total number of employees for the years ended December 31, 2017, 2016 and 2015, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2017	2016	2015	2017-2016		2016-2015
In Brazil	85,537	80,871	83,481	4,666	5.8%	(2,610)	(3.1)%
Abroad	13,795	13,908	6,839	(113)	(0.8)%	7,069	103.4%
Argentina	1,700	1,647	1,607	53	3.2%	40	2.5%
Chile	5,922	5,919	2,539	3	0.1%	3,380	133.1%
Colombia	3,650	3,754	39	(104)	(2.8)%	3,715	-
Uruguay	1,122	1,134	1,170	(12)	(1.1)%	(36)	(3.1)%
Paraguay	829	806	799	23	2.9%	7	0.9%
Europe	203	200	216	3	1.5%	(16)	(7.4)%
Other	369	448	469	(79)	(17.6)%	(21)	(4.5)%
Total	99,332	94,779	90,320	4,553	4.8%	4,459	4.9%

Employees	As of December 31,			Variation
(by operating unit)	2017	2016	2015	2017-2016		2016-2015
Retail banking	75,768	71,159	72,815	4,609	6.5%	(1,656)	(2.3)%
Wholesale banking	22,630	22,909	16,468	(279)	(1.2)%	6,441	39.1%
Activities with the market and corporation	934	711	1,037	223	31.4%	(326)	(31.4)%
Total	99,332	94,779	90,320	4,553	4.8%	4,459	4.9%

b) Number of outsourced workers (total, by groups broken down into activities performed and geographical location)

Outsourced workers	Base date: December 31
(by activity)	2017	2016	2015
Surveillance	10,633	12,327	13,530
Cleaning	4,209	4,438	4,936
Maintenance	1,158	1,910	2,206
IT	7,823	8,754	9,513
Logistics / Mail room	5,790	2,430	2,574
Sales representatives	8,654	9,563	10,383
Legal services	-	-	-
Other(1)	1,075	2,693	2,631
Total	39,342	42,115	45,773

(1) Includes facilities, HR services, and temporary labor.

In 2016 the outsourced labor figures decreased, as compared to previous years, due to a reduction in the number of surveillance agents hired in the branch network. The reduced number of outsourced sales representatives is due to the bank’s strategy change in 2015.

Outsourced workers	Base date: December 31
(by region)	2017	2016	2015
South	4,252	4,149	5,766
Southeast	27,409	31,789	32,958
Midwest	2,265	1,985	1,954
Northeast	4,434	3,275	4,341
North	982	917	754
Total	39,342	42,115	45,773

Note: Does not include call centers and collection offices

c) Turnover rate

The Turnover Rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns).

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above

Our number of employees increased from 94,779 in December 31, 2016 to 99,332 in December 31, 2017, mainly due to the acquisition of Citibank.

14.3. Describe the issuer’s employee compensation policies, informing:

a) Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from specialized consultancies, participation in surveys carried out by other banks, and participation in forums specialized in compensation.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance of these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account the employees’ seniority and their individual performance while carrying out duties.

Variable compensation in turn acknowledges the level of dedication, results achieved and the short, medium and long-term sustainability of these results.

In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in respective jurisdictions.

b) Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ many professional categories. The conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment for using banking products and services. Granting of these benefits may vary in accordance with the employee’s category and/or the market or regulatory considerations about jurisdictions specifically applicable to a certain employee.

c) Characteristics of the stock-based profit sharing plans to employees, identifying:

i.	beneficiary groups

ii.	conditions to exercise
iii.	strike prices
iv.	terms of exercise
v.	number of shares committed by the plan

We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year:

DELIVERY OF PREFERRED SHARES

The number of preferred shares or share-based instruments granted is determined by the following factors:

- FINANCIAL RESULTS OF THE COMPANY
- RESULTS OF THE DEPARTMENT
- INDIVIDUAL PERFORMANCE

The grant represents an additional percentage to the amount of the individual Profit Sharing, and it is limited to a ceiling that varies in accordance with the position held and individual performance.

The grant is made in the year immediately after the performance year to which it relates.

Of the total granted, one-third vests each year over a period of three years after the award.

ITUB4
PERFORMANCE YEAR
GRANT YEAR
YEAR 1
YEAR 2
YEAR 3

DELIVERY YEARS

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Upon the delivery of shares, the amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members are paid, adjusted by the profitability rate of the Interbank Deposit Certificate (CDI).

We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 (2).

14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the three past years

Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (time bank) schemes, among others.

From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1,386 active employees with roles in the various boards of directories of the representative labor unions. As enshrined in the collective labor agreement for bank employees, 849 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that impact the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are email, videos, electronic media, advertising totems, the house magazine and Corporative Portal, where human resources policies are detailed in our regulations for personnel “(RP’s)”. In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

The company is a party to annual collective round table negotiations involving the labor unions representing bank, insurance and finance house employees for the joint preparation with employers’ and professional associations the collective labor agreements which spell out employee rights and benefits. The banking sector has historically experienced annual strikes. Below is a brief record of labor stoppages:

Year	Stoppage (working days)(1)	Branches closed (%)
2015	14 working days	37.7
2016(2)	22 working days	37.7

(1) These stoppages did not result in losses for Itaú Unibanco since the movement took place across the entire Brazilian financial system.

(2) The collective labor agreements process in 2016 established agreements valid for a period of two years, valid from September 1, 2016 to August 31, 2018. On September 1, 2017, as stated in the current collective labor agreements, we readjusted salaries and benefits of all employees in the banking category. Thus, we did not have any kind of strike or significant interruptions in banking operations in 2017.

All these movements and strike action at our branches had a partial impact only. Some branches were able to open during the course of the day and the operations of the branch network were never brought to a complete halt. However, in the past few years we have noticed a growing volume of transactions executed through our digital channels. This has made a significant contribution to offsetting the effects of strike action on our operations.

Notwithstanding the foregoing, Itaú Unibanco believes that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialogue and transparency in relations to labor union entities.

14.5. Supply other information that the Issuer may deem relevant

None.

15.1 / 15.2 – Stockholding position

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder		Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder		CPF/CNPJ
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %		Total number of shares (Units)		Total shares %
Details by class of shares (Units)
Class of share	Number of (Units) shares	Shares %
Itaúsa - Investimentos Itaú S.A.
61.532.644/0001-15	Brazilian-SP	Yes		Yes		12/15/2017
No
1,295,937,718	39.205000%		112,882		0.003000%		1,296,050,600	19,829000%
Class of share	Number of shares (Units)		Shares %
TOTAL	0		0.000000%

BlackRock, INC	American	No		No		12/15/2017
No
0	0.000000%		233,283,398		7.221000%		233,283,398	3,569000%
Class of share	Number of shares (Units)		Shares %

TOTAL	0		0.000000%

IUPAR - Itaú Unibanco Participações S.A.
04.676.564/0001-08	Brazilian-SP	Yes		Yes		12/15/2017
No
1,709,389,603	51.713000%		0		0.000000%		1,709,389,603	26,153000%

OTHERS
300,199,585	9.082000%		2,948,838,867		91.281000%		3,249,038,452	49,709000%
Class of share	Number of shares (Units)		Shares %
TOTAL	0		0.000000%

15.1 / 15.2 - Stockholding position

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement	Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
Details by class of shares (Units)
Class of share	Number of shares (Units)	Shares %
TREASURY SHARES - Date of last change: 25/04/2018
0	0.000000%	48,328,179	1.495000%	48,328,179	0,740000%
Class of share	Number of shares (Units)	Shares %

TOTAL	0	0.000000%

TOTAL
3,305,526,906	100.000000%	3,230,563,326	100.000000%	6,536,090,232	100.000000%

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement			Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative				Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)			Preferred shares %	Total number of shares (Units)		Total shares %
PARENT COMPANY / INVESTING COMPANY							CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.							61.532.644/0001-15
Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian-SP			Yes	Yes		11/09/2017
No
358,093,324	12.682000			190,012,375	4.086000		548,105,699	7,333000
Class of share	Number of shares (Units)		Shares %
TOTAL	0	0.000000

Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian-SP		Yes		Yes	11/09/2017
No

2,020	0.001000		0		0.000000	2,020		0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Alfredo Egydio Setubal
014.414.218-07	Brazilian-SP		Yes		Yes	11/09/2017
Total	0	0.000000
No
100,336,439	3.553000		27,157,563		0.584000	127,494,002		1,705000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Ana Lúcia de Mattos Barretto Villela
066.530.828-06	Brazilian-SP		Yes	Yes	11/09/2017
No
358,093,298	12.682000		177,146,351	3.809000	535,239,649	7,161000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Beatriz de Mattos Setubal da Fonseca
316.394.318-70	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.096000		80	0.001000	2,737,959	0,036000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

BlackRock, INC
	American		No	No	11/09/2017
No
0	0.000000		229,620,576	4.937000	229,620,576	3,072000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Bruno Rizzo Setubal
299.133.368-56	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Camila Setubal Lenz Cesar
350.572.098-41	Brazilian-SP		Yes	Yes	11/09/2017
No
2,021	0.001000		1,947	0.001000	3,968	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Companhia ESA
52.117.397/0001-08	Brazilian-SP		Yes	Yes	11/09/2017
No
29,583,348	1.047000		25,439	0.001000	29,608,787	0,396000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Fernando Setubal Souza e Silva
311.798.878-59	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência
60.480.480/0001-67	Brazilian-SP		No	No	12/21/2017
No
433,968,885	15.369000		2,239,970	0.048000	436,208,855	5,836000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Fundação Itaú Social
59.573.030/0001-30	Brazilian-SP		No	No	11/09/2017
No
329,845,956	11.682000		6,701,241	0.144000	336,547,197	4,503000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Gabriel de Mattos Setubal
348.338.808-73	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.096000		80	0.001000	2,737,959	0,036000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian-SP		Yes	Yes	11/09/2017
No
2,125	0.001000		150,456	0.003000	152,581	0,002000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
José Luiz Egydio Setubal
011.785.508-18	Brazilian-SP		Yes	Yes	11/09/2017
No
92,081,190	3.261000		25,454,028	0.547000	117,535,218	1,572000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Julia Guidon Setubal Winandy
336.694.358-08	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Luiza Rizzo Setubal Kairalla
323.461.948-40	Brazilian-SP		Yes	Yes	11/09/2017
No
2,024	0.001000		7,938	0.001000	9,962	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Marcelo Ribeiro do Valle Setubal
230.936.378-21	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		46,745	0.001000	48,796	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Maria Alice Setubal
570.405.408-00	Brazilian-SP		Yes	Yes	11/09/2017
No
62,150,121	2.201000		35,857,917	0.771000	98,008,038	1.311000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Mariana Lucas Setubal
227.809.998-10	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Marina Nugent Setubal
384.422.518-80	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

O. E. Setubal S.A.
61.074.456/0001-90	Brazilian-SP		Yes	Yes	11/09/2017
No
6	0.001000		0	0.000000	6	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Olavo Egydio Mutarelli Setubal
394.635.348-73	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.096000		80	0.001000	2,737,959	0,036000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian-SP		Yes	Yes	11/09/2017
No
101,190,549	3.583000		28,027,409	0.602000	129,217,958	1,728000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
273,597,165	9.684000		3,623,846,947	77.932000	3,897,444,112	52,149000

Patricia Ribeiro do Valle Setubal
230.936.328-62	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		46,745	0.001000	48,796	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Paula Lucas Setubal
295.243.528-69	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

Stockholder
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15
Paulo Egydio Setubal
336.694.318-10	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Paulo Setubal Neto
638.097.888-72	Brazilian-SP		Yes	Yes	11/09/2017
No
114,316,595	4.048000		24,297,324	0.522000	138,613,919	1,854000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Ricardo Egydio Setubal
033.033.518-99	Brazilian-SP		Yes	Yes	11/09/2017
No
100,290,486	3.552000		27,926,668	0.600000	128,217,154	1,715000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15

Ricardo Villela Marino
252.398.288-90	Brazilian-SP		Yes	Yes	11/09/2017
No
63,504,866	2.249000		37,161,345	0.799000	100,666,211	1,346000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Roberto Egydio Setubal
007.738.228-52	Brazilian-SP		Yes	Yes	11/09/2017
No
100,798,683	3.570000		29,373,250	0.631000	130,171,933	1,741000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rodolfo Villela Marino
271.943.018-81	Brazilian-SP		Yes	Yes	11/09/2017
No
63,558,069	2.251000		37,235,970	0.800000	100,794,039	1,348000

TOTAL	0	0.000000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.					61.532.644/0001-15

Rodrigo Ribeiro do Valle Setubal
230.936.298-02	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		46,745	0.001000	48,796	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rudric ITH S.A.
67.569.061/0001-45	Brazilian-SP		Yes	Yes	11/09/2017
No
233,828,158	8.281000		147,158,174	3.164000	380,986,332	5.097000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian-SP		Yes	Yes	11/09/2017
No
2,446	0.001000		602,786	0,012000	605,232	0.008000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

TOTAL

2,823,483,724	100.000000		4,650,146,149	100.000000	7,473,629,873	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
IUPAR - Itaú Unibanco Participações S.A.					04.676.564/0001-08

Cia. E. Johnston de Participações
04.679.283/0001-09	Brazilian-SP		Yes	Yes	02/27/2009
No
355,227,092	50.000000		0	0.000000	355,227,092	33.468000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Itaúsa - Investimentos Itaú S.A.
61.532.644/0001-15	Brazilian-SP		Yes	Yes	12/15/2017
No
355,227,092	50.000000		350,942,273	100.000000	706,169,365	66.532000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
0	0.000000		0	0.000000	0	0.000000

TOTAL
710,454,184	100.000000		350,942,273	100.000000	1,061,396,457	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Cia. E. Johnston de Participações					04.679.283/0001-09

Fernando Roberto Moreira Salles
002.938.068-53	Brazilian-SP		Yes	Yes	04/29/2016
No
1,380	25.000000		2,760	25.000000	4,140	25.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

João Moreira Salles
667.197.397-00	Brazilian-SP		Yes	Yes	04/29/2016
No
1,380	25.000000		2,760	25.000000	4,140	25.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
0	0.000000		0	0.000000	0	0.000000

Pedro Moreira Salles
551.222.567-72	Brazilian-SP		Yes	Yes	04/29/2016
No
1,380	25.000000		2,760	25.000000	4,140	25.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Cia. E. Johnston de Participações					04.679.283/0001-09

TOTAL

5,520	100.000000		11,040	100.000000	16.560	100.000000

Walther Moreira Salles Júnior
406.935.467-00	Brazilian-SP		Yes	Yes	04/29/2016
No
1,380	25.000000		2,760	25.000000	4,140	25.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian-SP		Yes	Yes	11/09/2017
No
,	20.386000		0	0.000000	358,093,324	20.386000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian-SP		Yes	Yes	11/09/2017
No
2.020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Alfredo Egydio Setubal
014.414.218-07	Brazilian-SP		Yes	Yes	11/09/2017
No
100,336,439	5.712000		0	0.000000	100,336,439	5.712000
TOTAL	0	0.000000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Ana Lúcia de Mattos Barretto Villela
066.530.828-06	Brazilian-SP		Yes	Yes	11/09/2017
No
358,093,298	20.386000		0	0.000000	358,093,298	20.386000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Beatriz de Mattos Setubal da Fonseca
316.394.318-70	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.155000		0	0.000000	2,737,879	0.155000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Bruno Rizzo Setubal
299.133.368-56	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Camila Setubal Lenz Cesar
350.572.098-41	Brazilian-SP		Yes	Yes	11/09/2017
No
2,021	0.001000		0	0.000000	2,021	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Fernando Setubal Souza e Silva
311.798.878-59	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
TOTAL	0	0.000000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Gabriel de Mattos Setubal
348.338.808-73	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.155000		0	0.000000	2,737,879	0.155000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian-SP		Yes	Yes	11/09/2017
No
2,125	0.001000		0	0.000000	2,125	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

José Luiz Egydio Setubal
011.785.508-18	Brazilian-SP		Yes	Yes	11/09/2017
No
92,081,190	5.242000		0	0.000000	92,081,190	5.242000
TOTAL	0	0.000000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Julia Guidon Setubal Winandy
336.694.358-08	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Luiza Rizzo Setubal Kairalla
323.461.948-40	Brazilian-SP		Yes	Yes	11/09/2017
No
2,024	0.001000		0	0.000000	2,024	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Marcelo Ribeiro do Valle Setubal
230.936.378-21	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		0	0.000000	2,051	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Maria Alice Setubal
570.405.408-00	Brazilian-SP		Yes	Yes	11/09/2017
No
62,150,121	3.538000		0	0.000000	62,150,121	3538000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Mariana Lucas Setubal
227.809.998-10	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Marina Nugent Setubal
384.422.518-80	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
TOTAL	0	0.000000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

O. E. Setubal S.A.
61.074.456/0001-90	Brazilian-SP		Yes	Yes	11/09/2017
No
6	0.001000		0	0.000000	6	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Olavo Egydio Mutarelli Setubal
394.635.348-73	Brazilian-SP		Yes	Yes	11/09/2017
No
2,737,879	0.155000		0	0.000000	2,737,879	0.155000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian-SP		Yes	Yes	11/09/2017
No
101,190,549	5.760000		0	0.000000	101,190,549	5.760000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
	0	0.000000	0	0.000000	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Patricia Ribeiro do Valle Setubal
230.936.328-62	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		0	0.000000	2,051	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Paula Lucas Setubal
295.243.528-69	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Paulo Egydio Setubal
336.694.318-10	Brazilian-SP		Yes	Yes	11/09/2017
No
2,020	0.001000		0	0.000000	2,020	0.001000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Paulo Setubal Neto
638.097.888-72	Brazilian-SP		Yes	Yes	11/09/2017
No
114,316,595	6.508000		0	0.000000	114,316,595	6.508000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Ricardo Egydio Setubal
033.033.518-99	Brazilian-SP		Yes	Yes	11/09/2017
No
100,290,486	5.709000		0	0.000000	100,290,486	5.709000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Ricardo Villela Marino
252.398.288-90	Brazilian-SP		Yes	Yes	11/09/2017
No
63,504,866	3.615000		0	0.000000	63,504,866	3.615000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Roberto Egydio Setubal
007.738.228-52	Brazilian-SP		Yes	Yes	11/09/2017
No
100,798,683	5.738000		0	0.000000	100,798,683	5.738000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rodolfo Villela Marino
271.943.018-81	Brazilian-SP		Yes	Yes	11/09/2017
No
63,558,069	3.618000		0	0.000000	63,558,069	3.618000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rodrigo Ribeiro do Valle Setubal
230.936.298-02	Brazilian-SP		Yes	Yes	11/09/2017
No
2,051	0.001000		0	0.000000	2,051	0.001000
TOTAL	0	0.000000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Companhia ESA					52.117.397/0001-08

Rudric ITH S.A.
67.569.061/0001-45	Brazilian-SP		Yes	Yes	11/09/2017
No
233,828,158	13.306000		0	0.000000	233,828,158	13.306000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian-SP		Yes	Yes	11/09/2017
No
2,446	0.001000		0	0.000000	2,446	0.001000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

TOTAL
1,756,488,370	100.000000		0	0.000000	1,756,488,370	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

José Luiz Egydio Setubal
011.785.508-18	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Maria Alice Setubal
570.405.408-00	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
0	0.000000		0	0.000000	0	0.000000

Paulo Setubal Neto
638.097.888-72	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Ricardo Egydio Setubal
033.033.518-99	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Roberto Egydio Setubal
007.738.228-52	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

TOTAL
700,000	100.000000		0	0.000000	700,000	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Rudric ITH S.A.					67.569.061/0001-45

Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian-SP		Yes	Yes	05/26/2017
No
2	0.002000		0	0.000000	2	0.002000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
0	0.000000		0	0.000000	0	0.000000

Ricardo Villela Marino
252.398.288-90	Brazilian-SP		Yes	Yes	05/26/2017
No
458,896,903	49.999000		0	0.000000	458,896,903	49.999000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rodolfo Villela Marino
271.943.018-81	Brazilian-SP		Yes	Yes	05/26/2017
No
458,896,903	49.999000		0	0.000000	458,896,903	49.999000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement	Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ
Details of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				CPF/CNPJ	Composition of capital stock
Rudric ITH S.A.				67.569.061/0001-45

TOTAL
917,793,808	100.000000	0	0.000000	917,793,808	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement	Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ
Details of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.				61.532.644/0001-15

OTHERS
2,823,483,724	100.000000	4,650,146,149	100.000000	7,473,629,873	100.000000

TOTAL
2,823,483,724	100.000000	4,650,146,149	100.000000	7,473,629,873	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

José Luiz Egydio Setubal
011.785.508-18	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Maria Alice Setubal
570.405.408-00	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS
0	0.000000		0	0.000000	0	0.000000

Paulo Setubal Neto
638.097.888-72	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Ricardo Egydio Setubal
033.033.518-99	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
O. E. Setubal S.A.					61.074.456/0001-90

Roberto Egydio Setubal
007.738.228-52	Brazilian-SP		Yes	Yes	04/30/2013
No
100,000	14.285000		0	0.000000	100,000	14.285000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

TOTAL
700,000	100.000000		0	0.000000	700,000	100.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement		Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ
Details by class of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY					CPF/CNPJ	Composition of capital stock
Rudric ITH S.A.					67.569.061/0001-45

Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian-SP		Yes	Yes	05/26/2017
No
2	0,002000		0	0.000000	2	0.002000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

OTHERS

0	0.000000		0	0.000000	0	0.000000

Ricardo Villela Marino
252.398.288-90	Brazilian-SP		Yes	Yes	05/26/2017
No
458,896,903	49.999000		0	0.000000	458,896,903	49.999000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

Rodolfo Villela Marino
271.943.018-81	Brazilian-SP		Yes	Yes	05/26/2017
No
458,896,903	49.999000		0	0.000000	458,896,903	49.999000
Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY / INVESTING COMPANY

STOCKHOLDER
CPF/CNPJ	Nationality-State	Party to Stockholders’ Agreement	Controlling stockholder	Last change
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ
Details of shares (Units)
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				CPF/CNPJ	Composition of capital stock
Rudric ITH S.A.				67.569.061/0001-45

TOTAL
917,793,808	100.000000	0	0.000000	917,793,808	100.000000

15.3 – Distribution of Capital

Date of last general stockholders’ meeting/ Date of last update	04.25.2018

Number of stockholders – individuals (units)	120,048

Number of stockholders – companies (units)	11,913

Number of institutional investors (units)	1,023

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	258,294,803	7.814000%

Number of preferred shares (units)	3,154,117,795	97.634000%

Total	3,412,412,598	52.209000%

15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares

ON – Common shares

(in liquidation)
(1) Date: 03.31.2018.

(2) Date: 04.25.2018.

Percentages do not include treasury shares.

(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

(3) Date: 12.31.2017.

Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b)	Subsidiary and affiliated companies
c)	Issuer's ownership interest in the group's companies

d)	Group companies' ownership interest in the Issuer

e)	Companies under common control

	Interest in the voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Corpbanca	22.45	22.45	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	99.99	99.99	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (company owned by the Moreira Salles family) have a stockholders’ agreement to govern their relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

January 27, 2009.

c) term of effectiveness

The Stockholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period.

d) description of the clauses related to the exercise of voting right and control power

The signatories of the stockholders' agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries.

e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who assume management positions

The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Executive Board is composed of four members, two of whom are appointed by Cia. E. Johnston and two by Itaúsa. The Board of Directors of Itaú Unibanco Holding, as previously mentioned in this Form, is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to the indirect interest in our capital. There are no clauses providing for the nomination of individuals to managerial positions.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares held by Itaúsa and Cia. E. Johnston in IUPAR cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive right and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. At its own free will, Itaúsa may transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer their total shares of IUPAR, Itaúsa may exercise its tag-along right to include all or part of Itaú Unibanco Holding’s shares that it directly owns.

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors or of other supervisory and control bodies

The members of the Board of Directors nominated by Itaúsa and IUPAR vote together.

15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members

Until December 31, 2017, there were no relevant changes in the ownership interests of the Issuer’s control group and management members.

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved

a) event;

b) main business conditions;

c) companies involved;

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members;

e) corporate structure before and after the transaction;

f) mechanisms adopted to ensure equitable treatment among stockholders

For purposes of this item, we adopted as materiality criterion for operations involving amounts higher than R$740 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million at December 31, 2017).

2017

XP Investimentos

Event

Acquisition of minority interest in XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”).

Main business conditions

On May 11, 2017, Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (accounting for 30.1% of common shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5%, which will result in a 62.4% interest in the total share capital of XP Holding (accounting for 40.0% of common shares) based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5%, which will entitle us to a 74.9% share in XP Holding’s total capital (accounting for 49.9% of common shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to nominate 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. Exercising any of these options will enable Itaú Unibanco to acquire the control and total equity of XP Holding.

The consummation of acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There will be no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction

After complying with usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, the Issuer, by means of its subsidiaries, after the First Acquisition, will become the holder of 49.9% of the total capital stock (accounting for 30.1% of common shares) of XP Holding.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

2016

Citibank

Event

Acquisition of retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. (“Tecban”) (representing up to 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (“Cibrasec”) (representing up to 3.60% of its capital).

Main business conditions

On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered into, by means of its subsidiaries, an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) for acquisition of the retail activities carried out by Citibank in Brazil.

On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 retail clients, approximately 1.1 million credit cards, and a loan portfolio of approximately R$ 6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets.

In August 2017, the Administrative Council for Economic Defense (CADE) approved Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017 we obtained the final authorization from the Central Bank of Brazil (BACEN) for said acquisition.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’S retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in Tecban and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met.

Companies involved

Itaú Unibanco S.A., Banco Itaucard S.A., Marcep Corretagem de Seguros S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc. and Citibank N.A., Brazil Branch, as well as Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban and Cibrasec.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There will be no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction

After complying with usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, the Issuer, by means of its subsidiaries, absorbed Citibank’s retail business and became the holder of 4.03% of Tecban’s capital and 3.60% of Cibrasec’s capital in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).
Main business conditions

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado

On April 29, 2014, an agreement was entered into to establish the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%.

On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital, for the approximate amount of R$1.28 billion.

In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

Companies involved	BMG and Itaú Unibanco
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and voting capital.
Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).
Main business conditions

On December 31, 2015, we entered into a purchase and sale agreement and other covenants ("Agreement") with Banco BTG Pactual S.A. (“BTG”) through which we agreed to acquire 81.94% of ownership interest in Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of the ownership interest in Recovery’s capital, Itaú Unibanco agreed, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related to recovery of the portfolios held by BTG.

After complying with certain conditions established in the agreement (including obtaining any required regulatory authorizations), the acquisition of Recovery and portfolios totaled R$1.210 billion, adjusted from the execution to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction

After complying with the conditions precedent set forth in the agreement, among which obtaining required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% acquired from BTG and 7.14% from other stockholders.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

ConectCar

Event
Main business conditions

On October 21, 2015, through our subsidiary Rede, we entered into a share purchase and sale agreement, in which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining stake (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar provides intermediation services for the automatic payment of toll, fuel and parking lot. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares and execution of the stockholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was carried out on January 29, 2016, after the fulfillment of usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	After complying with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.
Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

15.8 Other relevant information

Additional information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03.30.2011	Opening balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737

11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700

04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270

06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197

07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817

10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting.

d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting.

Additional information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 25, 2018 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the April 25, 2018 base date.

ITEM 16. TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found

Our policy for transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal practices (such as the guidelines in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards. Transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolutions No. 3,750/2009 and No. 4.636/2018.

Transactions or sets of connected transactions with related parties involving amounts higher than R$1.0 million in the period of one year must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis.

To access our Transactions with Related Parties Policy, approved by the Board of Directors on October 26, 2017, see to:

http://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Politica_para_Transacoes_de_Partes_Relacionadas_Ingl.pdf

Instruction CVM No. 480/2009 requires transactions with related parties meeting the conditions set forth by Schedule 30-XXXIII of such rule be disclosed in up to seven (7) business days from their occurrence, in accordance with the terms defined in such rule.

Unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING;

•	Non-financial subsidiaries and affiliates of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco – Previdência Complementar, and FUNBEP – Fundo de Pensão Multipatrocinado, closed private pension companies that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais, and Associação Cubo Coworking Itaú, entities maintained by ITAÚ UNIBANCO HOLDING to operate in their respective areas of interest; and

•	Interests in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or that are in effect in the current year:

Transactions among companies included in the consolidation were eliminated from the financial statements and consider the absence of risk.

a) Name of related parties

•	Itaúsa Investimentos Itaú S.A. – Parent Company

•	Duratex S.A. – Non-financial subsidiary of Itaúsa

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of Itaúsa Investimentos Itaú S.A.

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa Investimentos S.A.

•	Elekeiroz S.A. – Non-financial subsidiary of Itaúsa

•	Itautec S.A. – Non-financial subsidiary of Itaúsa

•	Alpargatas S.A. – Non-financial subsidiary of Itaúsa

•	Fundação Itaú Unibanco – Previdência Complementar – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

•	Instituto Unibanco – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

•	Fundação Itaú Social – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

•	Associação Itaú Viver Mais – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

•	Associação Cubo Coworking – an entity maintained by Itaú Unibanco and subsidiaries to operate in its respective areas of interest

b) Relationship of the parties with the issuer

See items a), e) and f)

c) Date of transaction

See items e) and f)

d) Subject matter of the agreement

•	Loan operations

•	Securities and derivative financial instruments

•	Interbank deposits

•	Repurchase agreements

•	Donations for investments in social projects in accordance with Law No 8,313/91, Article 26

•	Rental for use of common structure

e) Whether the issuer is a creditor or debtor

See item f)

f) Amount involved in the transaction Consolidated												R$ million
Name of the Related Party	Relationship of the parties with the issuer	Date of transaction	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Term of the relationship (maturity)	Corresponding amount of such related party in the transaction, if it can be calculated	Related guarantees and insurance	This relationship is a loan or other type of debt	Type of and reasons for the transaction	Interest rate	Issuer's contractual position (creditor or debtor)
Alpargatas S.A.	ITAÚSA's jointly-controlled subsidiary	01/24/2013	Loan operations	96.00	96.00	01/03/18 to 08/15/24	N/A	No	No	Credit	85,5% p.a.	Debtor
Duratex S.A.	ITAÚSA's non-financial subsidiary	03/21/2016	Repurchase agreements	(22.00)	(22.00)	03/12/2018 to 11/27/2019	N/A	No	No	Funding	97,5% to 100% of CDI	Creditor
Elekeiroz S.A.	ITAÚSA's non-financial subsidiary	08/31/2016	Repurchase agreements	(5.00)	(5.00)	03/12/2018 to 08/31/2019	N/A	No	No	Funding	97,5% of CDI	Creditor
Olímpia Promoção e Serviços S.A.	Affiliated company	01/27/2017	Repurchase agreements	(7.00)	(7.00)	01/22/2018 to 12/28/2018	N/A	No	No	Amounts payable	100% Selic	Creditor
Itaúsa Investimentos Itaú S.A.	Parent company	01/01/2017	Amounts receivable/ payable	-	-	12/31/2017	N/A	No	No	Rental	0	Creditor
Olímpia Promoção e Serviços S.A.	Affiliated company	01/01/2017	Amounts receivable/ payable	(2.00)	-	12/31/2017	N/A	No	No	Administration fee	0	Creditor
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01/2017	Amounts receivable/ payable	(106.00)	(106.00)	12/31/2017	N/A	No	No	Amounts payable and administration fees	0	Creditor
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01/2017	Amounts receivable/ payable	-	-	12/31/2017	N/A	No	No	Amounts receivable and administration fees	0	Creditor
Itaúsa Investimentos Itaú S.A.	Parent company	01/01/2017	Rental	-	-	12/31/2017	N/A	No	No	Amounts receivable	0	Creditor
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01/2017	Rental			12/31/2017	N/A	No	No	Rental	0	Creditor
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01/2017	Rental			12/31/2017	N/A	No	No	Rental	0	Creditor
Instituto Itaú Cultural	Entity maintained by Itaú Unibanco	01/01/2017	Donations	-	-	12/31/2017	N/A	No	No	Donations	0	Creditor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco	01/01/2017	Donations	-	-	12/31/2017	N/A	No	No	Donations	0	Creditor
Associação Itaú Viver Mais	Entity maintained by Itaú Unibanco	01/01/2017	Donations	-	-	12/31/2017	N/A	No	No	Donations	0	Creditor

g) Existing balance

See item f)

h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

Not applicable.

i) Related guarantees and insurance

Not applicable.

j) Term of the relationship

See item f)

k) Termination or extinction conditions

Not applicable.

l) When the relationship is a loan or other type of debt, please also state:

i – Type of and reasons for the transaction

ii – Interest rate charged

Not applicable.

16.3. With respect to each of the transactions or set of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest; and b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date of December 31, 2017, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms usual in the market, on an arm’s length basis, and, therefore, do not give rise to any benefit or loss for the parties, particularly:

•	Loan operations – transaction with Alpargatas S.A. included as of September 30, 2017.

•	Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Securities – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Repurchase agreements – rates used are similar to those in transactions with third parties;

•	Donations – made in compliance with respective entities’ bylaws and social projects to be implemented;

•	Rental expenses – in accordance with usual market practices, subject to annual adjustments at the variation of IGPM/FGV (general market price index published by Fundação Getulio Vargas);

•	Amounts payable to related companies – price adjustment related to the purchase of investment, whose variation is reflected according to the change in the market value of the purchased investment;

•	Revenue (expenses) from the provision of services – custody, brokerage and portfolio management services.

16.4. Supply other information that the issuer may deem relevant

Not applicable.

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type;

b) subscribed capital, separated by class and type;

c) paid-up capital, separated by class and type;

d) term for the payment of unpaid capital, separated by class and type;

e) authorized capital, stating number of shares, value and authorization date

Date of authorization or approval	In Brazilian reais	Term for the payment of capital that has not yet been paid up	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Type of capital	Issued capital
02/22/2018	97,148,000,000		3,305,526,906	3,230,563,326	6,536,090,232
Type of capital	Subscribed capital
02/22/2018	97,148,000,000		3,305,526,906	3,230,563,326	6,536,090,232
Type of capital	Paid-up capital
02/22/2018	97,148,000,000		3,305,526,906	3,230,563,326	6,536,090,232
Type of capital	Authorized capital
09/14/2016	0,00		4,392,300,000	4,392,300,000	8,784,600,000

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

17.3 - Information on splits, reverse splits and bonus shares

Date of approval	Number of shares before approval (unit)			Number of shares after approval (unit)
	Number of common shares	Number of preferred shares	Number of total shares	Number of common shares	Number of preferred shares	Number of total shares
Bonus shares 04/29/2015	2,770,036,544	2,760,796,137	5,530,832,681	3,047,040,198	3,036,875,751	6,083,915,949
Bonus shares 09/14/2016	3,047,040,198	2,936,875,751	5,983,915,949	3,351,744,217	3,230,563,326	6,582,307,543

17.4. Information on capital reduction

Justification for not filling out the table:

No capital reduction.

17.5 – Other relevant information

Item 17.1 – Information - Capital

The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319.951,112 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

Item 17.2 – Capital increases

I – Supplementary information related to changes in the Company’s capital that took place in the past three years

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital
04/29/2015	General Stockholders’ Meeting	04/29/2015	R$10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13.53066666666

09/14/2016	General Stockholders’ Meeting	09/14/2016	R$12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry common shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14.09310846996

II – Bonus shares – April 29, 2015

At the Extraordinary General Stockholders’ Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of ten billion one hundred forty-eight million reais (R$10,148,000,000.00), with said capital stock increasing to eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00) from seventy-five billion reais (R$75,000,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

Capital will be increased through bonus shares with the issue of 553,083,268 new shares, of which 277,003,654 common and 276,079,614 preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on June 25, 2015.

III – Bonus shares – September 14, 2016

At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of twelve billion reais (R$12,000,000,000.00), with said capital stock increasing to ninety-seven billion, one hundred and forty-eight million reais (R$97,148,000,000.00) from eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

The capital will be increase through bonus in shares with the issue of 598,391,594 new shares, of which 304,704,019 are common and 293,687,575 are preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on September 23, 2016.

ITEM 18. SECURITIES

18.1. Rights of shares

a) right to dividends;

b) voting right;

c) convertibility into another class or type of share, indicating:

  i. conditions;

  ii. effects on capital;

d) rights to capital reimbursement;

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake;

f) restrictions on outstanding securities;

g) conditions for changing the rights assured by such securities;

h) possibility of redemption of shares, indicating:

  i. cases for redemption;

  ii. formula for the calculation of the redemption amount;

i) other relevant characteristics;

j) foreign issuers must identify the differences between the characteristics described in items "a" and "i" and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer's country or of the country in which the foreign issuer's securities are held

Type of shares or CDA	Common shares
Tag Along	80%

Right to dividends	Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

Voting right	Full.

Convertibility	No.

Rights to capital reimbursement	Yes.

Description of capital
reimbursement characteristics	In the case of the liquidation of the issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer's obligations

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders' Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.

Restriction on outstanding securities	No.

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.

Possibility of redemption of shares, indicating:	Yes, as set forth by current legislation

i. cases for redemption	Definitive withdrawal of redeemable shares, as set forth by current legislation

ii. formula for calculation of the redemption amount	Not applicable.

Other relevant characteristics	Not applicable.

Characteristics of foreign issuers' shares	Not applicable.

18.1. Rights of shares

a) right to dividends;

b) voting right;

c) convertibility into another class or type of share, indicating:

  i. conditions;

  ii. effects on capital;

d) rights to capital reimbursement;

e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake;

f) restrictions on outstanding securities;

g) conditions for changing the rights assured by such securities;

h) possibility of redemption of shares, indicating:

  i. cases for redemption;

  ii. formula for calculation of the redemption amount;

i) other relevant characteristics;

j) foreign issuers must identify the differences between the characteristics described in items "a" and "i" and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer's country or of the country in which the foreign issuer's securities are held

Type of shares or CDA	Preferred shares
Tag Along	80%

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

Right to dividends

Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

Voting right	No right (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law)

Convertibility	No.

Rights to capital reimbursement	Yes.

Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer's obligations

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders' Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.

Restriction on outstanding securities	No.

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the Issuer.

Possibility of redemption of shares, indicating:	Yes, as set forth by current legislation

i. cases for redemption	Definitive withdrawal of redeemable shares, as set forth by current legislation

ii. formula for the calculation of the redemption amount	Not applicable.

Other relevant characteristics	Not applicable.

Characteristics of foreign issuers' shares	Not applicable.

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering

Not applicable.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the bylaws

Not applicable.

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets, in each of the quarters of the past three years

2017
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2017	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 26,301,132,525	R$ 42.00	R$ 33.31	R$ 38.3	R$ per unit
06/30/2017	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,995,747,836	R$ 40.44	R$ 31.70	R$ 37.3	R$ per unit
09/30/2017	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 23,568,303,199	R$ 44.09	R$ 35.95	R$ 39.8	R$ per unit
12/31/2017	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 26,048,243,384	R$ 45.79	R$ 40.67	R$ 42.8	R$ per unit
03/31/2017	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 333,408,644	R$ 36.38	R$ 29.36	R$ 33.44	R$ per unit
06/30/2017	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 275,170,571	R$ 35.59	R$ 30.28	R$ 33.20	R$ per unit
09/30/2017	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 252,755,059	R$ 39.10	R$ 32.00	R$ 35.18	R$ per unit
12/31/2017	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 3,072,703,643	R$ 40.18	R$ 36.08	R$ 38.16	R$ per unit

2016
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,822,513,019	R$ 30.51	R$ 20.74	R$ 24.48	R$ per unit
06/30/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 25,601,436,010	R$ 31.26	R$ 25.32	R$ 27.87	R$ per unit
09/30/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 24,921,993,550	R$ 33.71	R$ 27.27	R$ 31.61	R$ per unit
12/31/2016	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,619,767,856	R$ 38.84	R$ 31.01	R$ 34.75	R$ per unit
03/31/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 283,813,329	R$ 26.09	R$ 19.54	R$ 21.94	R$ per unit
06/30/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 213,129,695	R$ 26.82	R$ 22.27	R$ 24.23	R$ per unit
09/30/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 250,017,122	R$ 29.45	R$ 23.21	R$ 27.32	R$ per unit
12/31/2016	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 298,370,767	R$ 33.49	R$ 27.28	R$ 30.08	R$ per unit

2015
Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,077,438,130	R$ 31.05	R$ 26.83	R$ 28.78	R$ per unit
06/30/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 28,891,296,729	R$ 32.64	R$ 26.78	R$ 28.78	R$ per unit
09/30/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 30,759,592,554	R$ 29.19	R$ 22.47	R$ 25.81	R$ per unit
12/31/2015	Shares	Preferred	Stock exchange	BM&FBOVESPA S.A.	R$ 29,041,803,513	R$ 27.54	R$ 23.64	R$ 25.30	R$ per unit
03/31/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 263,231,927	R$ 27.99	R$ 24.55	R$ 26.16	R$ per unit
06/30/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 229,563,127	R$ 29.69	R$ 25.90	R$ 27.73	R$ per unit
09/30/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 133,236,076	R$ 27.92	R$ 21.65	R$ 24.49	R$ per unit
12/31/2015	Shares	Common	Stock exchange	BM&FBOVESPA S.A.	R$ 166,426,126	R$ 25.45	R$ 21.68	R$ 23.26	R$ per unit

18.5. Describe securities issued in Brazil other than shares and that are not yet due or have not been redeemed, indicating:

a) identification of the security

b) number

c) total face value

d) date of issue

e) debt balance overdue at the end of the previous fiscal year

f) restrictions on outstanding securities

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions

ii. effects on capital

h) possibility of redemption, indicating:

i. cases for redemption

ii. formula for the calculation of the redemption amount

i) when the securities are debt related, please indicate, when applicable:

i. maturity, including early maturity conditions

ii. interest

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends
•	the disposal of certain assets
•	the contracting of new debt
•	the issue of new securities, and
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries

vi. the fiduciary agent, indicating the main terms of the agreement

j) any conditions for changing the rights assured by such securities

k) other relevant characteristics

Not applicable. For securities issued abroad by Itaú Unibanco Holding S.A., see item 18.8.

18.5-A. Number of holders of each type of security described in item 18.5, as determined in the end of the previous year, who are:

i. individuals

ii. companies

iii. institutional investors

Not applicable.

18.6. Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on B3 S.A. – BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001.

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	Medium-Term Note Programme
a. country	United States of America	Gran Duchy of Luxembourg
b. market	New York Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	Depending on the issue
e. if applicable, indicate the trading segment	Level II	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	50.2% (1)	N/A
h. If applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	27.6% (2)	N/A
i. If applicable, depository bank	The Bank of New York Mellon	The Bank of New York Mellon
j. If applicable, custodian institution	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2017. Source: Econcmàtica.

(2) Balance of outstanding ADSs in relation to the preferred shares of capital stock outstanding at December 31, 2017. Source: Economàtica.

In the United States

Our preferred shares are traded on the NYSE, in the form of American Depositary Shares (or ADSs, one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements under IFRS as of 2011 and compliance with U.S. legislative requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement dated May 31, 2001, as amended on February 20, 2002 and on March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary's principal executive office is located at 225 Liberty Street, New York, New York 10281.

ADS holders do not have the same rights as stockholders, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York Law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

18.8. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

e) debt balance overdue at the end of the previous fiscal year;

f) restrictions on outstanding securities;

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for the calculation of the redemption amount;

i) when the securities are debt related, please indicate, when applicable:

i. the maturity, including early maturity conditions;

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee;

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated;

v. possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends;
•	the disposal of certain assets;
•	the contracting of new debt;
•	the issue of new securities, and
•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries.

vi. any conditions for changing the rights assured by such securities;

vii. other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, and (xii) the tenth issue of perpetual Subordinated Notes, all within the scope of the Program.

First Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Debt balance on December 31, 2017: R$3,343,099,706.08

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “vii” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co., and Morgan Stanley & Co. Incorporated. The Dealers can be changed by the issuer at any time.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f –“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Debt balance on December 31, 2017: R$3,308,000,000.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “vii” Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Third Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: BRL500,000,000.00

d. Issue Date: November 23, 2010.

e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series, which is US$1,250,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Debt balance on December 31, 2017: R$914,564,870.90

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “vii” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$500,000,000.00

d. Issue Date: June 21, 2011.

e. Debt balance on December 31, 2017: R$1.669.230.351,65

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “vii” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Reopening of the Fourth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, which is US$1,050,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Debt balance on December 31, 2017: R$1,819,400.00

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012.

iii.	Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated. See item “vii” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fifth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Debt balance on December 31, 2017: R$4,201,194,456.92

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012.

iii.  Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Sixth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,375,000,000.00

d. Issue Date: August 6, 2012.

e. Debt balance on December 31, 2017: R$4,635,401,415.91

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is August 6, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, beginning February 6, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type: Subordinated.

See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f –

“Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Seventh Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,870,000,000.00

d. Issue Date: November 13, 2012

e. Debt balance on December 31, 2017: R$6.214.168.430,80

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “J” – Other relevant characteristics.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii.	Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by this stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – “Restriction on Outstanding Securities”

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Eighth Issue

a. Identification of the Issue, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: USD1,050,000,000.00

d. Issue Date: May 26, 2015.

e. Debt balance on December 31, 2017: R$3,481,670,022.66

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: The Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i.	When the securities are debt-related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

ii.	Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 2.85% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015.

iii.	Guarantees: Not applicable.

iv.	Type: Unsecured.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

vii.	Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc.

Requests for both the listing of the Notes in the official trading list of the Luxembourg Stock Exchange and for admission to trade the Notes in the Euro MTF market of the same exchange will be submitted.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12- month period counted from March 12, 2015. The first day of listing of the Notes was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non- US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item f – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Ninth Issue

a. Identification of the Issue, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on.

c) Total Face Value: US$1,250,000,000.00

d. Issue Date: December 12, 2017.

e. Debt balance on December 31, 2017:R$4,148,366,962.27

e) Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event.

Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00.

Early redemption of Notes at the issuer’s discretion: 100% of the denominated amount of US$1,000.00.

i) When the securities are debt related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii. Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection lawsuits or execution actions.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

ii.	Interest:

The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “vii. Other relevant characteristics”.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii. Other relevant characteristics”).

•	the disposal of certain assets: Not applicable.

•	the contracting of new debts: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

vii.	Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. Restrictions on outstanding securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation,; (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Tenth Issue

a. Identification of the Issue, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its Scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value US$750,000,000.00

d. Issue date March 19, 2018

e. Debt balance on March 31, 2018: R$2,498,251,175.83

f. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality at any time, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for the Calculation of the Redemption Amount

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00

i. When the securities are debt related, please indicate, when applicable:

i.	Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii. Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection lawsuits or execution actions.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

ii.	Interest:

The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period.

The payments of principal amount and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, as from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018.

iii.	Guarantees:

Not applicable. Subordinated Notes. In the event of liquidation, the holders of the Notes will be paid after all other special creditors with secured guarantees and other unsecured creditors have been satisfied.

iv.	Type:

Subordinated. See item “vii. Other relevant characteristics”.

v.	Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii. Other relevant characteristics”).

•	the disposal of certain assets: Not applicable.

•	the contracting of new debt: Not applicable.

•	the issue of new securities: Not applicable.

•	corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes.

vi.	Conditions for changing the rights assured by such securities:

Some changes can be made in the terms and conditions of the Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification of the interest rate of the Notes, the amount of the outstanding Notes, the payment dates and the subordination of these Notes.

vii.	Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are: BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.. An authorization was obtained from the Luxembourg Stock Exchange so that the Notes issued within the scope of the Program can be admitted for trading in the Euro MTF market, managed by that stock exchange. The date the Notes was first listed was March 19, 2018.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. Restrictions on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event that the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation,; (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

Not applicable.

18.10. Should the issuer have made a public offering of securities, indicate:

a) how the funds arising from the offering were used

Not applicable. No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering

Not applicable. No public offering of securities was carried out.

c) if there was any deviation, the reasons for such deviation

Not applicable. No public offering of securities was carried out.

18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties

Not applicable.

18.12. Other information considered relevant

Not applicable.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on Issuer's repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares	Average purchase price	Quoting factor	% of shares acquired
							acquired/approved (Unit)
Other characteristics

12/15/2017	12/20/2017 to 06/19/2019	0.00	Common		28,616,649	9.990000	14,421,132	37.00	R$ per unit	50.394000
			Preferred		50,000,000	1.550000	0	0.00	R$ per unit	0.000000
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 14,421,132 shares until 12.31.2017.

08/31/2017	09/01/2017 to 11/26/2018	0.00	Common		31,793,134	10.000000	31,793,105	37.00	R$ per unit	99.999908
			Preferred		39,155,000	1.220000	0	0.00	R$ per unit	0.000000
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital. 2) Purchase of 31,793,105 shares until 12.20.2017. 3) Early termination at the meeting of the Board of Directors of December 15, 2017.

05/25/2017	05/26/2017 to 11/26/2018	0.00	Common		10,000,000	3.150000	0	0.00	R$ per unit	0.000000
			Preferred		50,000,000	1.560000	10,845,000	35.95	R$ per unit	21.690000
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 10,845,000 shares until 12.20.2017. 3) Early termination at the meeting of the Board of Directors of August 31,2017.

02/01/2016	02/03/2016 to 08/02/2017	0.00	Common	10,000,000	3.474074	0	0.00	R$ per unit	0.000000
			Preferred	50,000,000	1.756396	49,787,900	34.82	R$ per unit	99.576000
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 38,087,900 shares in the period from 02.03.2016 to 04.30.2017; 3) Purchase of 49,787,900 shares in the period from 02.03.2016 to 05.24.2017; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance. 5) Early termination at the meeting of the Board of Directors of May 25, 2017.

08/27/2015	08/28/2015 to 08/26/2016	0.00	Common	11,000,000	3.822281	0	0.00	R$ per unit	0.000000
			Preferred	50,000,000	1.711276	49,980,000	27.33	R$ per unit	99.960000
Note: 1) Capital Reserves / Reserve of Goodwill on the Issue of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 41,990,000 shares in the period from 08.28.2015 to 12.31.2015; 3) Purchase of 49,980,000 shares in the period from 08.28.2015 to 01.15.2016; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on February 1, 2016.

07/30/2015	08/05/2015 to 08/04/2016	0.00	Common	11,000,000	4.206117	0	0.00	R$ per unit	0.000000
			Preferred	55,000,000	2.066282	30,380,000	27.11	R$ per unit	55.236363
Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting of August 27, 2015.

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

Due to the bonus shares made in fiscal years of 12/31/2013, 12/31/2014, 07/17/2015 and on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event.

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

04/25/2018

		Common shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	14,424,206			0.4%
Acquisition	-
Disposal	-
Cancellation	(14,424,206)	R$	37.05
Closing balance	-			0.0%

		Preferred shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	71,459,714			2.3%
Acquisition	-
Disposal	(23,131,535)	R$	30.90
Cancellation	-
Bonus shares	-
Closing balance	48,328,179			1.5%

		12/31/2017

		Common shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	3,074			0.0%
Acquisition	46,214,237	R$	37.06
Disposal	-
Cancellation	(31,793,105)	R$	37.06
Closing balance	14,424,206			0.4%

		Preferred shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	69,604,462			2.2%
Acquisition (*)	37,982,900	R$	36.25
Disposal	(36,127,648)	R$	29.09
Cancellation	-
Bonus shares	-
Closing balance	71,459,714			2.3%

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2016

		Common shares
Changes	Number (units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	2,795		0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	279
Closing balance	3,074		0.0%

		Preferred shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	162,562,650			5.7%
Acquisition (*)	30,640,000	R$	30.13
Disposal	(28,225,583)	R$	26.52
Cancellation (**)	-100,000,000
Bonus shares (***)	4,627,395
Closing balance	69,604,462			2.2%

(*) Repurchase amounts include settlement, brokerage and trading fees

(**) Approved by BACEN on 06/07//2016

(***) Approved by BACEN on 09/23/2016

12/31/2015

		Common shares
Changes	Number (units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	2,541		0.0%
Acquisition	-
Disposal	-
Bonus shares	254
Closing balance	2,795		0.0%

		Preferred shares
Changes	Number (units)	Weighted average price (R$)		% in relation to outstanding securities of the same class and type
Opening balance	53,828,551			1.9%
Acquisition (*)	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Bonus shares	8,425,914
Closing balance	162,562,650			5.7%

(*) Repurchase amounts include settlement, brokerage and trading fees

19.3. Supply other information that the issuer may deem relevant

None.

ITEM 20. SECURITIES TRADING POLICY

20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body with technical or advisory functions, created by a statutory provision, informing:

We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).

In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage.

a) policy approval body and date of approval

It is incumbent on the Board of Directors to resolve on change in the policy, subject to the recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last updated on February 5, 2018.

b) insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council or any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; (ii) members of the statutory bodies of companies in which we are the only controlling stockholder, provided that said company does not have its own policy for the trading of securities; (iii) anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of people indicated in items (i) and (ii), including the six-month term beginning on the resignation date; (v) people mentioned in items (i), (ii), and (iii) of this sub item who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants, and institutions that are part of the distribution system; and (vii). our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns.

In addition, people equivalent to insiders are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which insiders are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through whether any of the insiders.

We also have compliance teams that, together with the officers of each area, identify persons who should be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system.

Our system has approximately 9,512 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.).

c) main characteristics

The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are subscribers to the policies. Regarding the Disclosure and Trading Policies, it is incumbent upon this committee: i advise the Investor Relations Officer; ii review the policies and recommend the Board of Directors any applicable change; iii resolve on possible questions about the interpretation of the policies texts; iv define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.

The Trading Policy sets forth several duties, among of which are:

Monthly disclosure of trading information:

i. officers, members of the Board of Directors, the Fiscal Council or of any bodies created by a statutory provision, that performs technical or advisory functions of the Issuer, should inform the Issuer the ownership and trading of securities issued by the Issuer or its subsidiaries or listed controlling companies or referenced thereto, including derivatives, and: a) the communication should be done in the first business day after the date the person is invested in the position or maximum five days after each trade is carried out; b) the communication must include the securities held by the person’s spouse from whom he/she is not legally separated, partner, any other dependent included in the annual income tax return, and companies he/she directly or indirectly controls;

ii. the Issuer should inform the ownership and the trading of securities issued by it, its subsidiaries and affiliates;

iii. the communication of the transactions described in items “i” and “ii” above should be sent to CVM and, as the case may be, to B3 S.A. BRASIL, BOLSA, BALCÃO and to SEC, NYSE and other stock exchanges and entities of organized over-the-counter market in which the securities of the Issuer are admitted for trading, within a term of 10 days after the end of the month that required the communication;

Disclosure of relevant trading activities:

i. any legal entity or individual, or group of individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred.

d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil or abroad), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a 180-day period from the last disposal or acquisition of securities on stock exchanges or organized over-the-counter markets, respectively; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year.

Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies in which the Issuer is the only controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers.

The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of shareholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure.

In order to trade securities issued by us or referred thereto, the insiders to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams.

e) where the policy can be found

The Trading Policy is available on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), in Corporate Governance – Rules and Policies.

20.2. Supply other information that the issuer may deem relevant

In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges.

In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of operation.

Share Buyback Program

We have a share buyback program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on December 15, 2017 and authorized the acquisition of up to 28,616,649 common shares and 50,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent on the Executive Board to develop opportunities for acquisition of these shares on stock exchanges at market value, in the period from December 20, 2017 to June 19, 2019.

Aiming at increasing transparency with the market, we disclose monthly the number of shares acquired under our share buyback program on our Investor Relations website (http://www.itau.com.br/investor-relations/announcements-and-meetings).

For information on the history of previous buyback programs, see to item 19.1.

ITEM 21. INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis

As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”).

One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (see to item 21.2 for more information on the Disclosure Policy).

In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal and with the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the General Director, the Director Vice President or the Officer of the area involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer.

Subject to opportunity and convenience criteria, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results.

The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact on a priority and simultaneous basis: a) to CVM, to SEC, Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. BRASIL, BOLSA, BALCÃO and, as the case may be, to other stock exchanges and entities of organized over-the-counter markets; and b) to the market in general, by publications in newspapers with wide circulation regularly used by the Issuer or in news portals in the internet that provides the whole information in a section with free access.

The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found

The Disclosure Policy is available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations/corporate-governance/rules-and-policies), as well as on the website of CVM.

The Issuer uses website www.rededivulgacao.com.br (a news portal in the internet that provides all the information in a section with free access) to disclose information on material acts and facts.

Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by:

a) email;

b) conference call;

c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad;

d) press releases;

e) social media; and

f) news distribution mechanisms.

Insiders should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it.

For the purposes of the Disclosure Policy, insiders are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who leaves the Issuer or companies in which they are the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) those who have a business, professional or trust relationship with the Company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

Insiders should maintain the security of the means where the relevant information is stored and transmitted (e-mails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected.

In the event that an insider leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and the market.

Insiders should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance.

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures.

We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external e-mails (which means that every piece of information e-mailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices.

We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required for the following levels: restricted (for example, a material fact), confidential, internal and public. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered.

We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.

We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices.

21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.

The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Caio Ibrahim David, Carlos Henrique Donegá Aidar, Fernando Marsella Chacon Ruiz, and Leila Cristiane Barboza Braga de Melo.

21.4. Supply other information that the issuer may deem relevant

The Disclosure Policy and attachments (Declaration of Adherence for Controlling Shareholders, Management and Statutory Authority Members, Declaration of Adherence for Staff Members, and Declaration of Adherence for Third Parties) are available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations/corporate-governance/rules-and-policies), and the on the website of CVM.

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

and Subsidiaries

Reference Form

(Instruction CVM 480 and

subsequent amendments) at

December 31, 2017

and review report of

independent auditors

(A free translation of the original in Portuguese)

Review report of independent auditors on
Reference Form (CVM Instruction 480/09
and subsequent amendments)

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2017, 2016 and 2015, on which we issued unqualified audit reports dated February 05, 18, February 06, 2017 and February 01, 2016, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the review

We conducted our review in accordance with NBC TA 720 - "The auditor's responsibility relating to other information in documents containing audited financial statements" which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2017, 2016 and 2015, taken as a whole.

São Paulo, May 30, 2018

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, www.pwc.com/br

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